As filed with the Securities and Exchange Commission on April 30, 2013

Securities Act File No. 333-175654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FS INVESTMENT CORPORATION II

(Exact name of registrant as specified in charter)

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Investment Corporation II

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(Name and address of agent for service)

COPIES TO:

James A. Lebovitz, Esq. Thomas J. Friedmann, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000 Fax: (215) 994-2222	Rosemarie A. Thurston, Esq. Martin H. Dozier, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):  ☐ when declared effective pursuant to section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 30, 2013

PRELIMINARY PROSPECTUS

Maximum Offering of 200,000,000 Shares of Common Stock

We are a specialty finance company that invests primarily in the debt securities of private companies. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. We intend to elect to be treated for federal income tax purposes, and to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended, or the Code. Our investments and activities are managed by FSIC II Advisor, LLC, or FSIC II Advisor, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission, or the SEC, and is an affiliate of ours. FSIC II Advisor has engaged GSO / Blackstone Debt Funds Management LLC, or GDFM, a subsidiary of GSO Capital Partners LP, to act as our sub-adviser.

Through our affiliate, FS2 Capital Partners, LLC, or the dealer manager, we are offering on a continuous basis up to 200,000,000 shares of common stock in this offering at a current offering price of $10.45 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. The minimum permitted purchase is $5,000 in shares of our common stock. As of April 15, 2013, we had sold an aggregate of 101,883,840 shares for gross proceeds of approximately $1,027.9 million, including proceeds of approximately $18.4 million from shares sold pursuant to a private placement to certain members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM.

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 34 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•

We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the offering price in effect on the date of repurchase.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•

Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

•

Our previous distributions to stockholders were funded in part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to our affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings. Portions of these distributions were not based on our investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings had not agreed to reimburse certain of our expenses, including through the waiver of certain of its advisory fees, portions of these distributions would have come from your paid-in capital or borrowings. The repayment of the fees owed to Franklin Square Holdings will reduce the future distributions to which you would otherwise be entitled.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104, by calling us collect at (215) 495-1150 or by visiting our website at www.fsinvestmentcorpII.com. In addition, the contact information provided above may be used by you to make stockholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years. Except as specifically required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$10.45	$2,090,000,000
Sales Load(2)	$1.045	$209,000,000
Net Proceeds (Before Expenses)(3)	$9.405	$1,881,000,000

(1)	Assumes all shares are sold at the current offering price of $10.45 per share, which is subject to adjustment based upon, among other things, our net asset value per share. Prior to April 16, 2013, our offering price was $10.40 per share; prior to March 18, 2013, our offering price was $10.35 per share; prior to February 1, 2013, our offering price was $10.30 per share; prior to January 16, 2013, our offering price was $10.25 per share; prior to January 2, 2013, our offering price was $10.20 per share; prior to December 17, 2012, our offering price was $10.10 per share; prior to October 16, 2012, our offering price was $10.05 per share; prior to September 17, 2012, our offering price was $10.00 per share.
(2)	“Sales Load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)	We estimate that we will incur approximately $31.4 million of expenses if the maximum number of shares is sold.

Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our shares and pay the full sales load, at least $88.50 but less than $90.00 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $10.45, you would have to experience a total return on your investment of between 11% and 13% in order to recover these expenses. See “Estimated Use of Proceeds” on page 62.

The date of this prospectus is                     , 2013.

FS2 Capital Partners, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a continuous offering process. We commenced our continuous public offering of shares of our common stock through our initial registration statement (File No. 333-175654) that was declared effective by the SEC on February 14, 2012. The registration statement of which this prospectus is a part has been filed with the SEC in order to continue our continuous public offering of shares of our common stock for an additional two years or until all of the shares of our common stock registered herein are sold.

Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, by filing an amendment to the registration statement with the SEC if our net asset value declines more than 10% from our net asset value as of the effective date of the registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until the registration statement, as amended, is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close, or any day that the New York Stock Exchange is closed for trading.

You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC II Advisor and GDFM and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

Alabama—In addition to the suitability standards above, investors must have a liquid net worth of at least 10 times their investment in us and other similar programs.

Idaho—In addition to the suitability standards above, the state of Idaho requires that each Idaho investor not invest, in the aggregate, more than 10% of his or her liquid net worth in shares of our common stock and in our affiliates. Liquid net worth is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

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Iowa—An Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas—The Office of the Kansas Securities Commissioner recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky—Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Maine—The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other similar investments. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Michigan—It is recommended by the Michigan Securities Division that Michigan citizens not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year.

Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor will limit his or her investment in our shares of common stock to a maximum of 10% of his or her net worth.

New Mexico—New Mexico investors must limit their investment in shares of our common stock and other non-traded business development companies to a maximum of 10% of their liquid net worth. Liquid net worth is that portion of an investor’s total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth of at least ten times their investment in us and our affiliates.

Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of our common stock, in our affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor limit his or her investment in shares of our common stock to a maximum of 10% of his or her net worth (excluding home, home furnishings and automobiles).

Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in shares of our common stock to a maximum of 10% of his or her net worth.

Tennessee—Investors who reside in the state of Tennessee must have either (i) a liquid net worth of $85,000 and minimum annual gross income of $85,000 or (ii) a minimum liquid net worth of $350,000. In addition, a Tennessee investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

For additional information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “FS Investment Corporation II” refer to FS Investment Corporation II. In addition, the term “FSIC II Advisor” refers to FSIC II Advisor, LLC, the term “GDFM” refers to GSO / Blackstone Debt Funds Management LLC, a subsidiary of GSO Capital Partners LP, the term “GSO” refers to GSO Capital Partners LP, and the term “Blackstone” refers to The Blackstone Group L.P.

FS Investment Corporation II

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Regulation.” In addition, we intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Code.

We are managed by FSIC II Advisor, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our operations and is responsible for making investment decisions for our portfolio. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor, according to guidelines set by FSIC II Advisor. GDFM, a registered investment adviser under the Advisers Act, is a subsidiary of GSO, which oversaw approximately $58.1 billion in assets under management as of March 31, 2013. GSO is the credit platform of Blackstone.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

•

utilizing the experience and expertise of the management teams of FSIC II Advisor and GDFM, along with the broader resources of GSO, which include its access to the relationships and human capital of its parent, Blackstone, in sourcing, evaluating and structuring transactions;

•	employing a defensive investment approach focused on long-term credit performance and principal protection;

•

focusing primarily on debt investments in a broad array of private U.S. companies, including middle market companies, which we define as companies with annual revenue of $50 million to $2.5 billion at the time of investment. In many market environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

•	investing primarily in established, stable enterprises with positive cash flows; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans or directly from our target companies as primary market investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds and other debt securities. However, such investments are not expected to comprise a significant portion of our portfolio. We generally expect that the size of our individual investments will vary proportionately with the size of our capital base.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FSIC II Advisor or GDFM in transactions originated by FSIC II Advisor or GDFM or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FSIC II Advisor or GDFM or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FSIC II Advisor, GDFM and their respective affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FSIC II Advisor and its affiliates only in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FSIC II Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which exceeds our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our shares will not be listed on a national securities exchange, our stockholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our shares may be volatile. To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We are not obligated to repurchase shares and, if we do so, shares will be repurchased at a discount of 10% from the current offering price at the time of such repurchase. The first such tender offer commenced in August 2012. This will be the only method by which our stockholders may obtain liquidity prior to a liquidity event. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price. If stockholders are able to sell their shares, it is likely they will have to sell them at a significant discount to their purchase price.

We do not currently intend to list our shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Status of Our Ongoing Public Offering

Since commencing our continuous public offering and through April 15, 2013, we have sold 99,817,685 shares of our common stock for gross proceeds of approximately $1,009.3 million. As of April 15, 2013, we had raised total gross proceeds of approximately $1,027.9 million, including $200,000 of seed capital contributed by the principals of FSIC II Advisor in December 2011 and approximately $18.4 million from shares of common stock sold pursuant to a private placement to certain members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM.

The following table summarizes the sales of shares of our common stock in our continuous public offering on a quarterly basis since we commenced operations in June 2012. Dollar amounts are presented in thousands, except share and per share data:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2012
June 30	472,819	$9.85	$4,657
September 30	20,748,668	9.95	206,415
December 31	34,350,041	10.04	344,888

	55,571,528	10.00	555,960

Fiscal 2013
March 31	37,437,081	10.24	383,323
June 30 (through April 15, 2013)	6,809,076	10.28	69,987

	44,246,157	10.25	453,310

	99,817,685	10.11	1,009,270

(1)	The number of shares sold includes 377,027 and 979,861 shares of common stock purchased through our distribution reinvestment plan during 2012 and 2013, respectively.

(2)	All shares reflected in the table were sold at prices between $9.00 and $10.40 per share, depending on the offering price then in effect and the amount of discounts or commissions waived by us or the dealer manager. The public offering price of our shares of common stock is subject to adjustment depending, in part, on our net asset value. See “—Plan of Distribution” for a summary of adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective.

Capital Contribution by FSIC II Advisor and GDFM

In December 2011, pursuant to a private placement, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser.

In June 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, approximately 222,222 additional shares of common stock at $9.00 per share. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser. In connection with the same private placement, members of our board of directors and other individuals and entities affiliated with FSIC II Advisor agreed to purchase approximately 1,247,267 shares of common stock, and certain individuals and entities affiliated with GDFM agreed to purchase approximately 574,444 shares of common stock, in each case at a price of $9.00 per share. In connection with the private placement, we issued an aggregate of approximately 2,043,933 shares of common stock for aggregate proceeds of approximately $18.4 million, upon raising in excess of $2.5 million in offering proceeds from persons not affiliated with us or FSIC II Advisor, or the minimum offering requirement, on June 18, 2012. As of April 15, 2013, we have sold a total of 2,478,323 shares of common stock for aggregate gross proceeds of approximately $22.4 million to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

Portfolio Update

During the year ended December 31, 2012, we made investments in portfolio companies totaling $681.5 million. During the same period, we sold investments for proceeds of $182.9 million and received principal repayments of $21.3 million. As of December 31, 2012, our investment portfolio, with a total fair value of $488.6 million, consisted of interests in 88 portfolio companies (33% in first lien senior secured loans, 30% in second lien senior secured loans, 10% in senior secured bonds, 22% in subordinated debt, 4% in collateralized securities and 1% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $303.0 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 95.9% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 78.4% of our portfolio based on the fair value of our investments) was B3 based upon the ratings scale employed by Moody’s Investors Service, Inc., or Moody’s, and our estimated gross annual portfolio yield, prior to leverage, was 10.3% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. See “Investment Objectives and Strategy—Portfolio Update” for a list of the investments in our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to stockholders.

Based on our regular semi-monthly cash distribution rate of $0.030813 per share as of December 31, 2012 and our public offering price of $10.20 per share as of such date, the annualized distribution rate to stockholders as of December 31, 2012 was 7.25%. The distribution rate to stockholders does not represent an actual investment return to stockholders and may include income, realized capital gains and a return of investors’ capital. Our gross annual portfolio yield and distribution rate to stockholders are subject to change and in the future may be greater or less than the rates set forth above. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our shares and pay the full sales load, at least $88.50 but less than $90.00 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $10.45, you would have to experience a total return on your investment of between 11% and 13% in order to recover these expenses. See “Estimated Use of Proceeds.”

About FSIC II Advisor

FSIC II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment products designed for the individual investor. FSIC II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of FB Income Advisor, LLC and FS Investment Advisor, LLC. FB Income Advisor, LLC and FS Investment Advisor, LLC are registered investment advisers that manage Franklin Square Holdings’ two affiliated BDCs, FS Investment Corporation and FS Energy and Power Fund, respectively. See “Risk Factors—Risks Related to FSIC II Advisor and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

FS Investment Corporation commenced operations on January 2, 2009 and is focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans and second lien secured loans of private U.S. companies, and, to a lesser extent, subordinated loans of private U.S. companies. As of December 31, 2012, FS Investment Corporation had total assets of approximately $4.3 billion. FS Energy and Power Fund commenced operations on July 18, 2011 and is focused on generating current income and long-term capital appreciation for shareholders, primarily by making investments in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. As of December 31, 2012, FS Energy and Power Fund had total assets of approximately $829.5 million.

Our president, chairman and chief executive officer, Michael C. Forman, has led FSIC II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSIC II Advisor, Mr. Forman currently serves as chairman and chief executive officer of FS Investment Corporation, and as president, chairman and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC and FS Energy and Power Fund.

FSIC II Advisor’s senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. FSIC II Advisor was staffed with 34 employees as of April 15, 2013 and may retain additional investment personnel as our activities expand. See “Investment Objectives and Strategy—About FSIC II Advisor.” We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSIC II Advisor’s management team, will allow FSIC II Advisor to successfully execute our investment strategy. See “Management” for biographical information regarding FSIC II Advisor’s senior management team.

All investment decisions require the unanimous approval of FSIC II Advisor’s investment committee, which is currently comprised of Mr. Forman, David J. Adelman, the vice chairman of our board of directors and the co-founder of Franklin Square Holdings, Gerald F. Stahlecker and Zachary Klehr. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FSIC II Advisor and the compensation FSIC II Advisor pays to GDFM to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out. See “Investment Advisory and Administrative Services Agreement” for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GDFM

From time to time, FSIC II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSIC II Advisor believes will aid it in achieving our investment objectives. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor, according to guidelines set by FSIC II Advisor. GDFM also serves as the investment sub-adviser to FS Investment Corporation pursuant to an investment sub-advisory agreement between it and FB Income Advisor, LLC, the investment adviser to FS Investment Corporation. Furthermore, GDFM’s affiliate, GSO, serves as the investment sub-adviser to FS Energy and Power Fund pursuant to an investment sub-advisory agreement between it and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

GDFM is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of March 31, 2013, GSO and its affiliates, excluding Blackstone, managed approximately $58.1 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As sub-adviser, GDFM makes recommendations to FSIC II Advisor in a manner that is consistent with its existing investment and monitoring processes. See “Investment Objectives and Strategy—About GDFM.”

Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $218.2 billion as of March 31, 2013. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly-traded closed-end mutual funds. Blackstone is a publicly-traded limited partnership that has common units which trade on the New York Stock Exchange under the symbol “BX.” Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone’s periodic filings with the SEC, which can be obtained from Blackstone’s website at http://ir.blackstone.com or the SEC’s website at www.sec.gov.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks an investment in us involves:

•	Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

•	An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

•	A lack of liquidity in certain of our investments may adversely affect our business.

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We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

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We have not identified specific future investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.

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We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

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While the management team of FSIC II Advisor consists of the same personnel that form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund, before advising us, FSIC II Advisor had not managed a BDC or a RIC. Therefore, FSIC II Advisor may not be able to successfully operate our business or achieve our investment objectives.

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Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.

•	The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

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Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it is unlikely that you will be able to sell your shares.

•	There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.

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We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make distributions.

•	Our board of directors may suspend or terminate our share repurchase program at any time.

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Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the distributions that we make will represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions that we make will be mailed to you.

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We intend to qualify as a RIC for federal income tax purposes but may fail to do so. Such failure would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.

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As a result of the annual distribution requirement to maintain our qualification as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.

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A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.

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We invest primarily in senior secured term loans and second lien secured loans of private U.S. companies, and, to a lesser extent, subordinated debt and selected equity investments issued by private U.S. companies, including middle market companies. There is no limit on the amount of subordinated debt and selected equity investments in which we may invest. For our senior secured and second lien secured loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, which may lead to a loss in principal. Subordinated debt investments are typically unsecured, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

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The potential for FSIC II Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to make investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, FSIC II Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, since GDFM receives a portion of the advisory fees paid to FSIC II Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

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FSIC II Advisor, its affiliates and GDFM face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our stockholders’ best interests.

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The purchase price at which you purchase shares will be determined at each semi-monthly closing date. As a result, such purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior semi-monthly closing price.

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We have borrowed funds to make investments. As a result, we are exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

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The total return swap, or the TRS, entered into by our wholly-owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

•	We are subject to risks associated with our debt securitization facility.

See “Risk Factors” beginning on page 34 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

Since the beginning of 2009, global credit and other financial market conditions have improved as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have improved markedly. While financial conditions have improved, economic activity continues to be somewhat subdued as unemployment rates remain high. Corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly, but remain slightly above historical averages. Given current market conditions, it is our view that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

We feel that opportunities in senior secured and second lien secured loans are significant not only because of the potential returns available, but also because of the strong defensive characteristics of this investment class. Because these loans have priority in payment among an issuer’s security holders (i.e., they are due to receive payment before bondholders and equityholders), they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before unsecured creditors, such as most types of public bondholders, and other security holders and preserving collateral to protect against credit deterioration. In addition, most senior secured debt issues carry variable interest rate structures, meaning the securities are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. However, in declining interest rate environments, variable interest rate structures decrease the income we would otherwise receive from our debt securities; although, in many cases, the loan documents governing these securities provide for an interest rate floor.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large target market. According to The U.S. Census Bureau, in its most recent economic census in 2007, there were approximately 40,000 middle market companies in the U.S. with annual revenues between $50 million and $2.5 billion, compared with approximately 1,200 companies with revenues greater than $2.5 billion. These middle market companies represent, we believe, a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. Middle market companies have generated a significant number of investment opportunities for investment programs managed by our affiliates and GDFM over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Limited investment competition. Despite the size of the market, we believe that financial difficulties and a widespread consolidation in the U.S. financial services industry have substantially reduced the number of investment firms and financial institutions lending to middle market companies. We believe that lending to middle market companies, which are often private, generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. In addition, middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, which often have relatively high cost structures, are not equipped to deal with these factors and instead emphasize services and transactions to larger corporate clients with a consequent reduction in the availability of debt financing to middle market companies.

Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors will result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We invest primarily in the debt of privately held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt securities that we hold. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we invest are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments also may be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC II Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

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Leading, defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

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Proven management teams. We focus on companies that have experienced management teams with an established track record of success. We typically require our portfolio companies to have proper incentives in place to align management’s goals with ours.

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Private equity sponsorship. Often, we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. FSIC II Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.

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Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

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Viable exit strategy. We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

See “Investment Objectives and Strategy” for additional information regarding our investment strategy.

Potential Competitive Strengths

We believe that we offer our investors the following potential competitive strengths:

Global platform with seasoned investment professionals. We believe that the breadth and depth of the experience of FSIC II Advisor’s senior management team, together with the wider resources of GSO’s investment team and the specific expertise of GDFM, provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities.

Long-term investment horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. We invest using a longer-term focus, which we believe provides us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM transaction sourcing capability. FSIC II Advisor seeks to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under “Regulation” and the allocation policies of GDFM and its affiliates, as applicable, also through GSO’s proprietary origination channels. We believe that the broad network of GDFM will produce a significant pipeline of investment opportunities for us. GDFM also has a significant trading platform, allowing us access to the secondary market for investment opportunities.

Disciplined, income-oriented investment philosophy. FSIC II Advisor and GDFM employ a defensive investment approach focused on long-term credit performance and principal protection. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

Investment expertise across all levels of the corporate capital structure. FSIC II Advisor and GDFM believe that their broad expertise and experience investing at all levels of a company’s capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

See “Investment Objectives and Strategy—Potential Competitive Strengths” for a more detailed description of the competitive strengths we believe we offer our investors.

Plan of Distribution

This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but intends to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000.

We are offering our shares on a continuous basis at a current offering price of $10.45 per share. However, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsinvestmentcorpII.com. Prior to September 17, 2012, we sold shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.05	September 17, 2012
$10.10	October 16, 2012
$10.20	December 17, 2012
$10.25	January 2, 2013
$10.30	January 16, 2013
$10.35	February 1, 2013
$10.40	March 18, 2013
$10.45	April 16, 2013

FS2 Capital Partners, LLC acts as the dealer manager in connection with the sale of shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FSIC II Advisor. FS2 Capital Partners, LLC also serves as the dealer manager in connection with the continuous public offering of shares by FS Energy and Power Fund and served as the dealer manager in connection with the continuous public offering of shares by FS Investment Corporation, which closed to new investors in May 2012.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “FS Investment Corporation II.” Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. See “—How to Subscribe.”

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC II Advisor and GDFM and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of certain states, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

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Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

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Deliver a check for the full purchase price of the shares of our common stock being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment advisor. You should make your check payable to “FS Investment Corporation II.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

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By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive a final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our intention to elect to be taxed as a RIC. See “Estimated Use of Proceeds.”

Share Repurchase Program

We do not currently intend to list our shares of common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. See “Share Repurchase Program.”

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing. The following table reflects certain information regarding the tender offers that we have conducted to date:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 30, 2012	October 1, 2012	24,877	100%	$9.045	$225
December 31, 2012(1)	January 2, 2013	—	—	$9.225	—
March 31, 2013	April 1, 2013	76,086	100%	$9.360	$712

(1)	No shares were tendered for repurchase in connection with the quarterly tender offer.

Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares at a price equal to 90% of the offering price in effect on each date of repurchase.

If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you have purchased or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of shares of common stock of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time. We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program. See “Share Repurchase Program.”

Liquidity Strategy

We intend to seek to complete a liquidity event for our stockholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly-traded company. We refer to these scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

FSIC II Advisor and GDFM are compensated for their services. Under the investment advisory and administrative services agreement, FSIC II Advisor is entitled to a fee consisting of two components—a base management fee and an incentive fee. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 2.0% of the average value of our gross assets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. As a result, FSIC II Advisor will not earn this incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC II Advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.34375% of adjusted capital, or 9.375% annually. This “catch-up” feature allows FSIC II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FSIC II Advisor and the compensation FSIC II Advisor pays to GDFM to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out.

See “Investment Advisory and Administrative Services Agreement—Overview of GDFM” for a description of the investment sub-advisory agreement and the fees payable to GDFM by FSIC II Advisor pursuant to such agreement.

Administration

FSIC II Advisor is reimbursed for administrative expenses it incurs on our behalf. See “Administrative Services.”

Conflicts of Interest

FSIC II Advisor, GDFM and certain of their affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•

The directors, officers and other personnel of FSIC II Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation and FS Energy and Power Fund;

•

The compensation payable by us to FSIC II Advisor and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;

•

We may compete with certain affiliates for investments, including FS Investment Corporation and FS Energy and Power Fund, subjecting FSIC II Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;

•

Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our stockholders, FSIC II Advisor and GDFM will receive base management fees in connection with the management of our portfolio and may receive incentive fees in connection with the sale of our portfolio companies;

•

Because the dealer manager, FS2 Capital Partners, LLC, is an affiliate of FSIC II Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

•

The personnel of GDFM allocate their time between assisting FSIC II Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in connection with GDFM’s role as sub-adviser to FS Investment Corporation;

•

We may compete with other funds managed by affiliates of GDFM for investment opportunities, subjecting GDFM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to FSIC II Advisor;

•

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which FSIC II Advisor or GDFM provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

•

FSIC II Advisor, GDFM and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours;

•

GSO and its affiliates may have existing business relationships or access to material, non-public information that would prevent GDFM from recommending certain investment opportunities that would otherwise fit within our investment objectives;

•

FSIC II Advisor, GDFM and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with us and/or may involve substantial time and resources of FSIC II Advisor and GDFM. Affiliates of GDFM, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to us; and

•

To the extent permitted by the 1940 Act and SEC staff interpretations, and subject to the allocation policies of FSIC II Advisor, GDFM and any of their respective affiliates, as applicable, FSIC II Advisor, GDFM and any of their respective affiliates may determine it is appropriate for us and one or more other investment accounts managed by FSIC II Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. We are seeking exemptive relief from the SEC to engage in co-investment opportunities with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FSIC II Advisor and/or GDFM, as applicable, will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorpII.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Distributions

We declared our first distribution on June 20, 2012. Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay special interim distributions in the form of cash or shares of common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 24% of the aggregate amount of distributions paid during such period on our common stock would have been a return of capital.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. No portion of the distributions paid during the period from June 18, 2012 (commencement of operations) through December 31, 2012 represented a return of capital for tax purposes. See “Material U.S. Federal Income Tax Considerations.”

We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares of our common stock under our distribution reinvestment plan.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 90% of the price that shares are sold in the offering at the semi-monthly closing immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. See “Distribution Reinvestment Plan.” No commissions or fees will be assessed on purchases pursuant to our distribution reinvestment plan.

Taxation

We intend to elect, effective prior to the commencement of our operations, to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to our stockholders, each taxable year, at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104. We maintain a website at www.fsinvestmentcorpII.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “FS Investment Corporation II,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load(2)	10.00%
Offering expenses(3)	1.50%

Total stockholder transaction expenses	11.50%

Annual expenses (as a percentage of average net assets attributable to common stock)(1)
Base management fee(4)	3.24%
Incentive fees payable under our investment advisory and administrative services agreement(5)	0.29%
Interest payments on borrowed funds(6)	1.87%
Other expenses(7)	0.80%

Total annual expenses	6.20%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 10.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)	$170	$277	$381	$632

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 90% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below net asset value per share. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

(1)

Amount assumes that we sell $1,533.3 million worth of our common stock during the twelve months following December 31, 2012, which represents the average monthly rate of capital raising during the first three months of 2013, annualized over twelve months. As of December 31, 2012, we had net assets of approximately $527.7 million. Assuming we raise an additional $1,533.3 million over the twelve months following December 31, 2012, we would receive net proceeds of approximately $1,357.0 million, resulting in estimated net assets of approximately $1,884.7 million, and average net assets of approximately $1,206.2 million, based on our net assets of approximately $527.7 million as of December 31, 2012. The amount also assumes the inclusion of

$550.0 million in proceeds from the debt financing arrangement with JPMorgan Chase Bank, N.A., London Branch, or JPM, and $200.0 million in proceeds from the revolving credit facility with Citibank, N.A., or Citibank (see Note 6 below), which results in average total assets of approximately $1,956.2 million. We may not utilize the full amount available to us under the financing arrangements with JPM and Citibank. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the twelve months following December 31, 2012, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $1,533.3 million worth of our common stock during the twelve months following December 31, 2012.

(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.

(3)	Amount reflects estimated offering expenses to be paid by us of up to $23.0 million if we raise $1,533.3 million in gross proceeds during the twelve months following December 31, 2012.

(4)	Our base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the average value of our gross assets, which are assumed to equal 162.2% of our average net assets as described in Note (1) above. See “Investment Advisory and Administrative Services Agreement—Overview of FSIC II Advisor—Advisory Fees.” The base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of our average net assets, rather than our gross assets.

(5)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FSIC II Advisor for the fiscal year ending December 31, 2013. However, the incentive fee payable to FSIC II Advisor is based on our performance and will not be paid unless we achieve certain performance targets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the fiscal year ending December 31, 2013.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The amount in the table assumes that the incentive fee on capital gains will be approximately 0.29% of average net assets and is based on the actual realized capital gains for the year ended December 31, 2012 and the unrealized appreciation of our investments and the TRS as of such date and assumes that all such unrealized appreciation is converted to realized capital gains on such date. Such amounts are expressed as a percentage of the estimated average net assets of approximately $1,206.2 million for such period. See “Investment Advisory and Administrative Services Agreement—Overview of FSIC II Advisor—Advisory Fees” for a full explanation of how this incentive fee is calculated.

(6)	On April 23, 2013, through two wholly-owned subsidiaries, we entered into an amendment to our conventional debt financing arrangement with JPM, which was originally entered into on October 26, 2012. Under this facility, up to $550.0 million will be made available to us to fund investments in new securities and for other general corporate purposes. Pricing under the facility is at a fixed rate of 3.25% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—JPM Financing” for a discussion of this debt financing arrangement.

On March 27, 2013, we entered into a revolving credit facility with Citibank through a wholly-owned subsidiary. The credit facility provides for borrowings in an aggregate amount up to $200.0 million on a committed basis. Borrowings under the revolving credit facility accrue interest at a rate equal to the three-month London Interbank Offered Rate, or LIBOR, plus 1.75% per annum during the first two years of the facility and LIBOR + 2.00% per annum thereafter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of the revolving credit facility.

The figure in the table assumes we borrow the full amount available under the JPM debt financing arrangement and our revolving credit facility with Citibank and that the annualized weighted average borrowing costs under such financing arrangements, including amortized costs and expenses, is 3.01%. Because the total assumed borrowing ($750.0 million) represents 62.2% of our assumed average net assets for the fiscal year ending December 31, 2013 ($1,206.2 million), the borrowing costs as a percentage of net assets set forth in the table above is 1.87% (or 62.2% of 3.01%).

(7)	Other expenses include accounting, legal and auditing fees, as well as the reimbursement of the compensation of administrative personnel and fees payable to our directors who do not also serve in an executive officer capacity for us or FSIC II Advisor. The amount presented in the table reflects estimated amounts we will pay during the twelve months following December 31, 2012 assuming we raise $1,533.3 million during such time.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate FSIC II Advisor for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes our shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains are calculated, see “Investment Advisory and Administrative Services Agreement—Overview of FSIC II Advisor—Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (200,000,000 Shares)(1)
	Fees to the Dealer Manager
Sales Load

Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be re-allowed to selected broker-dealers.	$146,300,000

Dealer manager fee(2)	Up to 3.0% of gross proceeds from the offering; all or a portion of which may be re-allowed to selected broker-dealers.	$62,700,000

	Reimbursement to Our Investment Adviser

Other organization and offering expenses(3)	We reimburse FSIC II Advisor for the organization and offering costs it incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be approximately $31.4 million, or 1.5% of the gross offering proceeds, if we use the maximum amount offered.	$31,350,000

	Investment Adviser Fees

Base management fee	The base management fee is calculated at an annual rate of 2.0% of	$36,993,000

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (200,000,000 Shares)(1)
our average gross assets and payable quarterly in arrears. The base management fee may or may not be taken in whole or in part at the discretion of FSIC II Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as FSIC II Advisor may determine.

Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears and equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.875% per quarter (an annualized hurdle rate of 7.5%).(4) No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the hurdle rate of 1.875%, or the quarterly hurdle rate. For any calendar quarter in which pre-incentive fee net investment income is greater than the quarterly hurdle rate, but less than 2.34375%, the subordinated incentive fee on income will equal the amount of pre-incentive fee net investment income in excess of the quarterly hurdle rate. This fee is referred to as the catch-up(5) and provides an increasing fee, but is in no event greater than the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 1.875% to a 2.34375% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.34375% of adjusted capital, the subordinated incentive fee on income will equal 20.0% of pre-incentive fee net investment income.	These amounts cannot be estimated since they are based upon the performance of the assets that we hold. We have not achieved performance sufficient to realize a subordinated incentive fee on income to date.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (200,000,000 Shares)(1)
For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

Incentive fee on capital gains	An incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement) and equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets that we hold. The amount of any incentive fee on capital gains will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

Other Expenses

Other operating expenses(6)	We reimburse the expenses incurred by FSIC II Advisor in connection with its provision of administrative services provided to us, including the compensation payable by FSIC II Advisor to its administrative personnel. We do not reimburse FSIC II Advisor for personnel costs in connection with services for which FSIC II Advisor receives a separate fee. In addition, we do not reimburse FSIC II Advisor for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of FSIC II Advisor.	We have estimated these annual expenses to be approximately $2.7 million. Actual amounts may be lower or higher than this.

(1)	Assumes all shares are sold at the current offering price of $10.45 per share with no reduction in selling commissions or dealer manager fees. Prior to April 16, 2013, our offering price was $10.40 per share; prior to March 18, 2013, our offering price was $10.35 per share; prior to February 1, 2013, our offering price was $10.30 per share; prior to January 16, 2013, our offering price was $10.25 per share; prior to January 2, 2013, our offering price was $10.20 per share; prior to December 17, 2012, our offering price was $10.10 per share; prior to October 16, 2012, our offering price was $10.05 per share; prior to September 17, 2012, our offering price was $10.00 per share. The offering price is subject to increase or decrease depending, in part, on our net asset value.

(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.

(3)	The organization and offering expense reimbursement consists of costs incurred by FSIC II Advisor and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of FSIC II Advisor’s employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which will include development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FSIC II Advisor. FSIC II Advisor is responsible for the payment of our cumulative organization and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from this offering, without recourse against or reimbursement by us.

(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in an increase in the amount of incentive fees payable to FSIC II Advisor.

(5)	As the quarterly pre-incentive fee net investment income rises from 1.875% to 2.34375%, the “catch-up” feature allows FSIC II Advisor to recoup the fees foregone as a result of the existence of the quarterly hurdle rate.

(6)	Franklin Square Holdings’ two other affiliated BDCs, FS Investment Corporation and FS Energy and Power Fund, have similar arrangements with their investment advisers, FB Income Advisor, LLC and FS Investment Advisor, LLC, respectively, relating to the reimbursement of administrative services expenses.

The administrative services expenses paid by FS Investment Corporation and FS Energy and Power Fund to FB Income Advisor, LLC and FS Investment Advisor, LLC, respectively, during the fiscal years ended December 31, 2009, 2010, 2011 and 2012, as applicable, are set forth in the table below:

Fiscal Year Ended December 31,	FS Investment Corporation	FS Energy and Power Fund
2009	$165,000	—
2010	$710,000	—
2011	$2,781,000	$147,000
2012	$4,504,000	$700,000

Neither we nor FSIC II Advisor is responsible or obligated, whether directly or indirectly, for any reimbursements from FS Investment Corporation to FB Income Advisor, LLC or from FS Energy and Power Fund to FS Investment Advisor, LLC.

Certain of the advisory fees payable to FSIC II Advisor are not based on the performance of our investments. See “Investment Advisory and Administrative Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to FSIC II Advisor, the dealer manager and their affiliates and the potential conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:	What is a “BDC”?

A:	BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and generally elect to be taxed as RICs for federal income tax purposes.

Q:	What is a “RIC”?

A:	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:	Who will choose which investments to make?

A:	All investment decisions are made by FSIC II Advisor and require the unanimous approval of its investment committee. The members of FSIC II Advisor’s investment committee are Messrs. Forman, Adelman, Stahlecker and Klehr. Pursuant to an investment sub-advisory agreement with FSIC II Advisor, GDFM acts as our sub-adviser and makes investment recommendations for our benefit to FSIC II Advisor. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Beginning with the second anniversary of the date of the investment advisory and administrative services agreement, our board of directors will annually review the compensation we pay to FSIC II Advisor and the compensation FSIC II Advisor pays to GDFM to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out.

Q:	What is the experience of FSIC II Advisor and GDFM?

A:	Our investment activities are managed by FSIC II Advisor, who oversees the management of our activities, and GDFM, who assists with the day-to-day management of our investment operations. FSIC II Advisor is a subsidiary of our affiliate, Franklin Square Holdings. FSIC II Advisor’s senior management team has significant experience across private lending, private equity and real estate investing, including experience advising and managing BDCs through their management of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund. See “Management” for more information on the members of the senior management team.

Our sub-adviser, GDFM, is a subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of March 31, 2013, GSO and its affiliates, excluding Blackstone, managed approximately $58.1 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As sub-adviser, GDFM makes recommendations to FSIC II Advisor in a manner that is consistent with its existing investment and monitoring processes. GDFM also serves as the investment sub-adviser to FS Investment Corporation, and GDFM’s affiliate, GSO, serves as the investment sub-adviser to FS Energy and Power Fund. See “Investment Advisory and Administrative Services Agreement—Overview of GDFM” for more information on GDFM.

Q:	How does a “best efforts” offering work?

A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in this offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares of common stock.

Q:	How long will this offering last?

A:	This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part that will be subject to SEC review to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:	Will I receive a stock certificate?

A:	No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs.

Q:	Who can buy shares of common stock in this offering?

A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC II Advisor and GDFM and (e) the tax consequences of the investment.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:	How do I subscribe for shares of common stock?

A:

If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and

(2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:	Can I invest through my IRA, Keogh or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.

Q:	Will the distributions I receive be taxable?

A:	Cash distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Under current law, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of either 15% or 20%, depending on whether the stockholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Q:	When will I get my detailed tax information?

A:	We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gains.

Q:	Will I be notified on how my investment is doing?

A:	Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorpII.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, it is unlikely that stockholders will be able to sell their shares. If you are able to sell your shares, it is likely that you will have to sell them at a significant discount to the purchase price of your shares.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the offering price in effect on the date of repurchase. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors—Risks Related to an Investment in Our Common Stock.”

Q:	Will I otherwise be able to liquidate my investment?

A:	We intend to seek to complete a liquidity event for our stockholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly-traded company. While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial representative or the dealer manager at:

FS2 Capital Partners, LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

Attention: Investor Services

SELECTED FINANCIAL DATA

You should read this selected consolidated financial data in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011 has been derived from our consolidated financial statements.

Dollar amounts are presented in thousands, except for per share data.

	Year Ended December 31, 2012	Period from July 13, 2011 (Inception) to December 31, 2011(1)
Statements of operations data:
Investment income	$9,484	$—
Operating expenses
Total operating expenses	9,157	20
Less: Expense reimbursement from sponsor	(2,482)	—

Net expenses	6,675	20

Net investment income (loss)	2,809	(20)
Total net realized and unrealized gain/loss on investments	17,596	—

Net increase (decrease) in net assets resulting from operations	$20,405	$(20)

Per share data:
Net investment income (loss)—basic and diluted(2)	$0.12	$(0.90)

Net increase (decrease) in net assets resulting from operations—basic and diluted(2)	$0.85	$(0.90)

Distributions declared(3)	$0.39	$—

Balance sheet data:
Total assets	$709,325	$200

Repurchase agreement payable	$117,500	$—

Total net assets	$527,727	$200

Other data:
Total return(3)	6.11%	—
Number of portfolio company investments at period end	88	—
Total portfolio investments for the period	$681,503	$—
Proceeds from sales and prepayments of investments	$204,248	$—

(1)	We formally commenced operations on June 18, 2012. Prior to such date, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company.
(2)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.
(4)

The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2011. The total return does not consider the effect of the sales load from the sale of our common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of our future total return, which may be greater or less than the return shown in the table due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return for the year ended December 31, 2012 represents the total return on our investment portfolio during such period and is calculated in accordance with U.S. generally accepted accounting principles, or GAAP. This return figure does not represent an actual return to stockholders.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below our net asset value per share.

The purchase price at which you purchase shares will be determined at each semi-monthly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our shares. As a result, in the event of an increase in our net asset value per share, your purchase price may be higher than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior semi-monthly closing price. See “Determination of Net Asset Value.”

We are a relatively new company and have a limited operating history.

We were formed on July 13, 2011 and commenced operations on June 18, 2012 after satisfying the minimum offering requirement of selling, in aggregate, $2.5 million in common stock to persons not affiliated with us or FSIC II Advisor. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common stock could decline substantially.

As a new company with relatively few investments, our continuous public offering may be deemed to be a “blind pool” offering. An investor may not have the opportunity to evaluate historical data or assess investments prior to purchasing our shares.

Other than those investments currently reflected in our portfolio, none of us, FSIC II Advisor or GDFM has generally identified, made or contracted to make investments on our behalf with the proceeds from our continuous public offering. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments we make using the proceeds from our continuous public offering prior to making a decision to purchase our shares. You must rely on FSIC II Advisor and GDFM to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments rather than evaluating our investments in advance of purchasing shares of our common stock. Because investors are not able to evaluate all of our investments in advance of purchasing our shares, our public offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” public offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for the allocation of our investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, it is unlikely that you will be able to sell them and, if you are able to do so, it is unlikely that you will receive a full return of your invested capital.

Our shares are illiquid assets for which there is not a secondary market and it is not expected that any will develop in the foreseeable future. There can be no assurance that we will complete a liquidity event. A liquidity event could include: (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly-traded company.

In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

If our shares are listed, we cannot assure you that a public trading market will develop. In addition, a liquidity event involving a listing of our shares on a national securities exchange may include certain restrictions on the ability of stockholders to sell their shares. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.

A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly-traded company. However, there can be no assurance that we will complete a liquidity event by a specified date or at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

The dealer manager in our continuous offering may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The dealer manager for our continuous public offering is FS2 Capital Partners, LLC, or our dealer manager. There is no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives and you could lose some or all of the value of your investment.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty faced as a stockholder.

The dealer manager is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Our ability to successfully conduct our continuous offering depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Only a limited number of shares may be repurchased pursuant to our share repurchase program and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in those shares.

Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we intend to limit the number of shares to be repurchased in any calendar quarter to 2.5% of the weighted average number of shares outstanding in the prior calendar year, or 10% in each calendar year (though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your shares, you must tender at least 25% of the number of shares you have purchased and generally must maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares tendered for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year. For example, our affiliate, FS Investment Corporation, commenced a share repurchase program in March 2010 with substantially similar terms as our share repurchase program. Because FS Investment Corporation had relatively few shares outstanding during the first year of its operations, the limitation described in clause (2) above resulted in fewer than all of the tendered shares being repurchased in two tender offers conducted by FS Investment Corporation in 2010.

In addition, our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which we expect will be 90% of the offering price in effect on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with FSIC II Advisor or GDFM in transactions originated by FSIC II Advisor or GDFM or their respective affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside FSIC II Advisor or GDFM or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FSIC II Advisor, GDFM and their respective affiliates, as applicable. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance.

Prior to investing in securities of portfolio companies, we will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

We may fund distributions from the uninvested proceeds of our continuous public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. We have paid and may continue to pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from the proceeds of our continuous public offering or from borrowings could reduce the amount of capital we ultimately invest in our portfolio companies.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 450,000,000 shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, our board of directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of FSIC II Advisor. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her shares.

Certain provisions of our charter and bylaws, as well as provisions of the Maryland General Corporation Law, could deter takeover attempts and have an adverse impact on the value of our common stock.

The Maryland General Corporation Law, or the MGCL, and our charter and bylaws contain certain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. We will be covered by the Business Combination Act of the MGCL, pursuant to which certain business combinations between us and an “interested stockholder” (defined generally to include any person who beneficially owns 10% or more of the voting power of our outstanding shares) or an affiliate thereof is prohibited for five years and thereafter is subject to special stockholder voting requirements, to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any person to the extent that such business combination receives the prior approval of our board of directors, including a majority of our directors who are not interested persons as defined in the 1940 Act. Under the Control Share Acquisition Act of the MGCL, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by directors who are employees of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our common stock. The Business Combination Act (if our board should repeal the resolution) and the Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

In addition, at any time that we have a class of equity securities registered under the Exchange Act and we have at least three independent directors, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director.

Moreover, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue.

These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Our Business and Structure

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of our public offering of common stock and may use the net proceeds from such offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our public offering. Finally, since our shares are not expected to be listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment policy, operating policies, investment criteria or strategies.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of our syndicated loan portfolio, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis, collateralized loan obligations, or CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. This pervasive forced selling and the resultant price declines eliminated or significantly impaired many of our leveraged competitors for investment opportunities, especially those having built their investment portfolios prior to the financial crisis.

Conditions in the large corporate leveraged loan market may deteriorate again, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our syndicated loans, which could have a material adverse impact on our business, financial condition and results of operations.

Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and has yet to fully recover.

Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets and caused extreme economic uncertainty.

Economic activity remains subdued as unemployment rates remain high. Despite this, corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly. However, deterioration of economic and market conditions in the future could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. In June 2012, Standard & Poor’s Ratings Services affirmed this “AA+” rating, but maintained a negative outlook on the long-term rating for the U.S., reflecting the view of Standard & Poor’s Ratings Services that this rating could be lowered by 2014 as a result of the U.S. sovereign credit risks. In January 2012, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, Standard & Poor’s Ratings Services further lowered its long-term sovereign credit rating for Spain. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of the August 2011 downgrade or any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from the August 2011 downgrade or any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on our business, financial condition and results of operations.

Our ability to achieve our investment objectives depends on FSIC II Advisor’s and GDFM’s ability to manage and support our investment process. If either FSIC II Advisor or GDFM were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of FSIC II Advisor and GDFM. FSIC II Advisor, with the assistance of GDFM, evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of FSIC II Advisor and its senior management team. The departure of any members of FSIC II Advisor’s senior management team could have a material adverse effect on our ability to achieve our investment objectives. Likewise, the departure of any key employees of GDFM may impact its ability to render services to us under the terms of its sub-advisory agreement with FSIC II Advisor.

Our ability to achieve our investment objectives depends on FSIC II Advisor’s ability, with the assistance of GDFM, to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. FSIC II Advisor’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, FSIC II Advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. FSIC II Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

In addition, both the investment advisory and administrative services agreement and the sub-advisory agreement that FSIC II Advisor has entered into with GDFM have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FSIC II Advisor, upon 120 days’ notice to us. The sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by GDFM or, if our board of directors or the holders of a majority of our outstanding voting securities determine that the sub-advisory agreement with GDFM should be terminated, by FSIC II Advisor. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace FSIC II Advisor or for FSIC II Advisor to replace GDFM. Furthermore, the termination of either of these agreements may adversely impact the terms of any financing facility into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of FSIC II Advisor and GDFM to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

If FSIC II Advisor or GDFM fails to maintain its existing relationships with private equity sponsors, investment banks and commercial banks, on which they rely to provide us with potential investment opportunities, or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom FSIC II Advisor and GDFM have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and CLO funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market but are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common stock may not receive distributions or that our distributions may not grow over time.

We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See “Regulation—Senior Securities.”

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes, which will lower your tax basis in your shares.

In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our continuous public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC II Advisor.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire FSIC II Advisor’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interest as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to FSIC II Advisor under the investment advisory and administrative services agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are being paid by FSIC II Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment in us. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to FSIC II Advisor, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we do not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a standalone entity. Currently, individuals employed by FSIC II Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a standalone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.

Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending such claims, which would reduce the amount of funds we have available for investment in targeted assets.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers selling our shares, could also have a material adverse effect on our business, financial condition and results of operations.

In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of FSIC II Advisor and GDFM to other types of investments in which FSIC II Advisor and GDFM may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Beginning with our fiscal year ending December 31, 2013, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of recent financial reform legislation on us is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions.

Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our stockholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to FSIC II Advisor and Its Affiliates

FSIC II Advisor has limited prior experience managing a BDC or a RIC.

While FSIC II Advisor’s management team consists of the same personnel that form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund, FSIC II Advisor has limited prior experience managing a BDC or a RIC. Therefore, FSIC II Advisor may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. FSIC II Advisor’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FSIC II Advisor and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

FSIC II Advisor and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and FSIC II Advisor to earn increased asset management fees. In addition, the decision to utilize leverage has increased our assets and, as a result, has increased the amount of management fees payable to FSIC II Advisor.

We may be obligated to pay FSIC II Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory and administrative services agreement entitles FSIC II Advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay FSIC II Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FSIC II Advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations FSIC II Advisor’s and GDFM’s senior management and investment teams have to our affiliates and to other clients.

The members of the senior management and investment teams of both FSIC II Advisor and GDFM serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. For example, the officers, managers and other personnel of FSIC II Advisor also serve in similar capacities for FB Income Advisor, LLC and FS Investment Advisor, LLC, the investment advisers for FS Investment Corporation and FS Energy and Power Fund, respectively. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on FSIC II Advisor to manage our day-to-day activities and to implement our investment strategy. FSIC II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSIC II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC and FS Energy and Power Fund. FSIC II Advisor and its employees will devote only as much of its or their time to our business as FSIC II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

Furthermore, GDFM, on which FSIC II Advisor relies to assist it in identifying investment opportunities and making investment recommendations, has similar conflicts of interest. GDFM also serves as investment sub-adviser to FS Investment Corporation pursuant to an investment sub-advisory agreement between it and FB Income Advisor, LLC, the investment adviser to FS Investment Corporation, and its affiliate, GSO, serves as investment sub-adviser to FS Energy and Power Fund pursuant to an investment sub-advisory agreement between it and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund. GDFM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GDFM and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. Also, in connection with such business activities, GDFM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GDFM, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GDFM and its affiliates. For example, GSO, an affiliate of GDFM, serves as investment sub-adviser to FS Energy and Power Fund.

The time and resources that individuals employed by FSIC II Advisor and GDFM devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by FSIC II Advisor and GDFM are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Neither FSIC II Advisor nor GDFM, or individuals employed by FSIC II Advisor or GDFM, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. If we are able to obtain exemptive relief from the SEC, we also intend to co-invest with FSIC II Advisor and its affiliates. There is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we could be limited in our ability to invest in certain portfolio companies in which our affiliates, including FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC and FS Energy and Power Fund, are investing or are invested. Because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, even if we are able to receive exemptive relief, we will be unable to participate in certain transactions originated by GDFM, GSO or any of their affiliates, unless otherwise permitted by the 1940 Act and the rules and regulations promulgated thereunder. Affiliates of GDFM, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to GDFM or to us.

Our incentive fee may induce FSIC II Advisor to make, and GDFM to recommend, speculative investments.

The incentive fee payable by us to FSIC II Advisor may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to FSIC II Advisor is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage FSIC II Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since GDFM will receive a portion of the advisory fees paid to FSIC II Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined in the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to issue equity continuously at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FSIC II Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to allocate our portfolio among various issuers and industries and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in senior secured loans, second lien secured loans, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and there is no limit on the amount of any such investments in which we may invest.

Senior secured loans and second lien secured loans. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Subordinated debt. Our subordinated debt investments will generally rank junior in priority of payment to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity investments. We expect to make select equity investments. In addition, when we invest in senior secured and second lien secured loans or subordinated debt, we may acquire warrants to purchase equity securities. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

Our wholly-owned, special purpose financing subsidiary, Del River LLC, or Del River, has entered into a TRS for a portfolio of senior secured floating rate loans with Citibank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap” for a more detailed discussion of the terms of the TRS between Del River and Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Del River, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Del River borrowing funds to acquire loans and incurring interest expense to a lender.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In the case of the TRS with Citibank, Del River is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to Del River under the TRS. Del River bears the risk of depreciation with respect to the value of the loans underlying the TRS and is required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The amount of collateral required to be posted by Del River is determined primarily on the basis of the aggregate value of the underlying loans.

The limit on the additional collateral that Del River may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Del River (determined without consideration of the initial cash collateral posted for each loan included in the TRS). Del River’s maximum liability under the TRS is the amount of any decline in the aggregate value of the loans subject to the TRS, less the amount of the cash collateral previously posted by Del River. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

In addition to customary events of default and termination events, the agreements governing the TRS with Citibank, which are collectively referred to herein as the TRS Agreement, contain the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Del River or us with respect to indebtedness in an amount equal to or greater than the lesser of $10 million and 2% of our net asset value at such time; (d) a merger of Del River or us meeting certain criteria; (e) either us or Del River amending its constituent documents to alter our investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (f) our ceasing to be the investment manager of Del River or having authority to enter into transactions under the TRS on behalf of Del River, and not being replaced by an entity reasonably acceptable to Citibank; (g) FSIC II Advisor ceasing to be our investment adviser or GDFM ceasing to be the sub-adviser to FSIC II Advisor; (h) Del River failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) Del River becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) we dissolve or liquidate; (k) there occurs, without the prior consent of Citibank, any material change to or departure from our policies or the policies of Del River that may not be changed without the vote of our stockholders and that relates to Del River’s performance of its obligations under the TRS Agreement; and (l) we violate certain provisions of the 1940 Act or our election to be regulated as a BDC is revoked or withdrawn.

In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after July 2, 2013, the first anniversary of the effectiveness of the TRS. Del River may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Any termination prior to the first anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank based on the maximum notional amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Del River to Citibank for the period from the termination date through and including July 2, 2013. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the aggregate notional amount of the TRS ($425 million), multiplied by (z) 1.25% per annum.

Upon any termination of the TRS, Del River will be required to pay Citibank the amount of any decline in the aggregate value of the loans subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such loans. In the event that Citibank chooses to exercise its termination rights, it is possible that Del River will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if Del River controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See “—Risks Related to Debt Financing” below.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our first lien or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle market companies involve some of the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

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may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral pledged under such securities and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

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are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of FSIC II Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make may include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may be unable to exercise any put rights we acquire, which grant us the right to sell our equity securities back to the portfolio company, for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

Our investments are primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt securities that we hold. Second, the investments themselves often may be illiquid. The securities of many of the companies in which we invest are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC II Advisor and/or GDFM to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

A lack of liquidity in certain of our investments may adversely affect our business.

We invest in certain companies whose securities are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Risks Related to Debt Financing

We are subject to risks associated with our debt securitization facility.

On April 23, 2013, through two wholly-owned, special purpose financing subsidiaries, we entered into an amendment, or the April 2013 amendment, to our debt financing arrangement with JPM, which was originally entered into on October 26, 2012 and first amended on February 6, 2013. The April 2013 amendment, among other things, (i) increased the amount of debt financing available under the arrangement from $300.0 million to $550.0 million and (ii) extended the final repurchase date under the financing arrangement from February 20, 2017 to May 20, 2017. The financing transaction with JPM is structured as a debt securitization. We use the term “debt securitization” to describe a form of secured borrowing under which an operating company, sometimes referred to as an originator, acquires or originates loans or other assets that earn income, whether on a one-time or recurring basis (collectively referred to herein as “income producing assets”), and borrows money on a non-recourse basis against a legally separate pool of income producing assets. In a typical debt securitization, the originator transfers the income producing assets to a special-purpose, bankruptcy-remote subsidiary, also referred to as a “special purpose entity”, which is established solely for the purpose of holding income producing assets and issuing debt secured by these income producing assets. The special purpose entity completes the borrowing through the issuance of notes secured by the income producing assets.

Pursuant to the financing transaction, loans in our portfolio having an aggregate market value of approximately $1,174.0 million may be sold by us from time to time to Lehigh River LLC, or Lehigh River, pursuant to an amended and restated asset transfer agreement, dated as of February 6, 2013 and amended as of April 23, 2013, between the Company and Lehigh River, or the Amended and Restated Lehigh Asset Transfer Agreement. The loans held by Lehigh River will secure the obligations of Lehigh River under Class A Floating Rate Notes, or the Class A Notes, to be issued from time to time by Lehigh River to Cobbs Creek LLC, or Cobbs Creek, pursuant to an amended and restated indenture, dated as of February 6, 2013, as supplemented by Supplemental Indenture No. 1, dated April 23, 2013, or the Amended and Restated Indenture, with Citibank, as trustee. The Class A Notes may be issued in an aggregate principal amount of up to $660.0 million and mature on May 20, 2024. Cobbs Creek will purchase the issued Class A Notes from time to time at a purchase price equal to their par value.

Cobbs Creek, in turn, has entered into a repurchase transaction with JPM pursuant to the terms of an amended and restated master repurchase agreement and the related annex and amended and restated confirmation thereto, each dated as of April 23, 2013, or collectively, the JPM Facility. Pursuant to the JPM Facility, JPM has agreed to purchase from time to time Class A Notes held by Cobbs Creek for an aggregate purchase price equal to approximately 83.33% of the principal amount of Class A Notes purchased. Subject to certain conditions, the maximum principal amount of Class A Notes that may be purchased under the JPM Facility is $660.0 million. Accordingly, the maximum amount payable at any time to Cobbs Creek under the JPM Facility will not exceed $550.0 million.

In connection with the JPM Facility, we may sell from time to time loans in our portfolio having an aggregate market value of approximately $330.0 million to Cobbs Creek pursuant to an amended and restated asset transfer agreement, dated as of February 6, 2013 and amended as of April 23, 2013, between the Company and Cobbs Creek, or the Amended and Restated Cobbs Asset Transfer Agreement. The loans purchased by Cobbs Creek from us will secure the obligations of Cobbs Creek under the JPM Facility.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—JPM Financing” for a more detailed discussion of the terms of this debt securitization facility.

As a result of this debt securitization facility, we are subject to certain risks, including those set forth below.

Our equity investment in Lehigh River is subordinated to the debt obligations of Lehigh River.

Under the Amended and Restated Lehigh Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Lehigh River for a purchase price of approximately $202.3 million, all of which consisted of the issuance to us of equity interests in Lehigh River. Any dividends or other payments in respect of our equity interest in Lehigh River are subordinated in priority of payment to the Class A Notes. In addition, Lehigh River is subject to certain payment restrictions set forth in the Amended and Restated Indenture in respect of its equity interest.

We will receive cash distributions based on our investment in Lehigh River only if Lehigh River has made all required cash interest payments on the Class A Notes. We cannot assure you that distributions on the assets held by Lehigh River will be sufficient to make any distributions to us or that the yield on our investment in Lehigh River will meet our expectations.

Our equity investment in Lehigh River is unsecured and ranks behind all of the creditors, known or unknown, of Lehigh River, including the holders of the Class A Notes. Consequently, if the value of Lehigh River’s portfolio of loan investments decreases as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the underlying assets or prepayment or changes in interest rates generally, the value of our equity investment in Lehigh River could be reduced. Accordingly, our investment in Lehigh River may not produce a profit and may be subject to a loss in an amount up to the entire amount of such equity investment.

In addition, if the value of Lehigh River’s portfolio of loan investments decreases and Lehigh River is unable to make any required payments to Cobbs Creek pursuant to the terms of the Class A Notes, Cobbs Creek may, in turn, be unable to make any required payments to JPM pursuant to the terms of the JPM Facility. In such event, if the value of Cobbs Creek’s portfolio of loan investments is not sufficient to meet Cobbs Creek’s payment obligations to JPM, we may be required to loan or otherwise provide additional funds to Cobbs Creek to cover Cobbs Creek’s payment obligations to JPM, or otherwise be subject to a loss in an amount up to the entire amount of our equity investment in Cobbs Creek.

Our equity investment in Cobbs Creek is subordinated to the debt obligations of Cobbs Creek.

Under the Amended and Restated Cobbs Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Cobbs Creek for a purchase price of approximately $35.7 million, all of which consisted of the issuance to us of equity interests in Cobbs Creek. Any dividends or other payments in respect of our equity interest in Cobbs Creek are subordinated in priority of payment to Cobbs Creek’s payment obligations under the JPM Facility. In addition, Cobbs Creek is subject to certain payment restrictions set forth in the JPM Facility in respect of its equity interest.

We will receive cash distributions based on our investment in Cobbs Creek only if Cobbs Creek has made all required payments under the JPM Facility. We cannot assure you that distributions on the assets held by Cobbs Creek, including the Class A Notes, will be sufficient to make any distributions to us or that the yield on our investment in Cobbs Creek will meet our expectations.

Our equity investment in Cobbs Creek is unsecured and ranks behind all of the creditors, known or unknown, of Cobbs Creek, including JPM. Consequently, if the value of Cobbs Creek’s portfolio of loan investments decreases as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the underlying assets or prepayment or changes in interest rates generally, the value of our equity investment in Cobbs Creek could be reduced. Accordingly, our investment in Cobbs Creek may not produce a profit and may be subject to a loss in an amount up to the entire amount of such equity investment.

In addition, if the value of Cobbs Creek’s portfolio of loan investments decreases or Lehigh River fails to make any required payments to Cobbs Creek pursuant to the terms of the Class A Notes, Cobbs Creek may be unable to make any required payments to JPM pursuant to the terms of the JPM Facility. In such event, if the value of Cobbs Creek’s portfolio of loan investments is not sufficient to meet Cobbs Creek’s payment obligations to JPM, we may be required to loan or otherwise provide additional funds to Cobbs Creek to cover Cobbs Creek’s payment obligations to JPM, or otherwise be subject to a loss in an amount up to the entire amount of our equity investment in Cobbs Creek.

Our equity investments in Lehigh River and Cobbs Creek have a high degree of leverage.

The maximum aggregate principal amount of the Class A Notes that may be issued is $660.0 million and loans in our portfolio having an aggregate market value of approximately $1,174.0 million may be sold by us from time to time to Lehigh River. Similarly, the maximum repurchase amount payable at any time by Cobbs Creek to JPM under the JPM Facility is $550.0 million, plus applicable interest, and loans in our portfolio having an aggregate market value of approximately $330.0 million may be sold by us from time to time to Cobbs Creek. The market value of our equity investments in Lehigh River and Cobbs Creek may be significantly affected by a variety of factors, including changes in the market value of the investments held by Lehigh River and Cobbs Creek, changes in distributions on the investments held by Lehigh River and Cobbs Creek, defaults and recoveries on those investments, capital gains and losses on those investments, prepayments on those investments and other risks associated with those investments. Our investments in Lehigh River and Cobbs Creek may not produce a profit and may be subject to a loss in an amount up to the entire amount of such equity investment. The leveraged nature of our equity investment may magnify the adverse impact of any loss on our equity investment.

The interests of JPM, as the holder of the Class A Notes, may not be aligned with our interests, and we will not have control over remedies in respect of the Class A Notes.

The Class A Notes rank senior in right of payment to any equity securities issued by Lehigh River. As a result, there are circumstances in which the interests of JPM, as the holder of the Class A Notes, may not be aligned with our interests. For example, under the terms of the Class A Notes, JPM has the right to receive payments of principal and interest prior to Lehigh River making any distributions or dividends to holders of its equity securities.

For as long as the Class A Notes remain outstanding, JPM has the right to act in certain circumstances with respect to the portfolio of loans that secure the obligations of Lehigh River under the Class A Notes in ways that may benefit their interests but not ours, including by exercising remedies or directing the trustee under the Amended and Restated Indenture to declare events of default under or accelerate the Class A Notes in accordance with the terms of the Amended and Restated Indenture. JPM has no obligation to consider any possible adverse effect that actions taken may have on our equity interests. For example, upon the occurrence of an event of default with respect to the Class A Notes, the trustee, which is currently Citibank, may declare the outstanding principal amount of all of the Class A Notes, together with any accrued interest thereon, to be immediately due and payable. This would have the effect of accelerating the outstanding principal amount of the Class A Notes and triggering a repayment obligation on the part of Lehigh River. Lehigh River may not have proceeds sufficient to make required payments on the Class A Notes and make any distributions to us. Any failure of Lehigh River to make distributions on the equity interests we hold could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our stockholders in amounts sufficient to maintain our qualification as a RIC, or at all.

Lehigh River may fail to meet certain asset coverage and quality tests, which would have an adverse effect on us.

Under the Amended and Restated Indenture, there are coverage tests and quality tests applicable to the collateral securing the Class A Notes. The first coverage test, or the Class A Interest Coverage Test, compares the amount of interest received on the portfolio of loans held by Lehigh River to the amount of interest payable in respect of the Class A Notes. To meet the Class A Interest Coverage Test, the aggregate amount of interest received on the portfolio of loans held by Lehigh River must equal at least 100% of the interest payable in respect of the Class A Notes until February 20, 2014 and 150% thereafter. The second coverage test, or the Class A Par Value Test, compares the aggregate principal amount of the portfolio of loans (other than any loan acquired for a purchase price of less than 80% of its principal amount, which loan will be assigned a value equal to its purchase price) plus cash held by Lehigh River to the aggregate outstanding principal amount of the Class A Notes. To meet the Class A Par Value Test, the aggregate principal amount of the portfolio of loans (other than any loan acquired for a purchase price of less than 80% of its principal amount, which loan will be assigned a value equal to its purchase price) plus cash held by Lehigh River must equal at least 164.44% of the aggregate outstanding principal amount of the Class A Notes. The third coverage test, or the Additional Class A Par Value Test, compares the aggregate principal amount of the portfolio of loans (other than any defaulted loan, which loan will be assigned a value equal to its market value) held by Lehigh River to the aggregate outstanding principal amount of the Class A Notes. To meet the Additional Class A Par Value Test, the aggregate principal amount of the portfolio of loans (other than any defaulted loan, which loan will be assigned a value equal to its market value) held by Lehigh River must equal at least 147.07% of the aggregate outstanding principal amount of the Class A Notes. The quality tests compare the minimum weighted average fixed coupon rates, the minimum weighted average floating coupon rates, the weighted average life, the anticipated recovery rates and the anticipated default rates of the portfolio of loans held by Lehigh River to certain benchmarks as described more fully in the Amended and Restated Indenture.

If the Class A Interest Coverage Test or the Class A Par Value Test is not satisfied on any date on which compliance is measured, Lehigh River is required to apply available amounts to the repayment of the outstanding principal of the Class A Notes to satisfy the applicable tests. Failure to satisfy the Additional Class A Par Value Test on any measurement date constitutes an event of default under the Amended and Restated Indenture. Obligations that may be added to the portfolio of loans held by Lehigh River and constituting collateral from time to time under the Amended and Restated Indenture are subject to certain restrictions in respect of the quality tests referenced above and more fully described in the Amended and Restated Indenture.

The market value of the underlying loans held by Lehigh River and Cobbs Creek may decline causing Cobbs Creek to borrow funds from us in order to meet certain margin posting and minimum market value requirements, which would have an adverse effect on the timing of payments to us.

If at any time during the term of the JPM Facility the market value of the underlying loans held by Lehigh River securing the Class A Notes declines by an amount greater than 27% of their initial aggregate purchase price, or the Margin Threshold, Cobbs Creek will be required to post cash collateral with JPM in an amount at least equal to the amount by which the market value of such loans at such time is less than the Margin Threshold. Similarly, pursuant to the JPM Facility, the market value of the underlying loans held by Cobbs Creek must be at least $180.0 million until June 22, 2013 and at least $275.0 million on and after June 22, 2013, or collectively, the Market Value Requirement. In either such event, in order to satisfy these requirements, Cobbs Creek intends to borrow funds from us pursuant to an amended and restated revolving credit agreement, dated as of February 6, 2013 and amended as of April 23, 2013, between Cobbs Creek, as borrower, and us, as lender, or the Amended and Restated Revolving Credit Agreement. We may, in our sole discretion, make such loans from time to time to Cobbs Creek pursuant to the terms of the Amended and Restated Revolving Credit Agreement. Borrowings under the Amended and Restated Revolving Credit Agreement will accrue interest at a rate equal to one-month LIBOR plus a spread of 0.75% per annum. To the extent we loan additional funds to Cobbs Creek to satisfy the Margin Threshold or the Market Value Requirement, such event could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our stockholders in amounts sufficient to maintain our qualification as a RIC, or at all. There is no assurance that loans made pursuant to the Amended and Restated Revolving Credit Agreement will be repaid.

Restructurings of investments held by Lehigh River or Cobbs Creek, if any, may decrease their value and reduce the value of our equity interests in these entities.

As collateral manager, we have broad authority to direct and supervise the investment and reinvestment of the investments held by Lehigh River and Cobbs Creek, which may require from time to time the execution of amendments, waivers, modifications and other changes to the investment documentation in accordance with the related collateral management agreements we have entered into with Lehigh River and Cobbs Creek. During periods of economic uncertainty and recession, the necessity for amendments, waivers, modifications and restructurings of investments may increase. Such amendments, waivers, modifications and other restructurings may change the terms of the investments and, in some cases, may result in Lehigh River or Cobbs Creek holding assets that do not meet certain specified criteria for the investments made by it. This could adversely impact the coverage and quality tests under the Amended and Restated Indenture applicable to Lehigh River. This could also adversely impact the ability of Lehigh River to meet the Margin Threshold and Cobbs Creek to meet the Market Value Requirement. Any amendment, waiver, modification or other restructuring that reduces Lehigh River’s compliance with the coverage and quality tests under the Amended and Restated Indenture will make it more likely that Lehigh River will need to pay cash to reduce the unpaid principal amount of the Class A Notes so as to cure any breach of such tests. Similarly, any amendment, waiver, modification or other restructuring that reduces Lehigh River’s ability to meet the Margin Threshold or Cobbs Creek’s ability to meet the Market Value Requirement will make it more likely that Cobbs Creek will need to retain assets, including cash, to increase the market value of the assets held by Cobbs Creek and to post cash collateral with JPM in an amount at least equal to the amount by which the market value of the underlying loans held by Lehigh River is less than the Margin Threshold. Any such use of cash by Lehigh River or Cobbs Creek would reduce distributions available to us or delay the timing of distributions to us.

We may not receive cash from Lehigh River or Cobbs Creek.

We receive cash from Lehigh River and Cobbs Creek only to the extent that Lehigh River or Cobbs Creek, respectively, make distributions to us. Lehigh River may make distributions to us, in turn, only to the extent permitted by the Amended and Restated Indenture. The Amended and Restated Indenture generally provides that distributions by Lehigh River may not be made unless all amounts owing with respect to the Class A Notes have been paid in full. Cobbs Creek may make distributions to us only to the extent permitted by the JPM Facility. The JPM Facility generally provides that distributions by Cobbs Creek may not be made if the Margin Threshold has not been met or if the market value of the underlying loans held by Cobbs Creek is less than the Market Value Requirement. If we do not receive cash from Lehigh River or Cobbs Creek, we may be unable to make distributions to our stockholders in amounts sufficient to maintain our qualification as a RIC, or at all. We also could be forced to sell investments in our portfolio at less than their fair value in order to continue making such distributions.

We are subject to the credit risk of JPM.

If JPM fails to sell the Class A Notes back to Cobbs Creek at the end of the applicable period, Cobbs Creek’s recourse will be limited to an unsecured claim against JPM for the difference between the value of such Class A Notes at such time and the amount that would be owing by Cobbs Creek to JPM had JPM performed under the JPM Facility. The ability of JPM to satisfy such a claim will be subject to JPM’s creditworthiness at that time.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to FSIC II Advisor.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $1,956.2 million in total assets, (ii) a weighted average cost of funds of 3.01%, (iii) $750.0 million in debt outstanding (i.e., assumes that the full $750.0 million available to us under the JPM Facility and our revolving credit facility with Citibank is outstanding) and (iv) $1,206.2 million in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to stockholders	-18.09%	-9.98%	-1.87%	6.24%	14.35%

Similarly, assuming (i) $1,956.2 million in total assets, (ii) a weighted average cost of funds of 3.01%, and (iii) $750.0 million in debt outstanding (i.e., assumes that the full $750.0 million available to us under the JPM Facility and our revolving credit facility with Citibank is outstanding), our assets would need to yield an annual return (net of expenses) of approximately 1.15% in order to cover the annual interest payments on our outstanding debt.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to FSIC II Advisor with respect to pre-incentive fee net investment income. See “Investment Advisory and Administrative Services Agreement.”

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

•

The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with paid-in-kind, or PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our current and expected financings and investments;

•	the adequacy of our cash resources, financing sources and working capital;

•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•

actual and potential conflicts of interest with FSIC II Advisor, FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC, FS Energy and Power Fund, GDFM or any of their affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we may invest;

•	our use of financial leverage;

•	the ability of FSIC II Advisor to locate suitable investments for us and to monitor and administer our investments;

•	the ability of FSIC II Advisor or its affiliates to attract and retain highly talented professionals;

•	our ability to qualify and maintain our qualification as a RIC and as a BDC;

•	the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder;

•	the effect of changes to tax legislation and our tax position; and

•	the tax status of the enterprises in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from the offering. Information is provided assuming that we sell (1) $500,000,000 worth of shares of common stock and (2) the maximum number of shares registered in this offering, or 200,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of shares of common stock and the actual number of shares of common stock we sell in this offering. The table below assumes that shares of common stock are sold at the current offering price of $10.45 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell all the shares of common stock we are registering. If we sell only a portion of the shares of common stock we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries.

Pursuant to an expense support and conditional reimbursement agreement, dated as of May 10, 2012, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. Although Franklin Square Holdings may terminate the expense reimbursement agreement at any time, it has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. In the event that the expense reimbursement agreement is terminated, we may pay distributions from offering proceeds or borrowings. In addition, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to stockholders.

Pending such use, we intend to invest the net proceeds of our offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our intention to elect to be taxed as a RIC.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$500,000,000	100.0%	$2,090,000,000	100.0%
Less:
Selling commission	35,000,000	7.0%	146,300,000	7.0%
Dealer manager fee	15,000,000	3.0%	62,700,000	3.0%
Offering expenses	7,500,000	1.5%	31,350,000	1.5%

Net proceeds/amount available for investments	$442,500,000	88.5%	$1,849,650,000	88.5%

DISTRIBUTIONS

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates, and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay special interim distributions in the form of cash or shares of common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 24% of the aggregate amount of distributions paid during such period on our common stock would have been a return of capital.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders. No portion of the distributions paid during the period from June 18, 2012 through December 31, 2012 represented a return of capital for tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to stockholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our stockholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders.

We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FSIC II Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

From time to time and not less than quarterly, FSIC II Advisor must review our accounts to determine whether cash distributions are appropriate. We intend to distribute pro rata to our stockholders funds received by us which FSIC II Advisor deems unnecessary for us to retain.

We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares of our common stock under our distribution reinvestment plan.

In order to qualify as a RIC, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit us to pay any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We declared our first distribution on June 20, 2012. The following table reflects the cash distributions per share that we have declared and paid on our common stock during the year ended December 31, 2012 and the year ending December 31, 2013 (through March 31, 2013). Dollar amounts in the table below are presented in thousands, except per share data:

	Distribution
For the Year Ended / Ending December 31,	Per Share	Amount
2012	$0.3947	$10,320
2013 (through March 31, 2013)	$0.1871	$14,791

On April 9, 2013, our board of directors declared a regular semi-monthly cash distribution of $0.031266 per share payable to stockholders of record on April 15, 2013 and a regular semi-monthly cash distribution of $0.031416 per share payable to stockholders of record on April 29, 2013, both of which will be paid on April 30, 2013. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a cash distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

The following table reflects the sources of the cash distributions that we have paid on our common stock during the year ended December 31, 2012. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

	Year Ended December 31, 2012
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	4,852	47%
Capital gains proceeds from the sale of assets	2,986	29%
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	2,482	24%

Total	$10,320	100%

(1)	During the year ended December 31, 2012, 92% of our gross investment income was attributable to cash interest earned and 8% was attributable to non-cash accretion of discount.

Our net investment income on a tax basis for the year ended December 31, 2012 was $7,334. We distributed all of our tax-basis net investment income earned as of December 31, 2012.

The difference between our GAAP-basis net investment income and our tax-basis net investment income is due to the tax-basis deferral and amortization of organization costs incurred prior to the commencement of our operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the inclusion of a portion of the periodic net settlement payments due on the total return swap in tax-basis net investment income and the accretion of discount on the total return swap. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the year ended December 31, 2012. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

Year Ended December 31, 2012
GAAP-basis net investment income (loss)	$2,809
Tax-basis deferral and amortization of organization costs	197
Reversal of incentive fee accrual on unrealized gains	3,070
Tax-basis net investment income portion of total return swap payments	1,063
Accretion of discount on total return swap	195

Tax-basis net investment income	$7,334

We may make certain adjustments to the classification of stockholders’ equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012, we reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $1,063, and increased accumulated distributions in excess of net investment income by $1,063, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of December 31, 2012, the components of accumulated earnings on a tax basis were as follows (dollar amounts in the table below, the related note and the paragraph that follows such note are presented in thousands):

December 31, 2012
Distributable ordinary income	$—
Incentive fee accrual on unrealized gains	(3,070)
Unamortized organization costs	(217)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	13,352

$10,065

(1)	As of December 31, 2012, the gross unrealized appreciation on our investments and total return swap was $15,142. As of December 31, 2012, the gross unrealized depreciation on our investments and loss on foreign currency was $1,790.

The aggregate cost of our investments for federal income tax purposes totaled $480,606 as of December 31, 2012. The aggregate net unrealized appreciation (depreciation) on a tax basis, including our TRS with Citibank, was $13,352 as of December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been rounded for convenience of presentation and all amounts are presented in thousands (unless otherwise indicated), except share and per share amounts.

Overview

We were incorporated under the general corporation laws of the State of Maryland on July 13, 2011 and commenced operations on June 18, 2012 upon raising gross proceeds in excess of $2,500 from sales of shares of our common stock in our continuous public offering to persons who were not affiliated with us or FSIC II Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company.

Our investment activities are managed by FSIC II Advisor and supervised by our board of directors, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FSIC II Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory and Administrative Services Agreement” for a description of the advisory fees to which FSIC II Advisor is entitled. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor according to guidelines set by FSIC II Advisor.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We have identified and intend to focus on the following six investment categories, which we believe will allow us to generate an attractive total return with an acceptable level of risk.

Originated/Proprietary Transactions: We intend to leverage our relationship with GDFM and their global sourcing and origination platform to identify proprietary investment opportunities. We define proprietary investments as any investment originated or structured specifically for us or made by us that was not generally available to the broader market. Proprietary investments may include both debt and equity components, although we do not expect to make equity investments independent of having an existing credit relationship. We believe proprietary transactions may offer attractive investment opportunities as they typically offer higher returns than broadly syndicated transactions.

Anchor Orders: In addition to proprietary transactions, we will invest in certain opportunities that are originated and then syndicated by a commercial or investment bank but where we provide a capital commitment significantly above the average syndicate participant. Our decision to provide an anchor order to a syndicated transaction is predicated on a rigorous credit analysis, our familiarity with a particular company, industry or financial sponsor, and the broader investment experiences of FSIC II Advisor and GDFM. In these types of investments, we may receive fees, preferential pricing or other benefits not available to other lenders in return for our significant capital commitment.

Event Driven: We intend to take advantage of dislocations that arise in the markets due to an impending event and where the market’s apparent expectation of value differs substantially from our fundamental analysis.

Such events may include a looming debt maturity or default, a merger, spin-off or other corporate reorganization, an adverse regulatory or legal ruling, or a material contract expiration, any of which may significantly improve or impair a company’s financial position. Compared to other investment strategies, event driven investing depends more heavily on our ability to successful predict the outcome of an individual event than on underlying macroeconomic fundamentals. As a result, successful event driven strategies may offer both substantial diversification benefits and the ability to generate performance in uncertain market environments.

Opportunistic: We intend to seek to capitalize on market price inefficiencies by investing in loans, bonds and other securities where the market price of such investment reflects a lower value than deemed warranted by our fundamental analysis. We believe that market price inefficiencies may occur due to, among other things, general dislocations in the markets, a misunderstanding by the market of a particular company or an industry being out of favor with the broader investment community. We seek to allocate capital to these securities that have been misunderstood or mispriced by the market and where we believe there is an opportunity to earn an attractive return on our investment.

Collateralized Securities: Collateralized loan obligations, or CLOs, are a form of securitization where the cash flow from a pooled basket of syndicated loans is used to support distribution payments made to different tranches of securities. While collectively CLOs represent nearly fifty percent of the broadly syndicated loan universe, investing in individual CLO tranches requires a high degree of investor sophistication due to their structural complexity and the illiquid nature of their securities. Our relationship with GSO, one of the largest CLO managers in the world, allows us to invest in these securities with confidence and to capitalize on opportunities in the secondary CLO market.

Broadly Syndicated/Other: Although our primary focus is to invest in proprietary transactions, in certain circumstances we will also invest in the broadly syndicated loan and high yield markets. Broadly syndicated loans and bonds are generally more liquid than our proprietary investments and provide a complement to our more illiquid proprietary strategies. In addition, and because we typically receive more attractive financing terms on these positions than we do on our less liquid assets, we are able to leverage the broadly syndicated portion of our portfolio in such a way that maximizes the levered return potential of our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans or directly from our target companies. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds and other debt securities. However, such investments are not expected to comprise a significant portion of our portfolio. We expect that our investments will generally range between $5,000 and $25,000 each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FSIC II Advisor, subject to oversight by our board of directors.

The senior secured and second lien secured loans in which we invest generally have stated terms of three to seven years and any subordinated debt investments that we make generally will have stated terms of up to ten years, but the expected average life of such securities is generally between three and seven years. However, there is no limit on the maturity or duration of any security in our portfolio. The loans in which we invest are often rated by a nationally-recognized statistical ratings organization, or NRSRO, and generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s Corporation, or S&P). However, we also invest in non-rated debt securities.

Revenues

The principal measure of our financial performance is net increase in net assets resulting from operations, which includes net investment income, net realized gain on investments, net realized gain on total return swap, net unrealized appreciation and depreciation on investments, net unrealized appreciation and depreciation on total return swap and net unrealized gains and losses on foreign currency. Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating expenses. Net realized gain on investments is the difference between the proceeds received from dispositions of portfolio investments and their amortized cost. Net realized gain on total return swap is the net monthly settlement payments received on the TRS. Net unrealized appreciation and depreciation on investments is the net change in the fair value of our investment portfolio. Net unrealized appreciation and depreciation on total return swap is the net change in fair value of the TRS. Net unrealized gains and losses on foreign currency is the net change in the value of receivables or accruals due to the impact of foreign currency fluctuations.

We principally generate revenues in the form of interest income on the debt investments we hold. We may also generate revenues in the form of dividends and other distributions on the equity or other securities we may hold. No such revenues were earned during the year ended December 31, 2012. In addition, we may generate revenues in the form of commitment, closing, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees and performance-based fees. Any such fees generated in connection with our investments will be recognized as earned.

Expenses

Our primary operating expenses include the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing facilities and other expenses necessary for our operations. Our investment advisory fee compensates FSIC II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSIC II Advisor is responsible for compensating our investment sub-adviser.

We reimburse FSIC II Advisor for expenses necessary to perform services related to our administration and operations. Such services include the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC II Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC II Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC II Advisor.

We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organization expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

•	the cost of calculating our net asset value, including the cost of any third-party pricing or valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	investment advisory fees;

•

fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	interest payments on our debt or related obligations;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees;

•	federal, state and local taxes;

•	fees and expenses of directors not also serving in an executive officer capacity for us or FSIC II Advisor;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits and outside legal costs;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

•	brokerage commissions for the purchase and sale of our investments;

•	costs associated with our chief compliance officer; and

•

all other expenses incurred by FSIC II Advisor, GDFM or us in connection with administering our business, including expenses incurred by FSIC II Advisor or GDFM in performing administrative services for us and administrative personnel paid by FSIC II Advisor, to the extent they are not controlling persons of FSIC II Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Portfolio Investment Activity for the Period from June 18, 2012 (Commencement of Operations) through December 31, 2012

During the period from June 18, 2012 through December 31, 2012, we made investments in portfolio companies totaling $681,503. During the same period, we sold investments for proceeds of $182,908 and received principal repayments of $21,340.

As of December 31, 2012, our investment portfolio, with a total fair value of $488,642, consisted of interests in 88 portfolio companies (33% in first lien senior secured loans, 30% in second lien senior secured loans, 10% in senior secured bonds, 22% in subordinated debt, 4% in collateralized securities and 1% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $303.0 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 95.9% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 78.4% of our portfolio based on the fair value of our investments) was B3 based upon the Moody’s scale and our estimated gross annual portfolio yield, prior to leverage, was 10.3% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. See “Investment Objectives and Strategy—Portfolio Update” for a list of the investments in our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to stockholders.

Based on our regular semi-monthly cash distribution rate of $0.030813 per share as of December 31, 2012 and our public offering price of $10.20 per share as of such date, the annualized distribution rate to stockholders as of December 31, 2012 was 7.25%. The distribution rate to stockholders does not represent an actual investment return to stockholders and may include income, realized capital gains and a return of investors’ capital. Our gross annual portfolio yield and distribution rate to stockholders are subject to change and in the future may be greater or less than the rates set forth above. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The following table summarizes the composition of our investment portfolio at cost and fair value as of December 31, 2012:

	December 31, 2012
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$156,779	$159,824	33%
Senior Secured Loans—Second Lien	147,080	149,497	30%
Senior Secured Bonds	47,539	48,608	10%
Subordinated Debt	106,713	107,407	22%
Collateralized Securities	17,495	18,308	4%
Equity/Other	5,000	4,998	1%

	$480,606	$488,642	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

The following table summarizes the composition of our investment portfolio at cost and fair value as of December 31, 2012 to include, on a look-through basis, the investments underlying the TRS. See Note 8 to our consolidated financial statements for the year ended December 31, 2012 for a more detailed discussion of our TRS. The investments underlying the TRS had a notional amount and market value of $383,742 and $386,545, respectively, as of December 31, 2012.

	December 31, 2012
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$536,872	$542,660	62%
Senior Secured Loans—Second Lien	150,729	153,206	17%
Senior Secured Bonds	47,539	48,608	6%
Subordinated Debt	106,713	107,407	12%
Collateralized Securities	17,495	18,308	2%
Equity/Other	5,000	4,998	1%

	$864,348	$875,187	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

Our investment portfolio may contain loans that are in the form of lines of credit or revolving credit facilities, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, we had one such investment, with an aggregate unfunded commitment of $10,204. We maintain sufficient cash on hand to fund such unfunded loan commitments should the need arise.

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2012:

	December 31, 2012
Industry Classification	Fair Value	Percentage of Portfolio
Capital Goods	$84,807	17%
Commercial & Professional Services	5,837	1%
Commercial Services & Supplies	22,785	5%
Consumer Durables & Apparel	18,248	4%
Consumer Services	22,982	5%
Diversified Financials	34,130	7%
Energy	90,673	19%
Food & Staples Retailing	16,304	3%
Health Care Equipment & Services	50,433	10%
Insurance	4,020	1%
Materials	7,720	2%
Media	13,949	3%
Pharmaceuticals, Biotechnology & Life Sciences	16,805	3%
Real Estate	5,108	1%
Semiconductors & Semiconductor Equipment	1,227	0%
Software & Services	30,387	6%
Technology Hardware & Equipment	20,361	4%
Telecommunication Services	23,240	5%
Transportation	8,754	2%
Utilities	10,872	2%

Total	$488,642	100%

As of December 31, 2012, approximately 47% of our portfolio based on fair value constituted non-broadly syndicated investments. We define non-broadly syndicated investments as any investment that is considered proprietary, an anchor order, an opportunistic or event driven investment, or a collateralized security. The table below enumerates the percentage, by fair value, of the types of investments in our portfolio as of December 31, 2012:

	December 31, 2012
Deal Composition	Investments at Fair Value	Percentage of Portfolio
Originated/Proprietary	$30,763	6%
Anchor Orders	126,574	26%
Event Driven	26,644	6%
Opportunistic	26,633	5%
Collateralized Securities	18,308	4%
Broadly Syndicated/Other	259,720	53%

Total	$488,642	100%

Portfolio Asset Quality

In addition to various risk management and monitoring tools, FSIC II Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FSIC II Advisor uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description

1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of December 31, 2012:

	December 31, 2012
Investment Rating	Investments at Fair Value	Percentage of Portfolio
1	$—	—
2	442,090	90%
3	29,340	6%
4	17,212	4%
5	—	—

	$488,642	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Results of Operations

We commenced operations on June 18, 2012, when we raised in excess of $2,500 from persons who were not affiliated with us or FSIC II Advisor. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. As a result, no comparisons with the comparable 2011 periods have been included. From January 1, 2012 through June 18, 2012, we incurred organization costs of $205 and offering costs of $1,074 which were funded by Franklin Square Holdings and recorded as a contribution to capital.

Results of Operations for the Period from June 18, 2012 (Commencement of Operations) through December 31, 2012

Revenues

We generated investment income of $9,484 for the period from June 18, 2012 through December 31, 2012, in the form of interest and fees earned on senior secured loans, senior secured bonds, subordinated debt and collateralized securities in our portfolio. Such revenues represent $8,758 of cash income earned as well as $726 in non-cash portions relating to accretion of discount for the period from June 18, 2012 through December 31, 2012. Cash flows related to such non-cash revenues may not occur for a number of reporting periods or years after such revenues are recognized. The level of income we receive is directly related to the balance of income producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

Expenses

Our total operating expenses (which excludes $205 of organization costs incurred prior to the commencement of the Company’s operations) were $8,952 for the period from June 18, 2012 through December 31, 2012. Our operating expenses include base management fees attributed to FSIC II Advisor of $3,315 and administrative services expenses attributed to FSIC II Advisor of $396 for the period from June 18, 2012 through December 31, 2012.

FSIC II Advisor is eligible to receive incentive fees based on performance. We accrued capital gains incentive fees of $3,548 for the period from June 18, 2012 through December 31, 2012, of which $3,070 was based on unrealized gains and $478 was based on realized gains. No such fees are actually payable by us with respect to such unrealized gains unless and until those gains are actually realized. See “—Critical Accounting Policies—Capital Gains Incentive Fee.”

We recorded interest expense of $291 for the period from June 18, 2012 through December 31, 2012 relating to the JPM Facility and the amortization of deferred financing costs incurred in connection with the JPM Facility and the establishment of our TRS. For the period from June 18, 2012 through December 31, 2012, fees and expenses incurred with our fund administrator, which provides various accounting and administrative services to us, totaled $85, and fees and expenses incurred with our stock transfer agent totaled $540.

Our other general and administrative expenses totaled $777 for the period from June 18, 2012 through December 31, 2012, and consisted of the following:

Period from June 18, 2012 through December 31, 2012
Expenses associated with our independent audit and related fees	$199
Compensation of our chief compliance officer	46
Legal fees	147
Printing fees	124
Directors’ fees	199
Other	62

Total	$777

We generally expect our operating expenses related to our ongoing operations to increase because of the anticipated growth in the size of our asset base. During the period from June 18, 2012 through December 31, 2012, the ratio of our operating expenses to our average net assets was 4.11%, and the ratio of our net operating expenses to our average net assets, which includes $2,482 of expense reimbursements from Franklin Square Holdings, was 2.97%. During the period from June 18, 2012 through December 31, 2012, our ratio of net operating expenses to average net assets included $291 related to interest expense and $3,548 related to accruals for incentive fees. Without such expenses, our ratio of net operating expenses to average net assets would have been 1.21% for the period from June 18, 2012 through December 31, 2012. Incentive fees, interest expense and costs relating to our continuous public offering, among other things, may increase or decrease our operating expenses in relation to our expense ratios relative to comparative periods depending on portfolio performance, changes in benchmark interest rates such as LIBOR and offerings of our securities, among other factors.

Expense Reimbursement

Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to stockholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our stockholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders.

We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FSIC II Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

During the period from June 18, 2012 through December 31, 2012, we accrued $2,482 for reimbursements that Franklin Square Holdings has agreed to pay. It is intended that these reimbursements will be funded, in part, through the offset of management fees payable by us to FSIC II Advisor. During the period from June 18, 2012 through December 31, 2012, we received $113 in cash reimbursements from Franklin Square Holdings and offset $734 in management fees payable by us to FSIC II Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square Holdings. As of December 31, 2012, we had $1,635 of reimbursements due from Franklin Square Holdings, which we expect to offset against management fees payable by us to FSIC II Advisor.

Under the expense reimbursement agreement, amounts reimbursed to us by Franklin Square Holdings may become subject to repayment by us in the future. As of December 31, 2012, $2,482 of reimbursements may become subject to repayment by us to Franklin Square Holdings in the future.

Net Investment Income

Our net investment income totaled $3,014 for the period from June 18, 2012 through December 31, 2012.

Net Realized Gains or Losses

We sold investments and received principal repayments of $182,908 and $21,340, respectively, during the period from June 18, 2012 through December 31, 2012, from which we realized net gains of $2,625. During the period from June 18, 2012 through December 31, 2012, we earned $1,566 from periodic net settlement payments on our TRS, which are reflected as realized gains, and realized a net loss of $(142) from settlements on foreign currency.

Net Change in Unrealized Appreciation (Depreciation) on Investments and Total Return Swap and Unrealized Gain (Loss) on Foreign Currency

For the period from June 18, 2012 through December 31, 2012, the net change in unrealized appreciation (depreciation) on investments totaled $8,036; the net change in unrealized appreciation (depreciation) on our TRS was $5,641; and the net change in unrealized gain (loss) on foreign currency was $(130). The net change in unrealized appreciation (depreciation) on our investments and TRS during the period from June 18, 2012 through December 31, 2012 was primarily driven by tightening of credit spreads as demand for senior loans and subordinated debt increased during the period.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the period from June 18, 2012 through December 31, 2012, the net increase (decrease) in net assets resulting from operations was $20,610.

Financial Condition, Liquidity and Capital Resources

During the year ended December 31, 2012, we sold 57,615,461 shares of our common stock (including shares of common stock sold in the private placement) for gross proceeds of $574,355. The gross proceeds received include reinvested stockholder distributions of $3,608 for which we issued 377,027 shares of common stock. We also incurred offering costs of $3,882 in connection with the sale of our common stock (of which $2,808 was incurred during the period from June 18, 2012 through December 31, 2012), which consisted primarily of legal, due diligence and printing fees. Franklin Square Holdings funded $2,184 of these offering costs, which were recorded as a contribution of capital. The offering costs were offset against capital in excess of par value in our consolidated financial statements. The sales commissions and dealer manager fees related to the sale of our common stock were $51,993. These sales commissions and fees include $10,025 retained by the dealer manager, FS2 Capital Partners, LLC, which is one of our affiliates.

Since commencing our continuous public offering and through April 15, 2013, we have sold 99,817,655 shares of common stock for gross proceeds of approximately $1,009,270. As of April 15, 2013, we have raised total gross proceeds of approximately $1,027,865, including $200 of seed capital contributed by principals of FSIC II Advisor in December 2011 and $18,395 in proceeds raised from principals of FSIC II Advisor, other individuals and entities affiliated with FSIC II Advisor, certain members of our board of directors and certain individuals and entities affiliated with GDFM in a private placement completed in June 2012. As of April 15, 2013, we have sold an aggregate of 2,478,323 shares of common stock for aggregate gross proceeds of approximately $22,402 to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

We generate cash primarily from the net proceeds of our continuous public offering and from cash flows from fees, interest and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We are engaged in a continuous public offering of shares of our common stock. We accept subscriptions on a continuous basis and issue shares at semi-monthly closings at prices that, after deducting selling commissions and dealer manager fees, must be above our net asset value per share.

Prior to investing in securities of portfolio companies, we invest the net proceeds from our continuous public offering and from sales and paydowns of existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our intent to be taxed as a RIC.

As of December 31, 2012, we had $107,157 in cash, which we hold in a custodial account, and $97,441 in cash held as collateral by Citibank under the terms of the TRS.

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing. The table below provides information concerning our repurchases of shares of our common stock to date pursuant to our share repurchase program.

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
September 30, 2012	October 1, 2012	24,877	100%	$9.045	$225
December 31, 2012(1)	January 2, 2013	—	—	$9.225	—
March 31, 2013	April 1, 2013	76,086	100%	$9.360	$712

(1)	No shares were tendered for repurchase in connection with the quarterly tender offer.

Total Return Swap

On July 2, 2012, Del River entered into a TRS for a portfolio of senior secured floating rate loans with Citibank. On September 12, 2012, Del River entered into an amendment to the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS from $100,000 to $175,000; on September 27, 2012, Del River entered into a second amendment to the TRS to increase this amount from $175,000 to $275,000; on November 15, 2012, Del River entered into a third amendment to the TRS to increase this amount from $275,000 to $375,000; and on December 13, 2012, Del River entered into a fourth amendment to the TRS to increase this amount from $375,000 to $425,000.

The TRS with Citibank enables us, through our ownership of Del River, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Del River borrowing funds to acquire loans and incurring interest expense to a lender.

The obligations of Del River under the TRS are non-recourse to us and our exposure under the TRS is limited to the value of our investment in Del River, which generally will equal the value of cash collateral provided by Del River under the TRS. Pursuant to the terms of the TRS, Del River may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $425,000. Del River is required to initially cash collateralize a specified percentage of each loan (generally 25% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, Del River has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Del River are available to pay our debts.

Pursuant to the terms of an investment management agreement that we have entered into with Del River, we act as the manager of the rights and obligations of Del River under the TRS, including selecting the specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Del River for purposes of the TRS are selected by us in accordance with our investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Del River may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS be rated by Moody’s and S&P and quoted by a nationally-recognized pricing service. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Del River receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Del River pays to Citibank interest at a rate equal to one-month LIBOR plus 1.25% per annum on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Del River will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Del River may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Del River may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Del River. The amount of collateral required to be posted by Del River is determined primarily on the basis of the aggregate value of the underlying loans.

We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. We may, but are not obligated to, increase our equity investment in Del River for the purpose of funding any additional collateral or payment obligations for which Del River may become obligated during the term of the TRS. If we do not make any such additional investment in Del River and Del River fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Del River under the TRS. In the event of an early termination of the TRS, Del River would be required to pay an early termination fee.

Citibank may terminate the TRS on or after July 2, 2013, the first anniversary of the effectiveness of the TRS. Del River may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Any termination prior to the first anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank based on the maximum notional amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Del River to Citibank for the period from the termination date through and including July 2, 2013. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the aggregate notional amount of the TRS ($425,000 as of December 31, 2012), multiplied by (z) 1.25% per annum. If the TRS had been terminated as of December 31, 2012, Del River would have been required to pay an early termination fee of approximately $2,166. Other than during the first 90 days and last 30 days of the term of the TRS, Del River is required to pay a minimum usage fee in connection with the TRS.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Del River. As of December 31, 2012, the fair value of the TRS was $5,641. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, Del River had selected 97 underlying loans with a total notional amount of $383,742 and posted $97,441 in cash collateral held by Citibank (of which only $96,251 was required to be posted), which is reflected in due from counterparty on the consolidated balance sheets.

We incurred costs of $20 in connection with obtaining the TRS, which we have recorded as deferred financing costs on our consolidated balance sheets and amortize to interest expense over the life of the TRS. As of December 31, 2012, $10 of such deferred financing costs have yet to be amortized to interest expense.

For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Del River under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, we treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

JPM Financing

On April 23, 2013, through our two wholly-owned, special-purpose, financing subsidiaries, Lehigh River and Cobbs Creek, we entered into the April 2013 amendment to our conventional debt financing arrangement with JPM, which we originally entered into on October 26, 2012 and first amended on February 6, 2013. The April 2013 amendment, among other things, (i) increased the amount of debt financing available under the arrangement from $300,000 to $550,000 and (ii) extended the final repurchase date under the financing arrangement from February 20, 2017 to May 20, 2017. We elected to structure the financing in the manner described more fully below in order to, among other things, obtain such financing at a lower cost than would be available through alternate arrangements.

Pursuant to the financing transaction, we may sell from time to time loans in our portfolio having an aggregate market value of approximately $1,174,000 to Lehigh River pursuant to the Amended and Restated Lehigh Asset Transfer Agreement. Under the Amended and Restated Lehigh Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Lehigh River for a purchase price of approximately $202,300, all of which consisted of the issuance to us of equity interests in Lehigh River. It is expected that the aggregate amount of loans held by Lehigh River when the financing arrangement is fully-ramped will be approximately $1,174,000.

The loans held by Lehigh River will secure the obligations of Lehigh River under Class A Notes to be issued from time to time by Lehigh River to Cobbs Creek pursuant to the Amended and Restated Indenture. Pursuant to the Amended and Restated Indenture, the aggregate principal amount of Class A Notes that may be issued by Lehigh River from time to time is $660,000. Principal on the Class A Notes will be due and payable on the stated maturity date of May 20, 2024. Interest on the Class A Notes accrues at three-month LIBOR plus a spread of 2.75% per annum. Cobbs Creek will purchase the Class A Notes to be issued by Lehigh River from time to time at a purchase price equal to their par value.

Pursuant to the Amended and Restated Indenture, Lehigh River has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the Amended and Restated Indenture contains the following events of default: (a) the failure to make principal payments on the Class A Notes at their stated maturity or redemption date, or to make interest payments on the Class A Notes within five business days of when due; (b) the failure of the aggregate outstanding principal balance (subject to certain reductions) of the loans securing the Class A Notes to be at least 147.07% of the outstanding principal amount of the Class A Notes; and (c) GDFM ceasing to be the sub-adviser to our investment adviser, FSIC II Advisor.

Cobbs Creek, in turn, has entered into a repurchase transaction with JPM, pursuant to the terms of the JPM Facility. Pursuant to the JPM Facility, JPM has agreed to purchase from time to time Class A Notes held by Cobbs Creek for an aggregate purchase price equal to approximately 83.33% of the principal amount of Class A Notes purchased. Subject to certain conditions, the maximum principal amount of Class A Notes that may be purchased under the JPM Facility is $660,000. Accordingly, the maximum amount payable at any time to Cobbs Creek under the JPM Facility will not exceed $550,000. Under the JPM Facility, Cobbs Creek will, on a quarterly basis, repurchase the Class A Notes sold to JPM under the JPM Facility and subsequently resell such Class A Notes to JPM. The final repurchase transaction must occur no later than May 20, 2017. The repurchase price paid by Cobbs Creek to JPM for each repurchase of the Class A Notes will be equal to the purchase price paid by JPM for such Class A Notes, plus interest thereon accrued at a fixed rate of 3.25% per annum. Commencing May 20, 2015, Cobbs Creek is permitted to reduce (based on certain thresholds) the aggregate principal amount of Class A Notes subject to the JPM Facility. Such reductions, and any other reductions of the principal amount of Class A Notes, including upon an event of default, will be subject to breakage fees in an amount equal to the present value of 1.25% per annum over the remaining term of the JPM Facility applied to the amount of such reduction.

If at any time during the term of the JPM Facility the market value of the loans held by Lehigh River securing the Class A Notes declines below the Margin Threshold, Cobbs Creek will be required to post cash collateral with JPM in an amount at least equal to the amount by which the market value of such loans at such time is less than the Margin Threshold. In such event, in order to satisfy any such margin-posting requirements, Cobbs Creek intends to borrow funds from us pursuant to the Amended and Restated Revolving Credit Agreement. We may, in our sole discretion, make such loans from time to time to Cobbs Creek pursuant to the terms of the Amended and Restated Revolving Credit Agreement. Borrowings under the Amended and Restated Revolving Credit Agreement will accrue interest at a rate equal to one-month LIBOR plus a spread of 0.75% per annum.

In connection with the JPM Facility, we may sell from time to time loans in our portfolio having an aggregate market value of approximately $330,000 to Cobbs Creek pursuant to the Amended and Restated Cobbs Asset Transfer Agreement. The loans purchased by Cobbs Creek from us will secure the obligations of Cobbs Creek under the JPM Facility. Under the Amended and Restated Cobbs Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Cobbs Creek for a purchase price of approximately $35,700, all of which consisted of the issuance to us of equity interests in Cobbs Creek.

Pursuant to the JPM Facility, Cobbs Creek has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the JPM Facility contains the following events of default: (a) the failure to pay the repurchase price upon the applicable payment dates; (b) the failure to post required cash collateral with JPM as discussed above; and (c) the occurrence of an event of default under the Amended and Restated Indenture.

In connection with the Class A Notes and the Amended and Restated Indenture, Lehigh River also entered into (i) a collateral management agreement with us, as collateral manager, dated as of October 26, 2012 and amended as of February 6, 2013, or the Lehigh Management Agreement, pursuant to which we will manage the assets of Lehigh River; and (ii) a collateral administration agreement with Virtus Group, LP, or Virtus, as collateral administrator, and us, as collateral manager, dated as of October 26, 2012 and amended as of February 6, 2013, or the Lehigh Administration Agreement, pursuant to which Virtus will perform certain administrative services with respect to the assets of Lehigh River. In connection with the JPM Facility, Cobbs Creek also entered into a collateral management agreement with us, as collateral manager, dated as of October 26, 2012, or the Cobbs Management Agreement, pursuant to which we will manage the assets of Cobbs Creek.

As of December 31, 2012, Class A Notes in the aggregate principal amount of $141,000 had been purchased by Cobbs Creek from Lehigh River and subsequently sold to JPM under the JPM Facility for aggregate proceeds of approximately $117,500. As of December 31, 2012, the fair value of loans held by Lehigh River was $270,119, which included loans purchased by Lehigh River with proceeds from the issuance of Class A Notes. We funded each purchase of Class A Notes by Cobbs Creek through a capital contribution to Cobbs Creek. As of December 31, 2012, Cobbs Creek’s liability under the JPM Facility was $117,500, plus $274 of accrued interest expense. The Class A Notes issued by Lehigh River and purchased by Cobbs Creek eliminate in consolidation on our financial statements.

As of April 23, 2013, Class A Notes in the aggregate principal amount of approximately $232,800 had been purchased by Cobbs Creek from Lehigh River and subsequently sold to JPM under the JPM Facility for aggregate proceeds of approximately $194,000. During the 150-day period following April 23, 2013, Lehigh River intends to issue and sell to Cobbs Creek an additional $427,200 in aggregate principal amount of Class A Notes and Cobbs Creek intends to enter into additional repurchase transactions under the Amended and Restated JPM Facility with respect to such Class A Notes.

We incurred costs of $159 in connection with obtaining the JPM Facility, which we have recorded as deferred financing costs on our consolidated balance sheets and amortize to interest expense over the life of the JPM Facility. As of December 31, 2012, $152 of such deferred financing costs had yet to be amortized to interest expense.

The effective interest rate on the borrowings under the JPM Facility was 3.25% as of December 31, 2012. Interest is paid quarterly in arrears and commenced in February 2013. We recorded interest expense of $281 for the year ended December 31, 2012, which includes commitment fees on the unused portion of the JPM Facility, and $7 related to the amortization of deferred financing costs. We paid $0 in interest expense for the year ended December 31, 2012. The average borrowings under the JPM Facility for the year ended December 31, 2012 were $44,230, with a weighted average interest rate of 3.25%.

Amounts outstanding under the JPM Facility will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Revolving Credit Facility

On March 27, 2013, our wholly-owned, special-purpose financing subsidiary, Cooper River LLC, or Cooper River, entered into a revolving credit facility, or the credit facility, with Citibank, as administrative agent, and the financial institutions and other lenders from time to time party thereto. The credit facility provides for borrowings in an aggregate principal amount up to $200,000 on a committed basis.

We may contribute cash or debt securities to Cooper River from time to time, subject to certain restrictions set forth in the credit facility, and will retain a residual interest in any assets contributed through our ownership of Cooper River or will receive fair market value for any debt securities sold to Cooper River. Cooper River may purchase additional debt securities from various sources. Cooper River has appointed us to manage its portfolio of debt securities pursuant to the terms of an investment management agreement. Cooper River’s obligations to Citibank under the credit facility are secured by a first priority security interest in substantially all of the assets of Cooper River, including its portfolio of debt securities. The obligations of Cooper River under the credit facility are non-recourse to us.

Borrowings under the credit facility accrue interest at a rate equal to three-month LIBOR plus 1.75% per annum during the first two years of the facility and 2.00% per annum thereafter. Interest is payable quarterly in arrears. Borrowings under the credit facility are subject to compliance with an equity coverage ratio with respect to the current value of Cooper River’s portfolio and a loan compliance test with respect to the initial acquisition of each debt security in Cooper River’s portfolio.

Beginning June 24, 2013, Cooper River will be required to pay a non-usage fee to the extent the aggregate principal amount available under the credit facility has not been borrowed. Outstanding borrowings under the credit facility will be amortized beginning nine months prior to the scheduled maturity date. Any amounts borrowed under the credit facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 27, 2016. Cooper River paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the credit facility.

In connection with the closing of the credit facility, we contributed approximately $52,472 in cash to Cooper River. Cooper River used approximately $14,194 of borrowings under the credit facility, together with cash contributed by us, to fund its acquisition of approximately $65,108 in debt securities held by an affiliate of Citibank and to pay certain fees and expenses in connection with the establishment of the credit facility.

Under the credit facility, Cooper River has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition to customary events of default included in financing transactions, the credit facility contains the following events of default: (a) the failure to make principal payments when due or interest payments within five business days of when due; (b) the insolvency or bankruptcy of Cooper River or us; (c) the failure of Cooper River to be beneficially owned and controlled by us; (d) our resignation or removal as Cooper River’s investment manager; and (e) GDFM or any affiliate thereof or any replacement thereof approved in writing by Citibank no longer serving as our investment sub-adviser. Upon the occurrence of an event of default, Citibank may declare the outstanding principal and interest and all other amounts owing under the credit facility immediately due and payable. During the continuation of an event of default, Cooper River must pay interest at a default rate.

Borrowings of Cooper River will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Capital Contribution by FSIC II Advisor and GDFM

In December 2011, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200 to purchase 22,222 shares of common stock at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser.

In June 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, 222,222 additional shares of common stock at $9.00 per share. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser. In connection with the same private placement, certain members of our board of directors and other individuals and entities affiliated with FSIC II Advisor agreed to purchase 1,247,267 shares of common stock, and certain individuals and entities affiliated with GDFM agreed to purchase 574,444 shares of common stock, in each case at a price of $9.00 per share. In connection with the private placement, we issued an aggregate of 2,043,933 shares of common stock for aggregate proceeds of $18,395 upon satisfaction of the minimum offering requirement on June 18, 2012. As of April 15, 2013, we have sold an aggregate of 2,478,323 shares of common stock for aggregate gross proceeds of $22,402 to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

RIC Status and Distributions

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. In order to qualify as a RIC, we must, among other things, distribute at least 90% of our “investment company taxable income,” as defined by the Code, each year. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the taxable year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to make sufficient distributions to our stockholders to qualify for and maintain our RIC status each year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years on which we paid no federal income taxes.

We declared our first distribution on June 20, 2012. Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay special interim distributions in the form of cash or common stock at the discretion of our board of directors. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of our common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the source of the distributions will be mailed to our stockholders. No portion of the distributions paid during the period from June 18, 2012 through December 31, 2012 represented a return of capital for tax purposes.

We intend to continue to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder.

The following table reflects the cash distributions per share that we have declared and paid on our common stock during the year ended December 31, 2012 and the year ending December 31, 2013 (through March 31, 2013):

	Distribution
For the Year Ended/Ending December 31,	Per Share	Amount
2012	$0.3947	$10,320
2013 (through March 31, 2013)	$0.1871	$14,791

On April 9, 2013, our board of directors declared a regular semi-monthly cash distribution of $0.031266 per share payable to stockholders of record on April 15, 2013 and a regular semi-monthly cash distribution of

$0.031416 per share payable to stockholders of record on April 29, 2013, both of which will be paid on April 30, 2013. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a cash distribution, our stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square Holdings had not reimbursed certain of our expenses, 24% of the aggregate amount of distributions paid during such period on our common stock would have been a return of capital.

The following table reflects the sources of the cash distributions that we have paid on our common stock during the year ended December 31, 2012:

	Year Ended December 31, 2012
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	4,852	47%
Capital gains proceeds from the sale of assets	2,986	29%
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	2,482	24%

Total	$10,320	100%

(1)	During the year ended December 31, 2012, 92% of our gross investment income was attributable to cash interest earned and 8% was attributable to non-cash accretion of discount.

Our net investment income on a tax basis for the year ended December 31, 2012 was $7,334. We distributed all of our tax-basis net investment income earned as of December 31, 2012.

The difference between our GAAP-basis net investment income and our tax-basis net investment income is due to the tax-basis deferral and amortization of organization costs incurred prior to the commencement of our operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the inclusion of a portion of the periodic net settlement payments due on our total return swap in tax-basis net investment income and the accretion of discount on the total return swap. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the year ended December 31, 2012:

Year Ended December 31, 2012
GAAP-basis net investment income (loss)	$2,809
Tax-basis deferral and amortization of organization costs	197
Reversal of incentive fee accrual on unrealized gains	3,070
Tax-basis net investment income portion of total return swap payments	1,063
Accretion of discount on total return swap	195

Tax-basis net investment income	$7,334

We may make certain adjustments to the classification of stockholders’ equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012, we reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $1,063, and increased accumulated distributions in excess of net investment income by $1,063, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of December 31, 2012, the components of accumulated earnings on a tax basis were as follows:

December 31, 2012
Distributable ordinary income	$—
Incentive fee accrual on unrealized gains	(3,070)
Unamortized organization costs	(217)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	13,352

$10,065

(1)	As of December 31, 2012, the gross unrealized appreciation on our investments and total return swap was $15,142. As of December 31, 2012, the gross unrealized depreciation on our investments and loss on foreign currency was $1,790.

The aggregate cost of our investments for federal income tax purposes totaled $480,606 as of December 31, 2012. The aggregate net unrealized appreciation (depreciation) on a tax basis, including our TRS, was $13,352 as of December 31, 2012.

Critical Accounting Policies

Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our operating plans, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.

Valuation of Portfolio Investments

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded are valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, FSIC II Advisor provides our board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with FSIC II Advisor’s management team providing a preliminary valuation of each portfolio company or investment to our valuation committee, which valuation may be obtained from our sub-adviser or an independent valuation firm, if applicable;

•	preliminary valuation conclusions are then documented and discussed with our valuation committee;

•

our valuation committee reviews the preliminary valuation and FSIC II Advisor’s management team, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

•

our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC II Advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, our board of directors will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of directors will subsequently value these warrants or other equity securities received at fair value.

The fair values of our investments are determined in good faith by our board of directors. Our board of directors is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process.

Our investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued our investments by using independent third-party pricing services, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such services. One senior secured loan investment and one senior secured bond investment, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of our equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. We valued the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see “—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

We periodically benchmark the bid and ask prices we receive from the third-party pricing services against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through our third-party pricing services or independent dealers, including the use of an independent valuation firm. We will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which we purchase and sell our investments. Our valuation committee and board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

Revenue Recognition

Security transactions are accounted for on the trade date. We record interest income on an accrual basis to the extent that we expect to collect such amounts. We record dividend income on the ex-dividend date. We do not accrue as a receivable interest or dividends on loans and securities if we have reason to doubt our ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and we amortize such amounts as interest income over the respective term of the loan. Upon the prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. Upfront structuring fees are recorded as income when earned. We record prepayment premiums on loans and securities as interest income when we receive such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

Gains or losses on the sale of investments are calculated by using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact foreign currency fluctuations.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory and administrative services agreement we entered into with FSIC II Advisor, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory and administrative services agreement with FSIC II Advisor neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FSIC II Advisor if our entire portfolio was liquidated at its fair value as of the balance sheet date even though FSIC II Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2012, we accrued capital gains incentive fees of $3,548 based on the performance of our portfolio, of which $3,070 was based on unrealized gains and $478 was based on realized gains.

Uncertainty in Income Taxes

We evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in our consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in our consolidated statements of operations. During the year ended December 31, 2012, we did not incur any interest or penalties.

Contractual Obligations

We have entered into an agreement with FSIC II Advisor to provide us with investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement are equal to (a) an annual base management fee of 2.0% of the average value of our gross assets and (b) an incentive fee based on our performance. FSIC II Advisor and, to the extent it is required to provide such services, our sub-adviser are reimbursed for administrative expenses incurred on our behalf. For the period from June 18, 2012 through December 31, 2012, we incurred $3,315 in base management fees and $396 in administrative services expenses under the investment advisory and administrative services agreement. In addition, FSIC II Advisor is eligible to receive incentive fees based on the performance of our portfolio. During the period from June 18, 2012 through December 31, 2012, we accrued capital gains incentive fees of $3,548 based on the performance of our portfolio, of which $3,070 was based on unrealized gains and $478 was based on realized gains.

As of December 31, 2012, Cobbs Creek had sold $141,000 in aggregate principal amount of Class A Notes to JPM under the JPM Facility for aggregate proceeds of $117,500. Cobbs Creek will, on a quarterly basis, repurchase the Class A Notes sold to JPM under the JPM Facility and subsequently resell such Class A Notes to JPM. The final repurchase transaction must occur no later than May 20, 2017.

A summary of our significant contractual payment obligations for the repayment of outstanding borrowings under the JPM Facility between Cobbs Creek and JPM at December 31, 2012 is as follows:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings(1)	$117,500	$117,500	—	—	—

(1)	At December 31, 2012, $32,500 remained unused under the JPM Facility. On February 6, 2013, we amended the JPM Facility to increase the aggregate borrowings available thereunder from $150,000 to $300,000; and on April 6, 2013, we amended the JPM Facility to increase this amount from $300,000 to $550,000.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance represents the converged guidance of the FASB and the International Accounting Standards Board, or collectively, the Accounting Boards, on fair value measurement. The collective efforts of the Accounting Boards reflected in this guidance have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value” and enhanced disclosure requirements for investments that do not have readily determinable fair values. The Accounting Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments to the FASB codification in this guidance are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. We have implemented this guidance and it did not have a material impact on our consolidated financial statements except for enhanced disclosures around fair value measurements.

Related Party Transactions

We have entered into an investment advisory and administrative services agreement with FSIC II Advisor. Pursuant to the investment advisory and administrative services agreement, FSIC II Advisor is entitled to an annual base management fee of 2.0% of the average value of our gross assets and an incentive fee of 20.0% of net investment income, subject to an annualized 7.5% hurdle, and 20.0% of net realized capital gains, if applicable.

We commenced accruing fees under the investment advisory and administrative services agreement on June 18, 2012, upon commencement of our operations. Management fees are paid on a quarterly basis in arrears. During the period from June 18, 2012 through December 31, 2012, we accrued $3,315 in base management fees payable to FSIC II Advisor. During the period from June 18, 2012 through December 31, 2012, $734 in base management fees were applied to offset the liability of Franklin Square Holdings under the expense reimbursement agreement discussed below, and $114 was paid to FSIC II Advisor by us. Of the $2,467 in base management fees accrued and payable as of December 31, 2012, it is intended that $1,635 of such fees will be applied to offset the liability of Franklin Square Holdings under the expense reimbursement agreement as of December 31, 2012 and the balance, $832, will be paid to FSIC II Advisor.

We accrue for the capital gains incentive fee, which, if earned, is paid annually. We accrue the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC II Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. During the period from June 18, 2012 through December 31, 2012, we accrued capital gains incentive fees of $3,548 based on the performance of our portfolio, of which $3,070 was based on unrealized gains and $478 was based on realized gains.

We reimburse FSIC II Advisor for expenses necessary to perform services related to our administration and operations. The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.

During the period from June 18, 2012 through December 31, 2012, we incurred administrative services expenses of $396 attributable to FSIC II Advisor, of which $321 related to the allocation of costs of administrative personnel for services rendered to us by FSIC II Advisor and the remainder related to other reimbursable expenses. During the period from June 18, 2012 through December 31, 2012, we paid $215 of administrative services expenses to FSIC II Advisor. As of December 31, 2012, we had $181 in administrative services expense payable to FSIC II Advisor.

Franklin Square Holdings funded offering costs and organization costs in the amount of $2,389 and $813 for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011, respectively. These costs have been recorded by us as a contribution to capital. The offering costs were offset against capital in excess of par value on our consolidated financial statements and the organization costs were charged to expense as incurred by us. Since inception through December 31, 2012, Franklin Square Holdings has funded $3,202 in offering and organization costs.

The dealer manager for our continuous public offering is FS2 Capital Partners, LLC, which is one of our affiliates. During the year ended December 31, 2012, FS2 Capital Partners, LLC retained $10,025 for selling commissions and dealer manager fees in connection with the sale of our common stock.

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC II Advisor became entitled to receive 1.5% of gross proceeds raised in our continuous public offering until all offering costs and organization costs funded by FSIC II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. On June 18, 2012, we satisfied the minimum offering requirement. We paid total reimbursements of $3,202 to FSIC II Advisor and its affiliates during the year ended December 31, 2012. The reimbursements are recorded as a reduction of capital. As of December 31, 2012, no amounts remain reimbursable to FSIC II Advisor and its affiliates under this arrangement.

In December 2011, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200 to purchase 22,222 shares of common stock at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser.

In June 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, 222,222 additional shares of common stock at $9.00 per share. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser. In connection with the same private placement, members of our board of directors and other individuals and entities affiliated with FSIC II Advisor agreed to purchase 1,247,267 shares of common stock, and certain individuals and entities affiliated with GDFM agreed to purchase 574,444 shares of common stock, in each case at a price of $9.00 per share. In connection with the private placement, we issued an aggregate of 2,043,933 shares of common stock for aggregate proceeds of $18,395 upon satisfaction of the minimum offering requirement on June 18, 2012. As of April 15, 2013, we have sold an aggregate of 2,478,323 shares of common stock for aggregate gross proceeds of approximately $22,402 to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

FSIC II Advisor’s senior management team is comprised of the same personnel as the senior management teams of FB Income Advisor, LLC and FS Investment Advisor, LLC, the investment advisers to Franklin Square Holdings’ other affiliated BDCs, FS Investment Corporation and FS Energy and Power Fund, respectively. As a result, such personnel provide investment advisory services to us and each of FS Investment Corporation and FS Energy and Power Fund. While none of FSIC II Advisor, FB Income Advisor, LLC or FS Investment Advisor, LLC is currently making private corporate debt investments for clients other than us, FS Investment

Corporation or FS Energy and Power Fund, respectively, any, or all, may do so in the future. In the event that FSIC II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of FSIC II Advisor or its management team. In addition, even in the absence of FSIC II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation and/or FS Energy and Power Fund rather than to us.

Pursuant to the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to stockholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our stockholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders.

We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FSIC II Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

During the period from June 18, 2012 through December 31, 2012, we accrued $2,482 for reimbursements that Franklin Square Holdings has agreed to pay. As discussed more fully above, it is intended that these reimbursements will be funded, in part, through the offset of management fees payable by us to FSIC II Advisor. During the period from June 18, 2012 through December 31, 2012, we received $113 in cash reimbursements from Franklin Square Holdings and offset $734 in management fees payable by us to FSIC II Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square

Holdings. As of December 31, 2012, we had $1,635 of reimbursements due from Franklin Square Holdings, which we expect to offset against management fees payable by us to FSIC II Advisor.

Under the expense reimbursement agreement, amounts reimbursed to us by Franklin Square Holdings may become subject to repayment by us in the future. As of December 31, 2012, $2,482 of reimbursements may become subject to repayment by us to Franklin Square Holdings in the future.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. As of December 31, 2012, 64.1% of our portfolio investments (based on fair value) paid variable interest rates, 1.0% were non-income producing and the remainder (34.9%) paid fixed interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to any variable rate investments we hold and to declines in the value of any fixed rate investments we hold. To the extent that a substantial portion of our investments may be in variable rate investments, an increase in interest rates would make it easier for us to meet or exceed our incentive fee hurdle rate, as described in the investment advisory and administrative services agreement we have entered into with FSIC II Advisor, and may result in a substantial increase in our net investment income and to the amount of incentive fees payable to FSIC II Advisor with respect to our increased pre-incentive fee net investment income.

Under the terms of the TRS between Del River and Citibank, Del River pays fees to Citibank at a floating rate based on LIBOR in exchange for the right to receive the economic benefit of a pool of loans having a maximum notional amount of $425,000. Under the terms of the JPM Facility, Cobbs Creek pays interest to JPM at a fixed rate. Pursuant to the terms of the $200,000 revolving credit facility which Cooper River maintains with Citibank, Cooper River borrows at a floating rate based on LIBOR. To the extent that any present or future credit facilities, total return swap agreements or other financing arrangements that we or any of our subsidiaries enter into are based on a floating interest rate, we will be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we or our subsidiaries have such debt outstanding or swap agreements in effect, our interest expense would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments.

The following table shows the effect over a twelve month period of changes in interest rates on our net interest income assuming no changes in our investment portfolio and borrowing arrangements in effect as of December 31, 2012:

LIBOR Basis Point Change	Increase (Decrease) in Net Interest Income(1)	Percentage Change in Net Interest Income
Down 30 basis points	$1,002	1.6%
Current LIBOR	—	—
Up 100 basis points	(2,995)	(4.8%)
Up 300 basis points	2,798	4.4%
Up 500 basis points	9,060	14.4%

(1)	Includes the net effect of the change in interest rates on the unrealized appreciation (depreciation) on the TRS. Pursuant to the TRS, Del River receives from Citibank all interest payable in respect of the loans included in the TRS and pays to Citibank interest at a rate equal to one-month LIBOR plus 1.25% per annum on the full notional amount of the loans subject to the TRS. As of December 31, 2012, 100% of the loans underlying the TRS paid variable interest rates. Assumes no change in defaults or prepayments by portfolio companies over the next twelve months.

We expect that our long-term investments will be financed primarily with equity and long-term debt. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. During the year ended December 31, 2012, we did not engage in interest rate hedging activities.

In addition, we may have risk regarding portfolio valuation. See “Determination of Net Asset Value.”

SENIOR SECURITIES

Information about our senior securities is shown in the table below as of December 31, 2012. Dollar amounts in this section are presented in thousands, unless otherwise indicated.

Total Return Swap

On July 2, 2012, Del River entered into a TRS for a portfolio of senior secured floating rate loans with Citibank. On September 12, 2012, Del River entered into an amendment to the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS from $100,000 to $175,000; on September 27, 2012, Del River entered into a second amendment to the TRS to increase this amount from $175,000 to $275,000; on November 15, 2012, Del River entered into a third amendment to the TRS to increase this amount from $275,000 to $375,000; and on December 13, 2012, Del River entered into a fourth amendment to the TRS to increase this amount from $375,000 to $425,000.

The TRS with Citibank enables us, through our ownership of Del River, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Del River borrowing funds to acquire loans and incurring interest expense to a lender.

The obligations of Del River under the TRS are non-recourse to us and our exposure under the TRS is limited to the value of our investment in Del River, which generally will equal the value of cash collateral provided by Del River under the TRS. Pursuant to the terms of the TRS, Del River may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $425,000. Del River is required to initially cash collateralize a specified percentage of each loan (generally 25% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, Del River has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Del River are available to pay our debts.

Pursuant to the terms of an investment management agreement that we have entered into with Del River, we act as the manager of the rights and obligations of Del River under the TRS, including selecting the specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Del River for purposes of the TRS are selected by us in accordance with our investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Del River may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS be rated by Moody’s and S&P, and quoted by a nationally-recognized pricing service. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Del River receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Del River pays to Citibank interest at a rate equal to one-month LIBOR plus 1.25% per annum on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Del River will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Del River may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Del River may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Del River. The amount of collateral required to be posted by Del River is determined primarily on the basis of the aggregate value of the underlying loans.

We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. We may, but are not obligated to, increase our equity investment in Del River for the purpose of funding any additional collateral or payment obligations for which Del River may become obligated during the term of the TRS. If we do not make any such additional investment in Del River and Del River fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Del River under the TRS. In the event of an early termination of the TRS, Del River would be required to pay an early termination fee.

Citibank may terminate the TRS on or after July 2, 2013, the first anniversary of the effectiveness of the TRS. Del River may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Any termination prior to the first anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank based on the maximum notional amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Del River to Citibank for the period from the termination date through and including July 2, 2013. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the aggregate notional amount of the TRS ($425,000 as of December 31, 2012), multiplied by (z) 1.25% per annum. If the TRS had been terminated as of December 31, 2012, Del River would have been required to pay an early termination fee of approximately $2,166. Other than during the first 90 days and last 30 days of the term of the TRS, Del River is required to pay a minimum usage fee in connection with the TRS.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Del River. As of December 31, 2012, the fair value of the TRS was $5,641. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, Del River had selected 97 underlying loans with a total notional amount of $383,742 and posted $97,441 in cash collateral held by Citibank (of which only $96,251 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets.

For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Del River under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, we treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. See “Regulation.” We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

JPM Financing

On April 23, 2013, through our two wholly-owned, special-purpose, financing subsidiaries, Lehigh River and Cobbs Creek, we entered into the April 2013 amendment to our conventional debt financing arrangement with JPM, which we originally entered into on October 26, 2012 and first amended on February 6, 2013. The April 2013 amendment, among other things, (i) increased the amount of debt financing available under the arrangement from $300,000 to $550,000 and (ii) extended the final repurchase date under the financing arrangement from February 20, 2017 to May 20, 2017. We elected to structure the financing in the manner described more fully below in order to, among other things, obtain such financing at a lower cost than would be available through alternate arrangements.

Pursuant to the financing transaction, we may sell from time to time loans in our portfolio having an aggregate market value of approximately $1,174,000 to Lehigh River pursuant to the Amended and Restated Lehigh Asset Transfer Agreement. Under the Amended and Restated Lehigh Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Lehigh River for a purchase price of approximately $202,300, all of which consisted of the issuance to us of equity interests in Lehigh River. It is expected that the aggregate amount of loans held by Lehigh River when the financing arrangement is fully-ramped will be approximately $1,174,000.

The loans held by Lehigh River will secure the obligations of Lehigh River under Class A Notes to be issued from time to time by Lehigh River to Cobbs Creek pursuant to the Amended and Restated Indenture. Pursuant to the Amended and Restated Indenture, the aggregate principal amount of Class A Notes that may be issued by Lehigh River from time to time is $660,000. Principal on the Class A Notes will be due and payable on the stated maturity date of May 20, 2024. Interest on the Class A Notes accrues at three-month LIBOR plus a spread of 2.75% per annum. Cobbs Creek will purchase the Class A Notes to be issued by Lehigh River from time to time at a purchase price equal to their par value.

Pursuant to the Amended and Restated Indenture, Lehigh River has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the Amended and Restated Indenture contains the following events of default: (a) the failure to make principal payments on the Class A Notes at their stated maturity or redemption date, or to make interest payments on the Class A Notes within five business days of when due; (b) the failure of the aggregate outstanding principal balance (subject to certain reductions) of the loans securing the Class A Notes to be at least 147.07% of the outstanding principal amount of the Class A Notes; and (c) GDFM ceasing to be the sub-adviser to our investment adviser, FSIC II Advisor.

Cobbs Creek, in turn, has entered into a repurchase transaction with JPM pursuant to the terms of the JPM Facility. Pursuant to the JPM Facility, JPM has agreed to purchase from time to time Class A Notes held by Cobbs Creek for an aggregate purchase price equal to approximately 83.33% of the principal amount of Class A Notes purchased. Subject to certain conditions, the maximum principal amount of Class A Notes that may be purchased under the JPM Facility is $660,000. Accordingly, the maximum amount payable at any time to Cobbs Creek under the JPM Facility will not exceed $550,000. Under the JPM Facility, Cobbs Creek will, on a quarterly basis, repurchase the Class A Notes sold to JPM under the JPM Facility and subsequently resell such Class A Notes to JPM. The final repurchase transaction must occur no later than May 20, 2017. The repurchase price paid by Cobbs Creek to JPM for each repurchase of the Class A Notes will be equal to the purchase price paid by JPM for such Class A Notes, plus interest thereon accrued at a fixed rate of 3.25% per annum. Commencing May 20, 2015, Cobbs Creek is permitted to reduce (based on certain thresholds) the aggregate principal amount of Class A Notes subject to the JPM Facility. Such reductions, and any other reductions of the principal amount of Class A Notes, including upon an event of default, will be subject to breakage fees in an amount equal to the present value of 1.25% per annum over the remaining term of the JPM Facility applied to the amount of such reduction.

If at any time during the term of the JPM Facility the market value of the loans held by Lehigh River securing the Class A Notes declines below the Margin Threshold, Cobbs Creek will be required to post cash collateral with JPM in an amount at least equal to the amount by which the market value of such loans at such time is less than the Margin Threshold. In such event, in order to satisfy any such margin-posting requirements, Cobbs Creek intends to borrow funds from us pursuant to the Amended and Restated Revolving Credit Agreement. We may, in our sole discretion, make such loans from time to time to Cobbs Creek pursuant to the terms of the Amended and Restated Revolving Credit Agreement. Borrowings under the Amended and Restated Revolving Credit Agreement will accrue interest at a rate equal to one-month LIBOR plus a spread of 0.75% per annum.

In connection with the JPM Facility, we may sell from time to time loans in our portfolio having an aggregate market value of approximately $330,000 to Cobbs Creek pursuant to the Amended and Restated Cobbs Asset Transfer Agreement. The loans purchased by Cobbs Creek from us will secure the obligations of Cobbs Creek under the JPM Facility. Under the Amended and Restated Cobbs Asset Transfer Agreement, as of April 23, 2013, we had sold loans to Cobbs Creek for a purchase price of approximately $35,700, all of which consisted of the issuance to us of equity interests in Cobbs Creek.

Pursuant to the JPM Facility, Cobbs Creek has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the JPM Facility contains the following events of default: (a) the failure to pay the repurchase price upon the applicable payment dates; (b) the failure to post required cash collateral with JPM as discussed above; and (c) the occurrence of an event of default under the Amended and Restated Indenture.

In connection with the Class A Notes and the Amended and Restated Indenture, Lehigh River also entered into (i) the Lehigh Management Agreement, pursuant to which we will manage the assets of Lehigh River; and (ii) the Lehigh Administration Agreement, pursuant to which Virtus will perform certain administrative services with respect to the assets of Lehigh River. In connection with the JPM Facility, Cobbs Creek also entered into the Cobbs Management Agreement, pursuant to which we will manage the assets of Cobbs Creek.

As of December 31, 2012, Class A Notes in the aggregate principal amount of $141,000 had been purchased by Cobbs Creek from Lehigh River and subsequently sold to JPM under the JPM Facility for aggregate proceeds of $117,500. As of December 31, 2012, the fair value of loans held by Lehigh River was $270,119, which included loans purchased by Lehigh River with proceeds from the issuance of Class A Notes. The Company funded each purchase of Class A Notes by Cobbs Creek through a capital contribution to Cobbs Creek. As of December 31, 2012, Cobbs Creek’s liability under the JPM Facility was $117,500, plus $274 of accrued interest expense. The Class A Notes issued by Lehigh River and purchased by Cobbs Creek eliminate in consolidation on the Company’s financial statements.

As of April 23, 2013, Class A Notes in the aggregate principal amount of $232,800 had been purchased by Cobbs Creek from Lehigh River and subsequently sold to JPM under the JPM Facility for aggregate proceeds of $194,000. During the 150-day period following April 23, 2013, Lehigh River intends to issue and sell to Cobbs Creek an additional $427,200 million in aggregate principal amount of Class A Notes and Cobbs Creek intends to enter into additional repurchase transactions under the Amended and Restated JPM Facility with respect to such Class A Notes.

Amounts outstanding under the JPM Facility will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Revolving Credit Facility

On March 27, 2013, Cooper River entered into the credit facility with Citibank, as administrative agent, and the financial institutions and other lenders from time to time party thereto. The credit facility provides for borrowings in an aggregate principal amount up to $200,000 on a committed basis.

We may contribute cash or debt securities to Cooper River from time to time, subject to certain restrictions set forth in the credit facility, and will retain a residual interest in any assets contributed through our ownership of Cooper River or will receive fair market value for any debt securities sold to Cooper River. Cooper River may purchase additional debt securities from various sources. Cooper River has appointed us to manage its portfolio of debt securities pursuant to the terms of an investment management agreement. Cooper River’s obligations to Citibank under the credit facility are secured by a first priority security interest in substantially all of the assets of Cooper River, including its portfolio of debt securities. The obligations of Cooper River under the credit facility are non-recourse to us.

Borrowings under the credit facility accrue interest at a rate equal to three-month LIBOR plus 1.75% per annum during the first two years of the facility and 2.00% per annum thereafter. Interest is payable quarterly in arrears. Borrowings under the credit facility are subject to compliance with an equity coverage ratio with respect to the current value of Cooper River’s portfolio and a loan compliance test with respect to the initial acquisition of each debt security in Cooper River’s portfolio.

Beginning June 24, 2013, Cooper River will be required to pay a non-usage fee to the extent the aggregate principal amount available under the credit facility has not been borrowed. Outstanding borrowings under the credit facility will be amortized beginning nine months prior to the scheduled maturity date. Any amounts borrowed under the credit facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 27, 2016.

Borrowings of Cooper River will be considered borrowings by us for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs. Because the credit facility was entered into on March 27, 2013, the below table, which is as of December 31, 2012, does not consider amounts outstanding under the credit facility.

Year Ended December 31,	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4) (Exclude Bank Loans)
2012	$404,991	2.30	—	N/A

(1)	Total amount (in thousands) of each class of senior securities outstanding at the end of the period presented. For purposes of the asset coverage test, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted, as a senior security.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.

INVESTMENT OBJECTIVES AND STRATEGY

We were incorporated under the general corporation laws of the State of Maryland on July 13, 2011 and commenced operations on June 18, 2012 upon raising gross proceeds in excess of $2.5 million from sales of shares of our common stock in our continuous public offering to persons who were not affiliated with us or FSIC II Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. In addition, we intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company.

Our investment activities are managed by FSIC II Advisor and supervised by our board of directors, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FSIC II Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor, according to guidelines set by FSIC II Advisor. GDFM is a subsidiary of GSO, the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services. GSO is one of the world’s largest credit platforms in the alternative asset business with approximately $58.1 billion in assets under management as of March 31, 2013.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

•

utilizing the experience and expertise of the management teams of FSIC II Advisor and GDFM, along with the broader resources of GSO, which include its access to the relationships and human capital of its parent, Blackstone, in sourcing, evaluating and structuring transactions;

•	employing a defensive investment approach focused on long-term credit performance and principal protection;

•

focusing primarily on debt investments in a broad array of private U.S. companies, including middle-market companies, which we define as companies with annual revenue of $50 million to $2.5 billion at the time of investment. In many market environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

•	investing primarily in established, stable enterprises with positive cash flows; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans or directly from our target companies as primary market investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds and other debt securities. However, such investments are not expected to comprise a significant portion of our portfolio. We generally expect that the size of our individual investments will vary proportionately with the size of our capital base.

The senior secured and second lien secured loans in which we invest generally have stated terms of three to seven years and any subordinated debt investments that we make generally will have stated terms of up to ten years, but the expected average life of such securities is generally between three and seven years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. The loans in which we invest are often rated by an NRSRO and generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). We also invest in non-rated debt securities.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FSIC II Advisor or GDFM in transactions originated by FSIC II Advisor or GDFM or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FSIC II Advisor or GDFM or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FSIC II Advisor, GDFM and their respective affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FSIC II Advisor and its affiliates only in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FSIC II Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which exceeds our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our shares will not be listed on a national securities exchange, our stockholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our shares may be volatile.

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We are not obligated to repurchase shares and, if we do so, shares will be repurchased at a discount of 10% from the current offering price at the time of such repurchase. The first such tender offer commenced in August 2012. This will be the only method by which our stockholders may obtain liquidity prior to a liquidity event. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price. If stockholders are able to sell their shares, it is likely they will have to sell them at a significant discount to their purchase price.

We do not currently intend to list our shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. However, there can be no assurance that we will be able to complete a liquidity event.

Status of Our Continuous Public Offering

Since commencing our continuous public offering and through April 15, 2013, we have sold 99,817,685 shares of our common stock for gross proceeds of approximately $1,009.3 million. As of April 15, 2013, we had raised total gross proceeds of approximately $1,027.9 million, including $200,000 of seed capital contributed by the principals of FSIC II Advisor in December 2011 and approximately $18.4 million from shares of common stock sold pursuant to a private placement to certain members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM.

The following table summarizes the sales of shares of our common stock in our continuous public offering on a quarterly basis since we commenced operations in June 2012. Dollar amounts are presented in thousands, except share and per share data:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2012
June 30	472,819	$9.85	$4,657
September 30	20,748,668	9.95	206,415
December 31	34,350,041	10.04	344,888

	55,571,528	10.00	555,960

Fiscal 2013
March 31	37,437,081	10.24	383,323
June 30 (through April 15, 2013)	6,809,076	10.28	69,987

	44,246,157	10.25	453,310

	99,817,685	10.11	1,009,270

(1)	The number of shares sold includes 377,027 and 979,861 shares of common stock purchased through our distribution reinvestment plan during 2012 and 2013, respectively.

(2)	All shares reflected in the table were sold at prices between $9.00 and $10.40 per share, depending on the offering price then in effect and the amount of discounts or commissions waived. The public offering price of our shares of common stock is subject to adjustment depending, in part, on our net asset value. See ‘‘Plan of Distribution—General’’ for a summary of adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective.

Portfolio Update

During the year ended December 31, 2012, we made investments in portfolio companies totaling $681.5 million. During the same period, we sold investments for proceeds of $182.9 million and received principal repayments of $21.3 million. As of December 31, 2012, our investment portfolio, with a total fair value of $488.6 million, consisted of interests in 88 portfolio companies (33% in first lien senior secured loans, 30% in second lien senior secured loans, 10% in senior secured bonds, 22% in subordinated debt, 4% in collateralized securities and 1% in equity/other). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $303.0 million. As of December 31, 2012, the investments in our portfolio were purchased at a weighted average price of 95.9% of par or stated value, as applicable, the weighted average credit rating of the investments in our portfolio that were rated (constituting approximately 78.4% of our portfolio based on the fair value of our investments) was B3 based upon the Moody’s scale and our estimated gross annual portfolio yield, prior to leverage, was 10.3% based upon the purchase price of our investments. Our gross annual portfolio yield, prior to leverage, represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2012. The portfolio yield does not represent an actual investment return to stockholders.

Based on our regular semi-monthly cash distribution rate of $0.030813 per share as of December 31, 2012 and our public offering price of $10.20 per share as of such date, the annualized distribution rate to stockholders as of December 31, 2012 was 7.25%. The distribution rate to stockholders does not represent an actual investment return to stockholders and may include income, realized capital gains and a return of investors’ capital. Our gross annual portfolio yield and distribution rate to stockholders are subject to change and in the future may be greater or less than the rates set forth above. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. The following is our investment portfolio as of December 31, 2012:

Portfolio Company(a)	Industry	Principal Amount(b) (in thousands)	Amortized Cost (in thousands)
Senior Secured Loans—First Lien—33%
ADS Waste Holdings, Inc., L+400, 1.3% LIBOR Floor, 9/11/19(c)	Commercial & Professional Services	$1,317	$1,304
Airvana Network Solutions Inc., L+800, 2.0% LIBOR Floor, 3/25/15	Telecommunication Services	1,304	1,306
AlixPartners, LLP, L+525, 1.3% LIBOR Floor, 6/28/19(c)	Diversified Financials	995	988
Alon USA Energy, Inc., L+800, 1.3% LIBOR Floor, 11/13/18(c)	Energy	4,167	3,958
Avaya Inc., L+450, 10/26/17(c)	Technology Hardware & Equipment	3,391	3,041
Boomerang Tube, LLC, L+950, 1.5% LIBOR Floor, 10/11/17(c)	Energy	4,938	4,794
Clear Channel Communications, Inc., L+365, 1/29/16(c)	Media	6,156	4,916
Collective Brands, Inc., L+600, 1.3% LIBOR Floor, 10/9/19(c)	Consumer Durables & Apparel	5,410	5,331
Corner Investment PropCo, LLC, L+975, 1.3% LIBOR Floor, 11/1/19(c)	Consumer Services	9,000	8,827
Crestwood Holdings LLC, L+825, 1.5% LIBOR Floor, 3/26/18(c)	Energy	1,917	1,945
Eastman Kodak Co., L+750, 1.0% LIBOR Floor, 7/19/13(d)	Media	2,488	2,483
ERC Ireland Holdings Ltd., EURIBOR+300, 1.0% PIK, 9/29/17	Telecommunication Services	€11,173	10,727
Fairway Group Acquisition Co., L+675, 1.5% LIBOR Floor, 8/17/18(c)	Food & Staples Retailing	$3,722	3,669
Kanders C3 Holdings, LLC, L+900, 1.3% LIBOR Floor, 12/19/18(c)(d)	Capital Goods	35,969	35,713
Lantiq Deutschland GmbH, L+900, 2.0% LIBOR Floor, 11/16/15(c)	Software & Services	1,521	1,414
MModal Inc., L+550, 1.3% LIBOR Floor, 8/15/19(c)	Health Care Equipment & Services	4,534	4,469
Navistar, Inc., L+550, 1.5% LIBOR Floor, 8/17/17(c)	Capital Goods	1,222	1,211
Nexeo Solutions, LLC, L+350, 1.5% LIBOR Floor, 9/17/17(c)	Capital Goods	4,489	4,402
Panda Sherman Power, LLC, L+750, 1.5% LIBOR Floor, 9/14/18(c)	Energy	3,818	3,816
Panda Temple Power (TLA), LLC, L+700, 1.5% LIBOR Floor, 7/17/18(c)	Energy	2,000	2,019
Patheon Inc., L+600, 1.3% LIBOR Floor, 12/6/18(c)	Pharmaceuticals, Biotechnology & Life Sciences	10,259	9,951
Sirius Computer Solutions, Inc., L+575, 1.3% LIBOR Floor, 11/30/18(c)	Software & Services	9,808	9,710
Smile Brands Group Inc., L+525, 1.8% LIBOR Floor, 12/21/17(d)	Health Care Equipment & Services	12,705	12,031
Sorenson Communication, Inc., L+400, 2.0% LIBOR Floor, 8/16/13(c)	Telecommunication Services	8,511	8,373
SRA International, Inc., L+525, 1.3% LIBOR Floor, 7/20/18(c)	Software & Services	1,618	1,615
Star West Generation LLC, L+450, 1.5% LIBOR Floor, 5/17/18(c)	Energy	2,000	2,000
Texas Competitive Electric Holdings Co. LLC, L+350, 10/10/14(c)(d)	Utilities	13,000	9,466
The Container Store, Inc., L+500, 1.3% LIBOR Floor, 4/5/19(d)	Consumer Durables & Apparel	993	993
TL Acquisitions, Inc., L+250, 7/3/14(c)	Consumer Durables & Apparel	1,870	1,571
Totes Isotoner Corp., L+575, 1.5% LIBOR Floor, 7/7/17(d)	Consumer Durables & Apparel	953	952
Travelport LLC, L+475, 1.5% LIBOR Floor, 8/23/13(c)	Consumer Services	2,000	2,028
Willbros United States Holdings, Inc., L+750, 2.0% LIBOR Floor, 6/30/14	Energy	2,000	1,960

Total Senior Secured Loans—First Lien			166,983
Unfunded Loan Commitments			(10,204)

Net Senior Secured Loans—First Lien			156,779

Portfolio Company(a)	Industry	Principal Amount(b) (in thousands)	Amortized Cost (in thousands)
Senior Secured Loans—Second Lien—30%
Advantage Sales & Marketing Inc., L+775, 1.5% LIBOR Floor, 6/18/18(d)	Commercial & Professional Services	$500	$501
Alliance Laundry Systems LLC, L+825, 1.3% LIBOR Floor, 12/10/19(c)	Consumer Durables & Apparel	4,216	4,174
Attachmate Corp., L+950, 1.5% LIBOR Floor, 11/22/18(c)	Software & Services	5,500	5,398
Audio Visual Services Group, Inc., L+900, 1.3% LIBOR Floor, 4/30/19(c)	Technology Hardware & Equipment	9,615	9,425
BJ’s Wholesale Club, Inc., L+850, 1.3% LIBOR Floor, 3/26/20(c)	Food & Staples Retailing	2,766	2,739
Blackboard Inc., L+1000, 1.5% LIBOR Floor, 4/4/19(d)	Software & Services	1,000	927
Brand Energy & Infrastructure Services, Inc., L+975, 1.3% LIBOR Floor, 10/23/19(d)	Energy	6,000	5,766
Brasa (Holdings) Inc., L+950, 1.5% LIBOR Floor, 1/20/20(c)	Consumer Services	1,739	1,672
Camp International Holding Co., L+875, 1.3% LIBOR Floor, 11/29/19(d)	Capital Goods	1,000	1,017
Cannery Casino Resorts, LLC, L+875, 1.3% LIBOR Floor, 10/2/19	Consumer Services	4,000	3,922
CHG Healthcare Inc., L+775, 1.3% LIBOR Floor, 11/20/20	Health Care Equipment & Services	5,787	5,672
Equipower Resources Holdings, LLC, L+850, 1.5% LIBOR Floor, 6/21/19(d)	Utilities	1,000	981
ILC Industries, LLC, L+1000, 1.5% LIBOR Floor, 6/14/19(d)	Capital Goods	4,000	3,770
John Henry Holdings, Inc., L+900, 1.3% LIBOR Floor, 5/6/19(c)(d)	Commercial Services & Supplies	23,250	22,903
Kronos Inc., L+850, 1.3% LIBOR Floor, 4/30/20	Software & Services	6,154	6,093
LM U.S. Member LLC, L+825, 1.3% LIBOR Floor, 10/15/20(c)	Transportation	6,114	6,032
NES Rentals Holdings, Inc., L+1150, 1.8% LIBOR Floor, 10/14/14(c)	Capital Goods	1,000	1,004
Pharmaceutical Research Associates, Inc., L+925, 1.3% LIBOR Floor, 11/27/19(c)(d)	Health Care Equipment & Services	25,000	24,751
Smart & Final Inc., L+925, 1.3% LIBOR Floor, 11/16/20(d)	Food & Staples Retailing	9,600	9,314
Sensus U.S.A. Inc., L+725, 1.3% LIBOR Floor, 5/9/18(d)	Capital Goods	2,050	2,057
Sheridan Holdings, Inc., L+775, 1.3% LIBOR Floor, 7/1/19(d)	Health Care Equipment & Services	273	270
Southern Pacific Resource Corp., Prime+750, 1/7/16(c)	Energy	4,975	5,034
TriZetto Group, Inc., L+725, 1.3% LIBOR Floor, 3/27/18(c)	Software & Services	4,186	4,125
Venoco, Inc., L+700, 1.5% LIBOR Floor, 6/30/17(c)	Energy	3,929	3,852
Vertafore, Inc., L+825, 1.5% LIBOR Floor, 10/27/17(d)	Software & Services	830	831
WP CPP Holdings, LLC, L+925, 1.3% LIBOR Floor, 6/28/20(c)	Capital Goods	15,000	14,850

Total Senior Secured Loans—Second Lien			147,080
Senior Secured Bonds—10%
Advanced Lighting Technologies, Inc., 10.5%, 6/1/19(c)(d)	Capital Goods	10,000	9,890
Avaya Inc., 7.0%, 4/1/19(c)	Technology Hardware & Equipment	2,000	1,853
Avaya Inc., 9.0%, 4/1/19	Technology Hardware & Equipment	5,000	5,000
Cenveo Corp., 8.9%, 2/1/18(c)	Commercial & Professional Services	4,188	3,756
Clear Channel Communications, Inc., 9.0%, 12/15/19(c)	Media	1,844	1,697
Eastman Kodak Co., 10.6%, 3/15/19	Media	1,000	665
Edgen Murray Corp., 8.8%, 11/1/20(c)	Capital Goods	2,000	1,986
JW Aluminum Co., 11.5%, 11/15/17(d)	Materials	5,000	4,908
Neff Rental LLC, 9.6%, 5/15/16(d)	Capital Goods	3,750	3,798
PH Holding LLC, 9.8%, 12/31/17(c)	Consumer Durables & Apparel	5,000	4,909
Prince Mineral Holdings Corp., 11.5%, 12/15/19	Materials	2,750	2,718
Sorenson Communication, Inc., 10.5%, 2/1/15	Telecommunication Services	2,000	1,691
Technicolor SA, 9.4%, 5/26/17	Technology Hardware & Equipment	888	812
Travelport LLC, L+600 PIK, 12/1/16(c)	Consumer Services	4,907	3,856

Total Senior Secured Bonds			47,539

Portfolio Company(a)	Industry	Principal Amount(b) (in thousands)	Amortized Cost (in thousands)
Subordinated Debt—22%
Alliant Holdings I, Inc., 7.9%, 12/15/20	Insurance	$4,000	$4,000
Amkor Technologies Inc., 6.4%, 10/1/22(c)	Semiconductors & Semiconductor Equipment	1,250	1,250
Antero Resources Finance Corp., 6.0%, 12/1/20	Energy	7,250	7,250
Aurora Diagnostics, LLC, 10.8%, 1/15/18(c)	Pharmaceuticals, Biotechnology & Life Sciences	7,000	7,045
Cablevision Systems Corp., 5.9%, 9/15/22(c)	Media	2,780	2,780
EPE Holdings LLC, 8.1%, 12/15/17	Energy	4,000	3,980
EPL Oil & Gas Inc., 8.3%, 2/15/18(d)	Energy	2,150	2,129
Era Group Inc., 7.8%, 12/15/22	Energy	7,250	7,128
GulfMark Offshore, Inc., 6.4%, 3/15/22	Energy	4,425	4,447
iStar Financial Inc., 7.1%, 2/15/18	Real Estate	5,000	5,000
Kenan Advantage Group, Inc., 8.4%, 12/15/18	Transportation	2,500	2,500
Kinetic Concepts, Inc., 12.5%, 11/1/19(d)	Health Care Equipment & Services	2,800	2,714
Legacy Reserves, L.P., 8.0%, 12/1/20	Energy	8,250	8,073
NES Rental Holdings, Inc., 12.3%, 4/15/15(c)	Capital Goods	7,129	7,150
Nuveen Investments, Inc., 9.1%, 10/15/17(c)(d)	Diversified Financials	15,000	15,000
Resolute Energy Corp., 8.5%, 5/1/20	Energy	5,800	5,872
Rex Energy Corp., 8.9%, 12/1/20(c)	Energy	15,000	14,895
SGS International Inc., 8.4%, 10/15/20(e)	Media	1,000	1,000
Sidewinder Drilling Inc., 9.8%, 11/15/19	Capital Goods	2,000	2,000
Six Flags Theme Parks Inc., 5.3%, 1/15/21	Consumer Services	2,500	2,500

Total Subordinated Debt			106,713
Collateralized Securities—4%
AMMC 2012 CDO 11A Class Subord., 17.9%, 10/15/23	Diversified Financials	6,000	5,032
Ares 2012 CLO 2A Class Subord., 19.0%, 10/12/23	Diversified Financials	8,500	8,231
Octagon CLO 2012 1A Class Income, 17.1%, 1/15/24	Diversified Financials	4,650	4,232

Total Collateralized Securities			17,495

		Number of Shares	Cost (in thousands)
Equity/Other—1%
ERC Ireland Holdings Ltd., Common Equity	Telecommunication Services	21,825	—
ERC Ireland Holdings Ltd., Warrants	Telecommunication Services	4,228	—
Kanders C3 Holdings, LLC, Common Equity(d)	Capital Goods	60,872	5,000

Total Equity/Other			5,000

TOTAL INVESTMENTS—100.0%			$480,606

Total Return Swap	Notional Amount	Unrealized Appreciation
Citibank TRS Facility(c)	$383,742	$5,641

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Denominated in U.S. dollars unless otherwise noted.

(c)	Security or portion thereof held within Lehigh River LLC and is pledged as collateral supporting the amounts outstanding under the Class A Notes issued to Cobbs Creek LLC pursuant to an indenture with Citibank, N.A., as trustee.

(d)	Security or portion thereof held within Cobbs Creek LLC and is pledged as collateral supporting the obligations of Cobbs Creek LLC under the repurchase transaction with JPMorgan Chase Bank, N.A., London Branch.

(e)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

Capital Contribution by FSIC II Advisor and GDFM

In December 2011, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. The principals have agreed not to tender these shares for repurchase for as long as FSIC II Advisor remains our investment adviser.

In June 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, 222,222 additional shares of common stock at $9.00 per share. The principals have agreed not to tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser. In connection with the same private placement, the members of our board of directors and other individuals and entities affiliated with FSIC II Advisor agreed to purchase approximately 1,247,267 shares, of common stock and certain individuals and entities affiliated with GDFM agreed to purchase approximately 574,444 shares, of common stock in each case at a price of $9.00 per share. In connection with the private placement, we issued an aggregate of approximately 2,043,933 shares of common stock for aggregate proceeds of approximately $18.4 million upon satisfaction of the minimum offering requirement on June 18, 2012. As of April 15, 2013, we have sold a total of 2,478,323 shares of common stock for aggregate gross proceeds of approximately $22.4 million to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

Distributions

We declared our first distribution on June 20, 2012. Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates, and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay special interim distributions in the form of cash or shares of common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded through the reimbursement of certain expenses, including through the waiver of certain investment advisory fees by Franklin Square Holdings, that are subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions from being characterized as a return of capital. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees by Franklin Square Holdings are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or Franklin Square Holdings continues to make such reimbursements or waivers of such fees. You should also understand that our future repayments of amounts reimbursed or waived by Franklin Square Holdings will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. Franklin Square Holdings has no obligation to waive its advisory fees or otherwise reimburse expenses in future periods. For the fiscal year ended December 31, 2012, if Franklin Square

Holdings had not reimbursed certain of our expenses, 24% of the aggregate amount of distributions paid during such period on our common stock would have been a return of capital.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders. No portion of the distributions paid during the period from June 18, 2012 through December 31, 2012 represented a return of capital for tax purposes. See “Material U.S. Federal Income Tax Considerations.”

We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares of our common stock under our distribution reinvestment plan. See “Distributions” for the cash distributions declared and paid on our common stock.

About FSIC II Advisor

FSIC II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment products designed for the individual investor. FSIC II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by the same personnel that form the investment and operations team of FB Income Advisor, LLC and FS Investment Advisor, LLC. FB Income Advisor, LLC and FS Investment Advisor, LLC are registered investment advisers that manage Franklin Square Holdings’ two affiliated BDCs, FS Investment Corporation and FS Energy and Power Fund, respectively. See “Risk Factors—Risks Related to FSIC II Advisor and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

FS Investment Corporation commenced operations on January 2, 2009, and is focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. As of December 31, 2012, FS Investment Corporation had total assets of approximately $4.3 billion. FS Energy and Power Fund commenced operations on July 18, 2011 and is focused on generating current income and long-term capital appreciation for shareholders, primarily by making investments in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. As of December 31, 2012, FS Energy and Power Fund had total assets of approximately $829.5 million.

Our president, chairman and chief executive officer, Michael C. Forman, has led FSIC II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSIC II Advisor, Mr. Forman currently serves as chairman and chief executive officer of FS Investment Corporation, and as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC and FS Energy and Power Fund.

FSIC II Advisor’s senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. FSIC II Advisor was staffed with 34 employees as of April 15, 2013 and may retain additional investment personnel as our activities expand. We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSIC II Advisor’s management team, will allow FSIC II Advisor to successfully execute our investment strategy. See “Management” for biographical information regarding FSIC II Advisor’s senior management team.

All investment decisions require the unanimous approval of FSIC II Advisor’s investment committee, which is currently comprised of Messrs. Forman, Adelman, Stahlecker and Klehr. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FSIC II Advisor and the compensation FSIC II Advisor pays to GDFM to determine that the provisions of the investment advisory and administrative services agreement and the investment sub-advisory agreement, respectively, are carried out. See “Investment Advisory and Administrative Services Agreement.”

About GDFM

From time to time, FSIC II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSIC II Advisor believes will aid it in achieving our investment objectives. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor, according to guidelines set by FSIC II Advisor. GDFM also serves as the investment sub-adviser to FS Investment Corporation pursuant to an investment sub-advisory agreement between it and FB Income Advisor, LLC, the investment adviser to FS Investment Corporation. Furthermore, GDFM’s affiliate, GSO, serves as the investment sub-adviser to FS Energy and Power Fund pursuant to an investment sub-advisory agreement between it and FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

GDFM is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of March 31, 2013, GSO and its affiliates, excluding Blackstone, managed approximately $58.1 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As sub-adviser, GDFM makes recommendations to FSIC II Advisor in a manner that is consistent with its existing investment and monitoring processes.

Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $218.2 billion as of March 31, 2013. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly-traded closed-end mutual funds. Blackstone is a publicly-traded limited partnership that has common units which trade on the New York Stock Exchange under the symbol “BX.” Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone’s periodic filings with the SEC, which can be obtained from Blackstone’s website at http://ir.blackstone.com or the SEC’s website at www.sec.gov.

About FS Investment Corporation

FS Investment Corporation, one of Franklin Square Holdings’ affiliated BDCs, commenced operations on January 2, 2009 and is focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies.

Our investment objectives, policies and strategies are substantially similar to those of FS Investment Corporation. In addition, the same personnel that form the investment and operations team of FSIC II Advisor form the investment and operations team of FB Income Advisor, LLC, the investment adviser of FS Investment Corporation. Both FSIC II Advisor and FB Income Advisor, LLC have engaged GDFM to act as sub-adviser for us and FS Investment Corporation, respectively.

Public Offering

FS Investment Corporation closed its public offering to new investors in May 2012, having sold, as of the closing, 247,454,171 shares (as adjusted for stock distributions) of common stock for gross proceeds of approximately $2.6 billion.

Cash and Stock Distributions

From the commencement of its operations through December 31, 2012, FS Investment Corporation made eight stock distributions and approximately $309.1 million in cash distributions to its stockholders, including nine special cash distributions totaling approximately $26.5 million. The following table sets forth the amounts of regular and special cash distributions per share (as adjusted for stock distributions) and stock distributions per share (expressed as a cumulative percentage) declared by the board of directors of FS Investment Corporation from the commencement of its operations on January 2, 2009 through December 31, 2012:

	Regular Cash Distributions (Per Share)	Special Cash Distributions (Per Share)	Stock Distributions (Per Share)
Total	$3.02	$0.2845	22.6%

Total Return

The following table sets forth the total return for FS Investment Corporation the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008, net of all management and incentive fees:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Total return(1)	15.83%	8.93%	13.08%	33.33%	2.40%

(1)	The total return does not consider the effect of the sales load from the sale of FS Investment Corporation’s common stock and, as described below, is based upon FS Investment Corporation’s net asset value per share rather than its per share public offering price. As a result, the total return is not necessarily indicative of the return experienced by stockholders on their investment. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share.

The 2008 total return is based on an initial investment at $7.32 per share. This represents the initial offering price per share, net of commissions and discounts, after taking into account the stock distributions to stockholders described above. FS Investment Corporation’s net loss in 2008 did not reduce net asset value as all expenses were funded by a third-party affiliate. The 2009 total return was calculated by taking the net asset value per share as of December 31, 2009, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2008. The 2010 total return was calculated by taking the net asset value per share as of December 31, 2010, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2009. The 2011 total return was calculated by taking the net asset value per share as of December 31, 2011, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2010. The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the period and dividing the total by the net asset value per share on December 31, 2011. The historical calculation of total return should not be considered a representation of our future total return, which may be greater or less than the return shown in the table due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on our investment portfolio during such periods and are calculated in accordance with GAAP. These return figures do not represent an actual return to stockholders. Please see Appendix 1 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

Prior to October 1, 2009, FS Investment Corporation sold shares at an offering price of $10.00 per share. The following table summarizes adjustments FS Investment Corporation made to its per share public offering price prior to the closing of its offering in May 2012 and the closing date on which such adjustments were first effective:

FS Investment Corporation Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.40	October 1, 2009
$10.50	November 1, 2010
$10.65	January 3, 2011
$10.70	February 1, 2011
$10.75	February 16, 2011
$10.65	October 3, 2011
$10.70	February 16, 2012
$10.75	April 2, 2012
$10.80	May 16, 2012

Use of Historical Performance Information

The historical performance data for FS Investment Corporation included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation to its investment adviser. Such performance data of FS Investment Corporation is not a substitute for our performance and is not necessarily indicative of our future results. Although we hold securities that are substantially similar to those held by FS Investment Corporation, our actual performance may differ significantly from the past performance of FS Investment Corporation. The timing and amount of any distributions to stockholders we may make are subject to applicable legal restrictions and the sole discretion of our board of directors.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

Since the beginning of 2009, global credit and other financial market conditions have improved as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have improved markedly. While financial conditions have improved, economic activity continues to be somewhat subdued as unemployment rates remain high. Corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly, but remain slightly above historical averages. Given current market conditions, it is our view that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

We feel that opportunities in senior secured and second lien secured loans are significant not only because of the potential returns available, but also because of the strong defensive characteristics of this investment class. Because these loans have priority in payment among an issuer’s security holders (i.e., they are due to receive payment before bondholders and equityholders), they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before unsecured creditors, such as most types of public bondholders, and other security holders and preserving collateral to protect against credit deterioration. In addition, most senior secured debt issues carry variable interest rate structures, meaning the securities are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. However, in declining interest rate environments, variable interest rate structures decrease the income we would otherwise receive from our debt securities; although, in many cases, the loan documents governing these securities provide for an interest rate floor.

The chart below illustrates examples of the collateral used to secure senior secured and second lien secured debt.

* Source: Moody’s Investors Service, Inc.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large Target Market

According to The U.S. Census Bureau, in its most recent economic census in 2007, there were approximately 40,000 middle market companies in the U.S. with annual revenues between $50 million and $2.5 billion, compared with approximately 1,200 companies with revenues greater than $2.5 billion. These middle market companies represent, we believe, a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. In the same economic census mentioned above, The U.S. Census Bureau found that firms in this target market collectively generated $8.3 trillion in revenues and employed 32.8 million people. Middle market companies have generated a significant number of investment opportunities for investment programs managed by our affiliates and GDFM over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Limited Investment Competition

Despite the size of the market, we believe that financial difficulties and a widespread consolidation in the U.S. financial services industry have substantially reduced the number of investment firms and financial institutions lending to middle market companies. For example, the Federal Deposit Insurance Corporation reported that the number of federally insured financial institutions declined from approximately 15,200 in 1990 to approximately 7,300 in 2012.

We believe that lending to middle market companies, which are often private, generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. Further, many investment firms lack the breadth and scale necessary to track investment opportunities, particularly within the secondary market, in the loans of thousands of middle market firms, meaning that attractive investment opportunities are often overlooked. In addition, middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, which often have relatively high cost structures, are not equipped to deal with these factors and instead emphasize services and transactions to larger corporate clients with a consequent reduction in the availability of debt financing to middle market companies.

Attractive Market Segment

We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. Further, due to a lack of coverage at many investment firms, loans to middle market firms tend to be priced less efficiently, potentially creating attractive opportunities for investment. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors will result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We invest primarily in the debt of privately held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt securities that we hold. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we invest are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments also may be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC II Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

•

Leading, defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

•

Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

•

Proven management teams. We focus on companies that have experienced management teams with an established track record of success. We typically require our portfolio companies to have proper incentives in place to align management’s goals with ours.

•

Private equity sponsorship. Often, we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. FSIC II Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.

•

Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

•

Viable exit strategy. We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Potential Competitive Strengths

We believe that we offer our investors the following potential competitive strengths:

Global platform with seasoned investment professionals. We believe that the breadth and depth of the experience of FSIC II Advisor’s senior management team, together with the wider resources of GSO’s investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, as well as the specific expertise of GDFM, provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities.

Long-term investment horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we are not required to return capital to our stockholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, provides us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM transaction sourcing capability. FSIC II Advisor seeks to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under “Regulation” and the allocation policies of GDFM and its affiliates, as applicable, also through GSO’s proprietary origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FSIC II Advisor seeks to leverage the global presence of GSO to generate access to a substantial amount of originated transactions with attractive investment characteristics. We believe that the broad network of GDFM will produce a significant pipeline of investment opportunities for us. GDFM also has a significant trading platform, allowing us access to the secondary market for investment opportunities.

Disciplined, income-oriented investment philosophy. FSIC II Advisor and GDFM employ a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

Investment expertise across all levels of the corporate capital structure. FSIC II Advisor and GDFM believe that their broad expertise and experience investing at all levels of a company’s capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

Operating and Regulatory Structure

Our investment activities are managed by FSIC II Advisor and supervised by our board of directors, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FSIC II Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory and Administrative Services Agreement” for a description of the fees we pay to FSIC II Advisor.

From time to time, FSIC II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills or attributes that FSIC II Advisor believes will aid it in achieving our investment objectives. FSIC II Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC II Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC II Advisor according to guidelines set by FSIC II Advisor.

FSIC II Advisor oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC II Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC II Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

For providing these services, facilities and personnel, we reimburse FSIC II Advisor for administrative expenses it incurs in performing its obligations. The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC II Advisor.

We have contracted with State Street Bank and Trust Company to provide various accounting and administrative services. We have also contracted with Vigilant Compliance Services, LLC to provide us with a chief compliance officer, Salvatore Faia, a principal with that firm.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See “Regulation.” We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code.

Investment Types

We focus primarily on investments in debt securities, including senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans. FSIC II Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured debt is situated at the top of the capital structure, and typically has the first claim on the assets and cash flows of the company, followed by second lien secured debt, subordinated debt, preferred equity and finally common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We rely on FSIC II Advisor’s and GDFM’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured Loans

Senior secured loans are situated at the top of the capital structure. Because these loans have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured loans typically will have variable rates ranging between 2.0% and 6.0% over a standard benchmark, such as the prime rate or LIBOR.

Second Lien Secured Loans

Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans. Generally, we expect these loans to carry a fixed or a floating current yield of 4.0% to 8.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

Subordinated Debt

In addition to senior secured and second lien secured loans, we also may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior secured loans and second lien secured loans and are often unsecured, but are situated above preferred equity and common stock in the capital structure. In return for their junior status compared to senior secured loans and second lien secured loans, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed or a floating current yield of 6.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, we may enter into non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be of high quality. In addition, we typically receive the right to make equity investments in a portfolio company whose debt securities we hold in connection with the next equity financing round for that company. This right will provide us with the opportunity to further enhance our returns over time through equity investments in our portfolio companies. In addition, we may hold equity-related securities consisting primarily of warrants or other equity interests generally obtained in connection with our subordinated debt or other investments. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 20%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments to make follow-on investments if necessary in existing portfolio companies or to take advantage of new opportunities.

Comparison of Targeted Debt Investments to Corporate Bonds

Loans to private companies are debt instruments that can be compared to corporate bonds to aid an investor’s understanding. As with corporate bonds, loans to private companies can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. As is the case in the corporate bond market, we will require greater returns for securities that we perceive to carry increased risk. The companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national rating agencies. We believe that our targeted debt investments typically will carry ratings from a nationally recognized statistical ratings organization, or NRSRO, and that such ratings generally will be below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by

Standard & Poor’s Corporation). To the extent we make unrated investments, we believe that such investments would likely receive similar ratings if they were to be examined by an NRSRO. Compared to below-investment grade corporate bonds that are typically available to the public, our targeted senior secured and second lien secured loan investments are higher in the capital structure, have priority in receiving payment, are secured by the issuer’s assets, allow the lender to seize collateral if necessary, and generally exhibit higher rates of recovery in the event of default. Corporate bonds, on the other hand, are often unsecured obligations of the issuer.

The market for loans to private companies possesses several key differences compared to the corporate bond market. For instance, due to a possible lack of debt ratings for certain middle market firms, and also due to the reduced availability of information for private companies, investors must conduct extensive due diligence investigations before committing to an investment. This intensive due diligence process gives the investor significant access to management, which is often not possible in the case of corporate bondholders, who rely on underwriters, debt rating agencies and publicly available information for due diligence reviews and monitoring of corporate issuers. While holding these investments, private debt investors often receive monthly or quarterly updates on the portfolio company’s financial performance, along with possible representation on the company’s board of directors, which allows the investor to take remedial action quickly if conditions happen to deteriorate. Due to reduced liquidity, the relative scarcity of capital and extensive due diligence and expertise required on the part of the investor, we believe that private debt securities typically offer higher returns than corporate bonds of equivalent credit quality.

Sources of Income

The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made and monitoring fees paid throughout the term of our investments. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment, while monitoring fees generally range from 0.25% to 1.0% of the purchase price of an investment annually. In addition, we may generate revenues in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;

•	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

•	allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and

•	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of FSIC II Advisor. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by FSIC II Advisor and GDFM have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, FSIC II Advisor seeks to leverage GDFM’s significant access to transaction flow, along with GDFM’s trading platform, which allows for access to the syndicated loan market, a key source of investment opportunities for us. GDFM seeks to generate investment opportunities through its trading platform, through syndicate and club deals and, subject to regulatory constraints and the allocation policies of GDFM and its affiliates, as applicable, through GSO’s proprietary origination channels. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FSIC II Advisor seeks to leverage the global presence of GSO to generate access to originated transactions with attractive investment characteristics. We believe that the broad networks of FSIC II Advisor and GDFM will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. In its initial review of an investment opportunity to present to FSIC II Advisor, GDFM’s transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by FSIC II Advisor, within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated GDFM research analyst, the results of which are available for the transaction team to review. In the case of a primary transaction, FSIC II Advisor and GDFM conduct detailed due diligence investigations as necessary.

Credit Analysis/Due Diligence. Before undertaking an investment, the transaction team conducts a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

•	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

•	on-site visits, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.

When possible, our advisory team seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

Execution

Recommendation. FSIC II Advisor has engaged GDFM to identify and recommend investment opportunities for its approval. GDFM seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GDFM’s investment committee.

Approval. After completing its internal transaction process, GDFM makes formal recommendations for review and approval by FSIC II Advisor. In connection with its recommendation, it transmits any relevant underwriting material and other information pertinent to the decision-making process. In addition, GDFM makes its staff available to answer inquiries by FSIC II Advisor in connection with its recommendations. The consummation of a transaction requires unanimous approval of the members of FSIC II Advisor’s investment committee.

Monitoring

Portfolio Monitoring. FSIC II Advisor, with the help of GDFM, monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FSIC II Advisor and GDFM work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, FSIC II Advisor and GDFM receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. FSIC II Advisor and GDFM use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

In addition to various risk management and monitoring tools, FSIC II Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FSIC II Advisor uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.

2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.

3	Performing investment requiring closer monitoring.

4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.

5	Underperforming investment with expected loss of interest and some principal.

FSIC II Advisor monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with valuing our assets, our board of directors reviews these investment ratings on a quarterly basis. In the event that our board of directors or advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, they will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of December 31, 2012 (dollar amounts are presented in thousands):

	December 31, 2012
Investment Rating	Investments at Fair Value	Percentage of Portfolio
1	$—	—
2	442,090	90%
3	29,340	6%
4	17,212	4%
5	—	—

	$488,462	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Valuation Process. Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of management, our valuation committee, FSIC II Advisor and any other professionals or materials that our board of directors deems worthy and relevant, including GDFM, independent third-party pricing services and independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FSIC II Advisor or GDFM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than FSIC II Advisor or GDFM, will retain any fees paid for such assistance.

Exit

We attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio will continue to be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Staffing

We do not currently have any employees. Each of our executive officers, aside from our chief compliance officer, Mr. Faia, is a principal, officer or employee of FSIC II Advisor, which manages and oversees our investment operations. Mr. Faia is not affiliated with FSIC II Advisor. See “Management—Board of Directors and Executive Officers—Executive Officers who are Not Directors” for a biography of Mr. Faia. In the future, FSIC II Advisor may retain additional investment personnel based upon its needs. See “Investment Advisory and Administrative Services Agreement.”

Facilities

Our administrative and principal executive offices are located at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Legal Proceedings

Neither we nor FSIC II Advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against FSIC II Advisor. From time to time, we and individuals employed by FSIC II Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, FSIC II Advisor provides our board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

ASC Topic 820, Fair Value Measurements and Disclosure, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with FSIC II Advisor’s management team providing a preliminary valuation of each portfolio company or investment to our valuation committee, which valuation may be obtained from our sub-adviser or an independent valuation firm, if applicable;

•	preliminary valuation conclusions are then documented and discussed with our valuation committee;

•

our valuation committee reviews the preliminary valuation and FSIC II Advisor’s management team, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

•

our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC II Advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, our board of directors will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of directors will subsequently value these warrants or other equity securities received at fair value.

The fair values of our investments are determined in good faith by our board of directors. Our board of directors is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process.

Our investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, we valued our investments by using independent third-party pricing services, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such services. One senior secured loan investment and one senior secured bond investment, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of our equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. We valued the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

We periodically benchmark the bid and ask prices we receive from the third-party pricing services against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through our third-party pricing services or independent dealers, including the use of an independent valuation firm. We will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which we purchase and sell our investments. Our valuation committee and board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

Determinations in Connection With Offerings

We are offering our shares on a continuous basis at a current offering price of $10.45 per share; however, to the extent that our net asset value per share increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who subscribe for shares of our common stock in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. The minimum permitted purchase is $5,000 of our common stock. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years.

In connection with each semi-monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling shares of our common stock at a price per share which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. Our board of directors or a committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;

•

our management’s assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common stock; and

•

the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of shares of our common stock, but instead it involves the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

To the extent that there is a possibility that we may (1) issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (2) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until this prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (1) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (2) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

MANAGEMENT

Pursuant to our charter and bylaws, our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors currently has an audit committee, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director is to be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of eight members, five of whom are not “interested persons” of us or FSIC II Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Through its direct oversight role, and indirectly through its committees, our board of directors performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of directors meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Forman, who is not an independent director, serves as both the chief executive officer and chairman of our board of directors. Our board of directors feels that Mr. Forman, as our co-founder and chief executive officer, is the director with the most knowledge of our business strategy and is best situated to serve as chairman of our board of directors. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM
Interested Directors
Michael C. Forman	52	2011	2013
David J. Adelman	41	2011	2013
Michael J. Heller	48	2012	2013

Independent Directors
Barbara Adams	61	2012	2013
Robert E. Keith, Jr.	71	2012	2013
Paul Mendelson	66	2012	2013
John E. Stuart	69	2012	2013
Scott J. Tarte	50	2012	2013

Interested Directors

Michael C. Forman has served as our chairman, president and chief executive officer since our inception and as the chairman and chief executive officer of FSIC II Advisor since its inception. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Energy and Power Fund and FS Investment Advisor, LLC, and has presided in such roles since each entity’s inception in October 2007, September 2010 and September 2010, respectively. Mr. Forman also currently serves as the chairman and chief executive officer of FS Investment Corporation and has presided in such roles since its inception in December 2007. Mr. Forman served as president of FS Investment Corporation from its inception in December 2007 until April 2013. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since inception. In May 2007, Mr. Forman co-founded Franklin Square Holdings. Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. He is also a member of a number of civic and charitable boards, including The Franklin Institute (Executive Committee Member), the University of the Arts (Executive Committee Member), the Vetri Foundation for Children (Chairman), the executive committee of the Greater Philadelphia Alliance for Capital and Technologies (PACT), and Murex Investments, Inc., a Pennsylvania-based economic development/venture capital firm, where he chairs the investment committee. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FSIC II Advisor, which serves as our investment adviser. Our board of directors believes Mr. Forman’s experience and his positions as our and FSIC II Advisor’s chief executive officer make him a significant asset to us.

David J. Adelman is as our vice-chairman and the vice-chairman of FSIC II Advisor. He also currently serves as the vice-chairman of the board of directors of FS Investment Corporation and has served on the board of directors since the company’s inception in December 2007. In addition, Mr. Adelman currently serves as the vice-chairman of FB Income Advisor, LLC, FS Energy and Power Fund and FS Investment Advisor, LLC, and has presided in such role since each entity’s inception in December 2007, September 2010 and September 2010, respectively. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia-based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs, and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture’s capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of ICG Group, Inc. since June 2011 and member of the National Multi Family Council (NMHC) and the Young President’s Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute’s Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Mr. Forman. Mr. Adelman received his B.A. in Political Science from The Ohio State University.

Mr. Adelman serves as vice-chairman of FSIC II Advisor and, together with Mr. Forman, is responsible for implementing our investment strategy. Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Michael J. Heller is a shareholder at the law firm of Cozen O’Connor P.C., where he currently serves as the firm’s president and chief executive officer, and has served in such capacity since January 1, 2013. Immediately prior to that, Mr. Heller was the president and executive partner of Cozen O’Connor, P.C. He also currently serves on the board of trustees of FS Energy and Power Fund and the board of directors of FS Investment Corporation and has presided in such roles since September 2010 and December 2007, respectively. He also has served as the chairman of FS Energy and Power Fund’s nominating and corporate governance committee and as a member of its valuation committee since April 2011. He is a member of FS Investment Corporation’s valuation committee and has presided in that role since December 2008; and he is a member of FS Investment Corporation’s nominating and corporate governance committee and has presided in that role since January 2011. Mr. Heller is a corporate and securities lawyer whose practice is devoted to representing private equity and venture capital funds as well as counseling entrepreneurs and middle-market businesses in various corporate matters, including the structuring of capital-raising transactions and merger and acquisition transactions. Prior to becoming the president and chief executive officer of Cozen O’Connor, P.C., Mr. Heller was the chairman of the Business Law Department from January 2007, and he served as vice-chairman of Cozen O’Connor, P.C.’s Business Law Department from 2002 until January 2007. Mr. Heller is a member of the board of directors of Cozen O’Connor, P.C., Hanover Fire and Casualty Insurance Company, a privately held property and casualty insurance company, and a member of the board of trustees of Thomas Jefferson University Hospital. Mr. Heller received a B.S. in Accounting, summa cum laude, from The Pennsylvania State University, and a J.D., magna cum laude, from Villanova University, where he was a Law Review editor and a member of the Order of the Coif.

Mr. Heller has extensive experience in corporate and securities law matters and has represented various private equity and venture capital funds. Further, Mr. Heller serves on the boards of several private companies and civic and charitable organizations. These activities have provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Independent Directors

Barbara Adams is currently the executive vice president—legal affairs and general counsel of the Philadelphia Housing Authority, and has served in such capacity since August 2011. She served as the General Counsel of the Commonwealth of Pennsylvania from 2005 until January 2011. As General Counsel to the Commonwealth, Ms. Adams led a staff of more than 500 lawyers in representing then Pennsylvania Governor Edward G. Rendell and more than 30 executive and independent agencies and commissions in litigation, transactions, regulatory, legislative and criminal justice matters. Prior to her appointment as General Counsel to the Commonwealth, Ms. Adams was a partner at the law firm of Duane Morris LLP in Philadelphia, focusing her practice on taxable and tax-exempt public finance, affordable housing development matters, state and local government law, energy law and campaign finance law. Ms. Adams previously served as the Policy Committee co-chair on Housing, in then Governor-elect Edward G. Rendell’s transition team. She is a charter member of the Forum on Affordable Housing and Community Development Law of the American Bar Association and is a member of the National Association of Bond Lawyers and the American and Pennsylvania Bar Associations. She is a past member of the board and secretary of Philadelphia Neighborhood Enterprise, a nonprofit corporation affiliated with The Enterprise Foundation, a past member of the board and treasurer of the Reading Terminal Market, a past member of the respective boards of the Pennsylvania Association of Bond Lawyers, the Philadelphia Association of Community Development Corporations and the People’s Emergency Center in Philadelphia. Ms. Adams has served on a number of other charitable and public organizations, including a term as commissioner of the Philadelphia Gas Commission, as an advisory board member on the Homeless Advocacy Project of the Philadelphia Bar Association and as a commissioner on the Independent Charter Commission of the City of Philadelphia. She is currently a member of the board of the Philadelphia Energy Authority and of the advisory board of The Nuclear World Project. Ms. Adams is a graduate of Temple University School of Law and a graduate of Smith College.

Our board of directors determined that Ms. Adams’ extensive service in the private and public sector provided her with experience that would be beneficial to us.

Robert E. Keith, Jr. is a managing director of TL Ventures, a venture capital firm that Mr. Keith co-founded in 1988. Prior to founding TL Ventures, Mr. Keith enjoyed a 22-year career at Fidelity Bank in Philadelphia, a leading regional commercial financial institution, where he last served as vice-chairman responsible for most of the bank’s commercial lending and non-banking subsidiaries. During his tenure at Fidelity Bank, Mr. Keith oversaw significant growth and market expansion as well as entry into new service markets such as investment banking. Mr. Keith currently serves on the board of directors of numerous public and private companies, including Noble Biomaterials Inc., where he has served since 2005, and Square 1 Financial, Inc., where he has served since December 2008 and is also a member of the audit committee and compensation committee. He also serves on the board of numerous charitable organizations and trade associations, including serving since 2000 on the boards of The Reinvestment Fund, a $400 million not-for-profit community investment institution, as well as Ben Franklin Technology Partners of Southeastern Pennsylvania, a seed-stage financing source, funded by the Commonwealth of Pennsylvania. Mr. Keith has previously served on the board of directors of numerous companies, including ICG Group, Inc., a publicly-traded venture capital firm, from 1996 to February 2010 and Safeguard Scientifics, Inc. from 1996 to August 2009. For his contributions in the venture capital field, Mr. Keith was awarded the Blair Thompson award for lifetime achievement in venture capital by the Greater Philadelphia Venture Capital Group in 1999. Mr. Keith is a graduate of Amherst College and Temple University School of Law.

Mr. Keith’s extensive experience in the finance and venture capital industries provide him, in the opinion of our board of directors, with attributes that would be beneficial to us. The board of directors also noted his experience as a member of the board of directors of various public and private companies and community organizations.

Paul Mendelson served as the chief financial officer of Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser, or Lincoln Investment, from 1994 until February 2011 and currently serves as a Senior Advisor for Business Development for Lincoln Investment. As chief financial officer, Mr. Mendelson was responsible for all financial reporting, controls, planning and regulatory issues. His activities also included acquisitions, consulting with independent branch offices and negotiating contracts, and, as a member of the executive committee, he participated in strategic planning. He has served as a member of the board of directors of FS Investment Corporation since December 2008, and also serves as a member of FS Investment Corporation’s audit committee and valuation committee. Mr. Mendelson previously served as a member of the board of trustees of FS Energy and Power Fund from September 2010 through March 2012, as well as a member of FS Energy and Power Fund’s audit committee and chairman of its valuation committee from May 2011 through March 2012. From 1996 to 1999, Mr. Mendelson also led the technology and operations divisions of Lincoln Investment. Prior to joining Lincoln Investment in 1994, Mr. Mendelson spent 20 years in various positions, including controller, chief financial officer, vice president, president and trustee for a group of commonly-owned privately-held businesses, including manufacturing, retail, service and real estate. Prior to this, Mr. Mendelson spent two years with Arthur Andersen and Company, an international public accounting firm. Mr. Mendelson received a B.S. degree in Accounting from Lehigh University and an M.B.A. degree from the Wharton School of the University of Pennsylvania. He is a member of the American Institute of Certified Public Accountants and holds a Series 27 Securities License.

Mr. Mendelson has extensive experience concerning financial reporting, controls, planning and regulatory issues by virtue of his previous position as chief financial officer of a broker/dealer and registered investment adviser and various other positions he held during the twenty years prior thereto. In addition, our board of directors considered his B.S. degree in accounting and his M.B.A. as beneficial to us.

John E. Stuart is the managing partner of Strategic Business Options, LLC, a strategic consulting firm that he founded in January 2011. Mr. Stuart previously served as the chief executive officer of ConvergeOne, a leading independent integrator of communications, collaboration and customer interaction solutions for businesses in the United States, from 2003 through May 2009, where he was responsible for managing all aspects of the business. From 1999 to 2000, he was chief executive officer of StorNet, a nationwide value-added systems integrator. He previously was chairman and chief executive officer of IKON Office Solutions, a provider of office products, from 1985 to 1998. Mr. Stuart also serves as a member of the board of directors of Altura Communications, a leading provider of communications applications, equipment and services for voice and data networking solutions, a position he has held since June 2011. Mr. Stuart served from 1996 to 2004 as a member of the board of directors and as chairman of the audit committee of Foster Wheeler, Inc., a global engineering and construction contractor and power equipment supplier. From March 2009 through August 2009, he served as chairman of the board of LifeCare Gateway, a consulting firm that provides financial advisors with a practice management program that addresses their clients’ life care needs. Mr. Stuart received both an undergraduate degree in business and a Masters in Business Administration from Pace University’s Lubin School of Business.

Mr. Stuart has significant experience as an entrepreneur and senior executive at public and private organizations. Mr. Stuart also has extensive experience in corporate finance, financial reporting and accounting and controls. This experience has provided Mr. Stuart, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Scott J. Tarte has been the chief executive officer of Sparks Marketing Group, Inc., or Sparks, since 2001, when he and other investors purchased a controlling interest in Sparks, which at the time was a publicly-traded company. Mr. Tarte was later involved in taking Sparks private in 2005. Sparks manages all aspects of experiential marketing for Fortune 1000 companies, and designs and manufactures store fixtures for leading retail companies. Since July 2010, Mr. Tarte has been a managing director of Gabriel Investments, an early stage venture capital fund focused on investments within the Philadelphia entrepreneurial community. Prior to 2001, Mr. Tarte was chief operating officer of Travel One, a single office NJ-based travel agency which he helped grow into the sixth largest corporate travel management company in the United States, with revenues of $900 million and a staff of 1,400 employees. In 1999, Mr. Tarte and his partners sold Travel One to American Express, where Mr. Tarte stayed on for two years to create a $3 billion travel management division within American Express. Mr. Tarte currently serves as a director of Sidecar, an automated online marketing platform for ecommerce companies, a position he has held since January 2012. He previously served as a director of First Priority Bank, a position he held from 2006 through December 2008. Mr. Tarte has an undergraduate degree from the University of Pennsylvania and a law degree from Fordham University.

Mr. Tarte has served in a senior executive capacity at various companies, as well as a member of various boards. His extensive service at various companies has provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Executive Officers

The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	52	President and Chief Executive Officer
Salvatore Faia	50	Chief Compliance Officer
William Goebel	38	Chief Financial Officer
Gerald F. Stahlecker	47	Executive Vice President
Zachary Klehr	34	Executive Vice President
Stephen S. Sypherd	36	Vice President, Treasurer and Secretary

The address for each executive officer is c/o FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Executive Officers Who are Not Directors

Salvatore Faia has served as our chief compliance officer since our inception in July 2011. Mr. Faia also serves as chief compliance officer of FS Investment Corporation and FS Energy and Power Fund, and has presided in such roles since May 2008 and April 2011, respectively. Also, Mr. Faia served as the chief compliance officer for FB Income Advisor, LLC from November 2008 to 2010. Since 2004, Mr. Faia has served as the president of Vigilant Compliance, LLC, a full service compliance firm serving mutual funds and the investment industry. In connection with his role as president of Vigilant Compliance, LLC, he currently serves as chief compliance officer for a number of mutual funds and investment advisers. Mr. Faia also serves as trustee to EIP Growth and Income Fund since May 2005. From 2002 to 2004, Mr. Faia served as senior legal counsel for PFPC Worldwide, Inc., and from 1997 to 2001, he was a partner with Pepper Hamilton LLP. Mr. Faia has extensive experience with mutual funds, hedge funds, investment advisers, broker dealers and the investment management industry. In addition to being an experienced attorney with respect to the 1940 Act and Advisers Act, he is a Certified Public Accountant, and holds various Financial Industry Regulatory Authority Securities Licenses. Mr. Faia is a Member of the Investment Company Institute’s Chief Compliance Officer Committee. Mr. Faia graduated from the University of Pennsylvania Law School with his J.D., and received his degree in accounting and finance from La Salle University.

William Goebel, CFA, CPA, has served as our chief financial officer since our inception in July 2011. Mr. Goebel has also served as chief financial officer of FS Investment Corporation since March 2011 and previously served as chief financial officer of FS Energy and Power Fund from February 2011 to November 2012. Prior to joining the Company, Mr. Goebel held a senior manager audit position with Ernst & Young LLP in the firm’s asset management practice from 2003 to January 2011, where he was responsible for the audits of RICs, private investment partnerships, investment advisers and broker-dealers. Mr. Goebel began his career at a regional public accounting firm, Tait, Weller and Baker LLP, in 1997. Mr. Goebel received a B.S. in Economics from the Wharton School of the University of Pennsylvania in 1997. He is a Certified Public Accountant and holds the CFA Institute’s Chartered Financial Analyst designation.

Zachary Klehr has served as our executive vice president since January 2013. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation and FS Energy and Power Fund and has presided in such roles since January 2013. Mr. Klehr has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC and FSIC II Advisor, since the later of February 2011 or such entity’s inception date, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining Franklin Square Holdings, Mr. Klehr served as a Vice President at Versa Capital Management, a private equity firm with approximately $1 billion in assets under management, from July 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle-market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then in the Executive Office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an Associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients. Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and serves on the board of trustees of The Philadelphia School where he is a member of the executive, governance, advancement, finance and investment committees.

Gerald F. Stahlecker has served as our executive vice president since July 2011 and has served as executive vice president of FSIC II Advisor and Franklin Square Holdings since November 2011 and January 2010, respectively. Mr. Stahlecker also serves as executive vice president of FB Income Advisor, LLC, FS Energy and Power Fund and FS Investment Advisor, LLC, and has presided in such roles since January 2010, September 2010 and September 2010, respectively. Mr. Stahlecker currently serves as the president of FS Investment Corporation and has presided in such role since April 2013. Mr. Stahlecker was a director of FS Investment Corporation and served as a member of the audit committee and as chairman of the valuation committee from FS Investment Corporation’s inception in to December 2009 when he resigned as a director in order to join our affiliates, FB Income Advisor, LLC and Franklin Square Holdings. Mr. Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., or Radcliffe, an SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately managed accounts for an institutional investor base. Radcliffe pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in 2002 until selling his interest in Radcliffe in July 2009, Mr. Stahlecker served as managing director and chief operating officer of Radcliffe and was the co-chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from May 1998 through October 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., or Rose Glen, a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly negotiated, structured debt and equity investments in public companies. Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr, Harrison, Harvey, Branzburg & Ellers, LLP, a Philadelphia-based law firm, where he practiced corporate and securities law. While at Klehr Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an editor of the Villanova University Environmental Law Journal. Mr. Stahlecker serves on the board of directors of the Investment Program Association, an industry trade group, and previously served on the board of trustees of The Philadelphia School where he served as a member of its advancement, finance and investment committees.

Stephen S. Sypherd has served as our vice president, treasurer and secretary since January 2013. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation and FS Energy and Power Fund and has presided in such roles since January 2013. Mr. Sypherd has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC and FSIC II Advisor, since the later of August 2010 or such entity’s inception date, including as senior vice president since December 2011 and general counsel since January 2013. He is responsible for legal and compliance matters across all entities and investment products of Franklin Square Holdings. Prior to joining Franklin Square Holdings, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal.

Committees of the Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Keith, Mendelson, and Stuart, all of whom are independent. Mr. Mendelson serves as the chairman of the audit committee. Our board of directors has determined that Messrs. Mendelson and Stuart are “audit committee financial experts” as defined under SEC rules. The audit committee held four meetings during the fiscal year ended December 31, 2012.

Valuation Committee

The valuation committee establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and investments. The members of the valuation committee are Ms. Adams and Messrs. Mendelson and Tarte, all of whom are independent. Mr. Tarte serves as chairman of the valuation committee. The valuation committee held two meetings during the fiscal year ended December 31, 2012.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our board of directors or a committee thereof, develops and recommends to our board of directors a set of corporate governance principles and oversees the evaluation of our board of directors. The nominating and corporate governance committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for our board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities—Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure. The members of the nominating and corporate governance committee are Messrs. Heller and Keith. Mr. Heller serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee held two meetings during the fiscal year ended December 31, 2012.

Compensation of Directors

The table below sets forth the compensation received by each director from us for the fiscal year ended December 31, 2012:

Name of Director	Fees Earned or Paid in Cash by the Company(1)	Total Compensation from the Company
Michael C. Forman	—	—
David J. Adelman	—	—
Michael J. Heller	$31,500	$31,500
Barbara Adams	$26,250	$26,250
Robert E. Keith, Jr.	$29,250	$29,250
Paul Mendelson	$36,500	$36,500
John E. Stuart	$27,750	$27,750
Scott J. Tarte	$32,500	$32,500

(1)	Directors began receiving compensation for services rendered during the quarter ended September 30, 2012 because our net assets exceeded $100.0 million as of September 30, 2012.

Prior to satisfying the minimum offering requirement, our directors were not entitled to compensation. Subsequent to satisfying the minimum offering requirement, our directors who do not also serve in an executive officer capacity for us or FSIC II Advisor are entitled to receive annual cash retainer fees, fees for attending in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These directors are Ms. Adams and Messrs. Heller, Keith, Mendelson, Stuart and Tarte. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Net Assets	Annual Cash Retainer Fee	Board/Committee Meeting Fee	Annual Chairperson Fee
$0 to $100 million	$0	$0	$0
$100 million to $300 million	$25,000	$1,000	$5,000
$300 million to $500 million	$40,000	$1,000	$5,000
$500 million to $1 billion	$60,000	$1,500	$20,000
> $1 billion	$80,000	$2,500	$25,000

We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We do not pay compensation to our directors who also serve in an executive officer capacity for us or FSIC II Advisor.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FSIC II Advisor or by individuals who were contracted by us or by FSIC II Advisor to work on behalf of us pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of FSIC II Advisor or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by FSIC II Advisor. In addition, we reimburse FSIC II Advisor for our allocable portion of expenses incurred by FSIC II Advisor in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC II Advisor became entitled to receive 1.5% of gross proceeds raised in the our continuous public offering until all offering costs and organization costs funded by FSIC II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. On June 18, 2012, we satisfied the minimum offering requirement. We paid total reimbursements of $3.2 million to FSIC II Advisor and its affiliates during the year ended December 31, 2012. As of December 31, 2012, no amounts remain reimbursable to FSIC II Advisor and its affiliates under this arrangement.

The investment advisory and administrative services agreement provides that FSIC II Advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC II Advisor or such other person, nor will FSIC II Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC II Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC II Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC II Advisor or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of FSIC II Advisor and its investment committee, which is currently led by Michael C. Forman, chief executive officer of FSIC II Advisor and chairman of its investment committee. The other members of FSIC II Advisor’s investment committee are David J. Adelman, vice-chairman of FSIC II Advisor, Gerald F. Stahlecker and Zachary Klehr. For more information regarding the business experience of Messrs. Forman, Adelman, Stahlecker and Klehr, see “Management—Board of Directors and Executive Officers.” FSIC II Advisor’s investment committee must unanimously approve each new investment that we make. The members of FSIC II Advisor’s investment committee are not employed by us and receive no compensation from us in connection with their portfolio management activities. The directors, officers and other personnel of FSIC II Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation and FS Energy and Power Fund. Therefore, FSIC II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

Pursuant to an investment sub-advisory agreement between FSIC II Advisor and GDFM, GDFM assists FSIC II Advisor in identifying investment opportunities and making investment recommendations for approval by FSIC II Advisor. In addition, to the extent requested by FSIC II Advisor, GDFM may assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies.

Investment Personnel

Our senior staff of investment personnel currently consists of the members of FSIC II Advisor’s investment committee, Messrs. Forman, Adelman, Stahlecker and Klehr.

FSIC II Advisor was staffed with 34 employees as of April 15, 2013, including the investment personnel noted above. In addition, FSIC II Advisor may retain additional investment personnel in the future based upon its needs.

In addition to managing our investments, the directors, officers and other personnel of FSIC II Advisor also currently manage the following entities:

Name	Entity	Investment Focus	Gross Assets(1)
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,346,753,000
FS Energy and Power Fund	BDC	Invests primarily in the debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$829,494,000

(1)	As of December 31, 2012.

The table below shows the dollar range of shares of common stock beneficially owned as of April 15, 2013 by each member of the investment committee of FSIC II Advisor, based on the public offering price of $10.40 per share as of such date.

Name of Investment Committee Member	Dollar Range of Equity Securities in FS Investment Corporation II(1)
Michael C. Forman	Over $1,000,000
David J. Adelman	Over $1,000,000
Gerald F. Stahlecker	$50,001 – $100,000
Zachary Klehr	$50,001 – $100,000

(1)	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.

Key Personnel of the Sub-Adviser

GDFM’s team of dedicated investment professionals provide assistance to FSIC II Advisor pursuant to the investment sub-advisory agreement. Below is biographical information relating to certain key personnel involved in rendering such services:

Daniel H. Smith is a senior managing director at Blackstone and is head of GDFM. Mr. Smith joined GSO from the Royal Bank of Canada, or RBC, in 2005. At RBC, Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC’s alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to joining RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm’s $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Masters degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

Mr. Smith leads GDFM’s team of dedicated investment professionals in providing assistance to FSIC II Advisor pursuant to the investment sub-advisory agreement.

Brad Marshall is a managing director and senior portfolio manager at GDFM. In his role as senior portfolio manager at GDFM, Mr. Marshall oversees the investment sub-advisory services provided to us and FS Investment Corporation. Mr. Marshall is a member of GDFM’s Investment Committee. Since joining GSO in 2005, Mr. Marshall has been involved with the portfolio management and the ongoing analysis and evaluation of fixed income investment opportunities. Before joining GSO, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to his time with RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of Canadian Imperial Bank of Commerce, and, prior to that, he cofounded a microchip verification software company where he served as chief finance officer. Mr. Marshall received an M.B.A. from McGill University in Montreal where he was an Academic All-Canadian and a B.A. (Honors) in Economics from Queen’s University in Kingston, Canada.

James Roche is a principal at GDFM. Mr. Roche heads up the firm’s effort to directly originate private investments for us and FS Investment Corporation. Since joining GSO, Mr. Roche has been involved in the research, analysis and management of investments within the firm’s collateralized debt portfolios, separate account mandates and closed end funds, with an emphasis on special situations investments. Before joining Blackstone in 2005, Mr. Roche was a partner at RBC Capital Partners, where he held similar responsibilities. Mr. Roche has over 20 years of credit and related experience, including credit, structuring and origination positions at Crédit Agricole Indosuez, Fitch IBCA, Inc., MetLife Capital Corporation and NationsCredit Commercial Corporation (a unit of Bank of America). He received a Bachelor of Arts degree from the University of Connecticut and completed selected graduate coursework at the Hartford Graduate Center, an affiliate of Rensselaer Polytechnic Institute.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2012 with respect to each company in which we had a debt or equity investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments, and the board observation or participation rights we may receive. We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

For information relating to the value of our investments in our portfolio companies, see our unaudited consolidated schedule of investments as of December 31, 2012, at page F-6.

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Senior Secured Loans—First Lien

ADS Waste Holdings, Inc. 7915 Baymeadows Way Suite 300 Jacksonville, FL 32256	Advanced Disposal Services is a non-hazardous solid waste management company in the United States.	$1,304

Airvana Network Solutions Inc. 19 Alpha Road Chelmsford, MA 01824	Airvana provides IP-based wireless network infrastructure products to carriers.	$1,306

AlixPartners, LLP 2000 Town Center Suite 2400 Southfield, MI 48074	AlixPartners is a consulting firm that provides operational and financial advisory services to underperforming companies worldwide.	$988

Alon USA Energy, Inc. 12700 Park Central Drive Suite 1600 Dallas, TX 75251	Alon USA Energy is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States.	$3,958

Avaya Inc. 211 Mt. Airy Rd. Basking Ridge, NJ 07920	Avaya provides communication equipment and software which integrate voice and data services for customers, including large corporations, government agencies and small businesses.	$3,041

Boomerang Tube, LLC 14567 North Outer Forty Suite 500 Chesterfield, MO 63017	Boomerang produces oil country tubular goods for consumption in the US and Canadian natural gas and crude oil drilling markets.	$4,794

Clear Channel Communications, Inc. 200 E. Basse Rd. San Antonio, TX 78209	Clear Channel Communications is a global media and entertainment company specializing in mobile and on-demand entertainment and information services for local communities and premier opportunities for advertisers.	$4,916

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Collective Brands, Inc. 3231 SE 6th Street P.O. Box 1189 Topeka, KS 66607	Collective Brands is a producer of compelling lifestyle, fashion and performance brands for footwear and related accessories.	$5,331

Corner Investment PropCo, LLC (Caesers) One Caesars Palace Drive Las Vegas, NV 89109	Caesars Entertainment Corporation is an American public gaming corporation that owns and operates casinos, hotels and golf courses.	$8,827

Crestwood Holdings LLC 717 Texas Avenue Suite 3150 Houston, TX 77002	Crestwood Holdings is a growth-oriented limited partnership in the business of gathering and processing natural gas produced from the Barnett Shale geologic formation.	$1,945

Eastman Kodak Co. 343 State Street Rochester, NY 14650	Eastman Kodak provides digital photography and printing products and services.	$2,483

ERC Ireland Holdings Ltd 1 Heuston South Quarter St. John’s Road Dublin 8, Ireland	Eircom is Ireland’s leading fixed-line communications company, connecting callers and web users on the Emerald Isle.	$10,727

Fairway Group Acquisition Co. 2284 12th Ave New York, NY 10027	Fairway Group operates supermarkets and grocery stores in the greater New York City area.	$3,669

Kanders C3 Holdings (DHS Technologies) 33 Kings Highway Orangeburg, NY 10962	DHS Technologies is a global provider of quick erect/strike mobile infrastructure systems and accompanying support equipment for military, medical, government and civilian organizations around the world.	$35,713	(1)

Lantiq Deutschland GmbH 15 Lilienthalstraße Neubiberg, Germany 85579	Lantiq Deutschland manufactures and markets analogue, digital and mixed-signal integrated circuits and software suites for networking products.	$1,414

MModal Inc. 9009 Carothers Parkway Suite C-2 Franklin, TN 37067	MModal provides dictation and transcription solutions and services that automate the input and management of medical information for the healthcare industry.	$4,469

(1)	This amount includes a $10.2 million unfunded commitment for Kanders C3 Holdings.

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Navistar, Inc. 2701 Navistar Dr. Lisle, IL 60532	Navistar is a manufacturer of international brand commercial and military trucks, buses, recreational vehicles, as well as a provider of service parts for all makes of trucks and trailers.	$1,211

Nexeo Solutions LLC 9303 New Trails Drive Suite 400 The Woodlands, TX 77381	Nexeo is a leading global distributor of chemicals, plastics and composite raw materials.	$4,402

Panda Sherman Power, LLC 4100 Spring Valley Road Suite 1001 Dallas, TX 75244	Panda Power Funds is a private equity firm which has the ability to internally source and develop, acquire, invest in, and operate large-scale, natural gas-fueled power generation facilities.	$3,816

Panda Temple Power, LLC 4100 Spring Valley Road Suite 1001 Dallas, TX 75244	The Panda Temple Power Project is a clean natural gas fueled combined-cycle facility to be built in two 600 megawatt phases, each consisting of two combustion turbines and one steam turbine.	$2,019

Patheon, Inc. 4721 Emperor Boulevard Suite 200 Durham, NC 27703	Patheon is a provider of contract development and manufacturing services to the global pharmaceutical industry.	$9,951

Sirius Computer Solutions, Inc. 10100 Reunion Place Suite 500 San Antonio, TX 78216	Sirius is a leading IT solution provider primarily serving small to medium businesses in the United States.	$9,710

Smile Brands Group Inc. 8105 Irvine Center Drive Suite 1500 Irvine, CA 92618	Smile Brands is the largest provider of support services to general and multi specialty dental offices in the United States.	$12,031

Sorenson Communications, Inc. 4192 Riverboat Road Suite 100 Salt Lake City, UT 84123	Sorenson Communications is a provider of IP-based video communication technology and services to the deaf and hard of hearing population in the United States.	$8,373

SRA International, Inc. 4300 Fair Lakes Court Fairfax, VA 22033	SRA is a leading provider of technology and strategic consulting services and primarily to U.S. Federal government organizations.	$1,615

Star West Generation LLC 29 Allen Parkway Suite 2280 Houston, TX 77019	Star West Generation is an innovative independent power producer focused on clean, reliable and efficient power generation serving North American markets.	$2,000

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Texas Competitive Electric Holdings Co. LLC 1601 Bryan Street Dallas, TX 75201	TXU Corp. is a privately held company which generates, distributes and sells electricity largely within the Texas marketplace.	$9,466

The Container Store, Inc. 500 Freeport Parkway Coppell, TX 75019	The Container Store sells storage and organizational items throughout the United States, with merchandise ranging from backpacks to recipe holders.	$993

Thomson Learning Inc. (Cengage) 200 First Stamford Place Suite 400 Stamford, CT 06902	Cengage Learning provides courseware, specialized content, print textbooks, homework and study tools, and e-learning services for businesses, educational institutions, government agencies libraries and individuals.	$1,571

Totes Isotoner Corp. 9655 International Blvd Cincinnati, OH 45246	Totes is a designer, distributor and retailer of high-quality branded weather gear.	$952

Travelport LLC 300 Galleria Pkwy. Atlanta, GA 30339	Travelport connects travel agencies, websites, and corporations with travel suppliers worldwide.	$2,028

Willbros USA, Inc. 4400 Post Oak Parkway Suite 1000 Houston, TX 77027	Willbros is a pipeline construction company specializing in energy infrastructure.	$1,960

Senior Secured Loans—Second Lien

Advantage Sales & Marketing Inc. 18100 Von Karman Ave. Suite 1000 Irvine, CA 92612	Advantage Sales & Marketing is a sales and marketing agency providing outsourced sales, marketing and merchandising services to manufacturers, suppliers and producers of consumer packaged goods.	$501

Alliance Laundry Systems LLC P.O. Box 990, Shepard Street Ripon, WI 54971	Alliance Laundry Systems makes laundry equipment.	4,174

Attachmate Corp. 1500 Dexter Ave. North Seattle, WA 98109	Attachmate is a supplier of enterprise solutions that include systems and security management and host connectivity to corporations and government organizations and a network of distributors and resellers.	$5,398

Audio Visual Services Group, Inc. 111 West Ocean Boulevard Suite 1110 Long Beach, CA 90802	Audio Visual provides audio-visual equipment, staging services and related technology support for live events and meetings.	$9,425

BJ’s Wholesale Club, Inc. 25 Research Dr. Westborough, MA 01581	BJ’s Wholesale Club is an operator of membership warehouse clubs in the Eastern United States.	$2,739

Blackboard Inc. 650 Massachusetts Ave. NW, 6th Flr Washington, D.C. 20001	Blackboard is a provider of enterprise software applications and related services to the education industry.	$927

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Brand Energy & Infrastructure Services, Inc. 1325 Cobb International Drive Suite A-1 Kennesaw, GA 30152	Brand Energy and Infrastructure is the leading provider of specialized industrial services, which include work access and specialty services, to the North American energy infrastructure market.	$5,766

Brasa (Holdings) Inc. 14881 Quorum Dr. Suite 750 Dallas, TX 75254	Brasa (Holdings) operates a chain of restaurants across the United States and in Brazil.	$1,672

Camp International Holding Co. 999 Marconi Avenue Ronkonkoma, NY 11779	CAMP Systems International provides web-enabled aviation management products and services.	$1,017

Cannery Casino Resorts, LLC 2121 E. Craig Road North Las Vegas, NV 89030	Cannery Casino is a Las Vegas, NV based gaming business that develops and manages hotels and casinos across the country.	$3,922

CHG Healthcare Services Inc. 6440 South Millrock Drive Suite 175 Salt Lake City, UT 84121	The CHG family of companies is one of the largest providers of healthcare staffing in the country.	$5,672

Equipower Resources Holdings, LLC 100 Constitution Plaza, 10th Floor Hartford, CT 06103	EquiPower Resources engages in power generation and operates combined cycle gas turbine power plants across the United States.	$981

ILC Industries, LLC 105 Wilbur Place Bohemia, NY 11716	ILC Industries makes and sells microelectronic components used in data conversion and networking products by the defense, space and aerospace industries.	$3,770

John Henry Holdings, Inc. 5800 West Grand River Avenue Lansing, MI 48906	John Henry Holdings is a New York-based company that provides print and packaging products for the cosmetics, healthcare, horticulture, media and consumer markets.	$22,903

Kronos Inc. 297 Billerica Road Chelmsford, MA 01824	Kronos is a vendor of workforce management solutions, providing software and hardware solutions to automate employee-centric processes.	$6,093

LM U.S. Member LLC (Landmark Aviation) 1500 City West Boulevard Suite 600 Houston, TX 77042	Landmark Aviation is an aviation services company that offers a wide variety of services at MRO repair centers, fixed based operation networks in the United States, United Kingdom and France, and within its aircraft sales, charter and management business.	$6,032

NES Rentals Holdings, Inc. 1796 Sherwin Avenue Des Plaines, IL 60018	NES Rentals Holdings offers industrial and construction customers a range of aerial rental equipment.	$1,004

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

PRA International Inc. 4130 ParkLake Avenue Suite 400 Raleigh, NC 27612	PRA International is a global contract research organization that helps drug and biotechnology companies develop drug compounds, biologics and drug-delivery devices.	$24,751

Sensus U.S.A. Inc. 8601 Six Forks Road Suites 300 & 700 Raleigh, NC 27615	Sensus U.S.A manufactures meters, pressure regulators and wireless communications products that enable gas utilities to better manage, measure and control their operations.	$2,057

Sheridan Holdings, Inc. 1613 N. Harrison Parkway, Suite 200 Sunrise, FL 33323	Sheridan Holdings provides healthcare solutions to physicians, hospitals and outpatient centers.	$270

Smart and Final Inc. 600 Citadel Drive Commerce, CA 90040	Smart and Final operates 235 grocery stores, which are located in California, Nevada, Arizona, Idaho, Oregon and Washington	$9,314

Southern Pacific Resource Corp. 1700, 205 - 5 Avenue SW Calgary, AB T2P 2V7, Canada	Southern Pacific Resource is engaged in the acquisition and development of heavy oil and bitumen producing properties, with a focus on thermal extraction.	$5,034

TriZetto Group, Inc. 6061 S. Willow Dr. Suite 310 Greenwood Village, CO 80111	The TriZetto Group targets health plans, benefits administrators and other health care payers by providing software and IT services designed to simplify provider network, transaction and business process management.	$4,125

Venoco, Inc. 370 17th Street Suite 3900 Denver, CO 80202	Venoco is an independent energy company engaged in the acquisition, exploration and development of oil and gas properties.	$3,852

Vertafore, Inc. 11724 NE 195th St. Bothell, WA 98011	Vertafore is a provider of specialized software solutions and information for the insurance industry, delivering solutions to facilitate independent agent productivity and connectivity.	$831

WP CPP Holdings, LLC 4200 West Valley Boulevard Pomona, CA 91769	WP CPP Holdings manufactures engineered components and sub-assemblies for commercial aerospace, military and commercial and industrial markets.	$14,850

Senior Secured Bonds

Advanced Lighting Technologies, Inc. 32000 Aurora Rd Solon, OH 44139	Advanced Lighting Technologies is an innovator and manufacturer of energy efficient lighting materials and finished products.	$9,890

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Avaya Inc. 211 Mt. Airy Rd. Basking Ridge, NJ 07920	Avaya is a leading provider of telecommunications solutions, offering communication equipment and software which integrate voice and data services for customers, including large corporations, government agencies, and small businesses.	$6,853

Cenveo Corp. One Canterbury Green, 201 Broad Street Stamford, CT 06901	Cenveo is a diversified printing company in North America which offers products including commercial printing, envelope production, labels manufacturing, packaging and publisher offerings	$3,756

Clear Channel Communications, Inc. 200 E. Basse Rd. San Antonio, TX 78209	Clear Channel Communications is a global media and entertainment company specializing in mobile and on-demand entertainment and information services for local communities and premier opportunities for advertisers.	$1,697

Eastman Kodak Co. 343 State Street Rochester, NY 14650	Eastman Kodak provides digital photography and printing products and services.	$665

Edgen Murray Corp. 18444 Highland Road Baton Rouge, LA 70809	Edgen Murray Corporation operates as an industrial distributor of specialty steel products in the United States and Canada.	$1,986

JW Aluminum Co. 435 Old Mt. Holly Road Mt. Holly, SC 29445	JW Aluminum produces specialty flat-rolled aluminum products in the United States.	$4,908

Neff Rental LLC 3750 NW 87th Ave Suite 400 Miami, FL 33178	Neff Rental provides equipment rental services for construction companies, golf course developers, industrial plants, the oil industry, and governments.	$3,798

PH Holding LLC 39 East Eagle Ridge Suite 102 North Salt Lake, UT 84054	PH Holding provides home building services in Arizona, Nevada, Texas, Utah, and California.	$4,909

Prince Mineral Holdings Corp. 21 West 46th Street 14th Floor New York, NY 10036	Prince Mineral Holding is a processor and distributor of specialty minerals, raw materials and additives for industrial and agricultural applications.	$2,718

Sorenson Communication, Inc. 4192 Riverboat Road Suite 100 Salt Lake City, UT 84123	Sorenson Communications is a provider of IP-based video communication technology and services to the deaf and hard of hearing population in the United States.	$1,691

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Technicolor SA 1-5 rue Jeanne d’Arc 92130 Issy les Moulineaux – France	Technicolor provides video and audio production, post-production and distribution services to content creators, network service providers and broadcasters.	$812

Travelport LLC 300 Galleria Pkwy. Atlanta, GA 30339	Travelport connects travel agencies, websites and corporations with travel suppliers worldwide.	$3,856

Subordinated Debt

Alliant Holdings I, Inc. 1301 Dove Street Newport Beach, CA 92660	Alliant Holdings is an insurance broker that primarily serves commercial middle-market and government entities.	$4,000

Amkor Technologies Inc. 1900 South Price Road Chandler, AZ 85286	Amkor Technologies provides semiconductor assembly and test services to semiconductor companies and electronics OEMs.	$1,250

Antero Resources Finance Corp. 1625 17th Street Denver, CO 80202	Antero Resources is an independent oil and natural gas company engaged in the exploration, development and production of natural gas and oil properties.	$7,250

Aurora Diagnostics, LLC 11025 RCA Center Dr. Suite 300 Palm Beach Gardens, FL 33410	Aurora Diagnostics performs anatomical pathology services, studying organ samples and tissue biopsies to diagnose cancer and other diseases.	$7,045

Cablevision Systems Corp. 1111 Stewart Avenue Bethpage, NY 11714	Cablevision Systems owns and operates cable television systems and companies which provide regional news, programming and advertising sales services for the cable television industry, motion picture theatres and a newspaper publishing business.	$2,780

EPE Holdings / EP Energy BondCo 1001 Louisiana Street Houston, TX 77002	EP Energy provides oil and gas exploration. The company focuses on extraction, transmission, drilling, developing, and exploration of natural gas reserves in the United States, Brazil and Egypt.	$3,980

EPL Oil & Gas, Inc. 201 Saint Charles Avenue Suite 3400 New Orleans, LA 70170	EPL Oil & Gas is an independent oil and natural gas exploration and production company based in New Orleans, Louisiana and Houston, Texas.	$2,129

Era Group Inc. P.O. Box 6550 Lake Charles, LA 70606	Era Group offers helicopter-transport services to the offshore-energy industry internationally.	$7,128

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Gulfmark Offshore, Inc. 10111 Richmond Avenue Suite 340 Houston, TX 77042	GulfMark provides offshore marine services to oil-and-gas exploration-and-production companies.	$4,447

iStar Financial Inc. 1114 Avenue of the Americas New York, NY 10036	iStar Financial is a fully integrated finance and investment company focused on the commercial real estate industry.	$5,000

Kenan Advantage Group, Inc. 4366 Mount Pleasant Street NW North Canton, OH 44720	Kenan Advantage Group provides bulk transportation and logistics services. Kenan operates a fleet of tractors and tank trailers, and makes deliveries to all of the continental United States, Canada and Mexico.	$2,500

Kinetic Concepts, Inc. 8023 Vantage Dr. San Antonio, TX 78230-4726	Kinetic Concepts active healing solutions business makes vacuum-assisted wound care systems, which use Kinetic’s negative pressure technology to speed patient recovery from complex wounds.	$2,714

Legacy Reserves LP / Finance Corporation 303 West Wall Street Suite 1400 Midland, TX 79701	Legacy Reserves is an independent oil and gas limited partnership focused on the acquisition and development of oil and natural gas properties primarily located in the Permian Basin, Mid-Continent & Rocky Mountain regions.	$8,073

NES Rentals Holdings, Inc. 1796 Sherwin Avenue Des Plaines, IL 60018	NES Rentals Holdings offers industrial and construction customers a range of aerial rental equipment.	$7,150

Nuveen Investments, Inc. 333 W. Wacker Dr. Chicago, IL 60606	Nuveen is an investment manager that provides its services to individuals including high net worth individuals, corporations, endowments and foundations.	$15,000

Resolute Energy Corp. 1675 Broadway Suite 1950 Denver, CO 80202	Resolute Energy Corporation is an independent oil and gas company engaged in the exploration, exploitation and development of oil and gas properties.	$5,872

Rex Energy Corp. 476 Rolling Ridge Drive Suite 300 State College, PA 16801	Rex Energy is an independent oil and gas company operating in the Appalachian Basin and Illinois Basin, focusing on Marcellus Shale drilling projects and Utica Shale and Upper Devonian Shale exploration activities in the Appalachian Basin.	$14,895

SGS International Inc. 626 West Main Street Suite 500 Louisville, KY 40202	Southern Graphic Systems provides marketing and print media services to the international consumer products packaging market.	$1,000

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)

Sidewinder Drilling Inc. 952 Echo Lane Suite 460 Houston, TX 77024	Sidewinder is a land-drilling company controlled by Avista Capital Partners.	$2,000

Six Flags Inc. 924 Avenue J East Grand Prairie, TX 75050	Six Flags owns and operates regional theme, water and zoological parks.	$2,500

Collateralized Securities

AMMC 2012 CDO 11A Class Subord. American Money Management Corporation 301 East 4th Street Cincinnati, OH 45202	American Money Management Corp. is the asset manager of AMMC 2012 CDO 11A.	$5,032

Ares 2012 CLO 2A Class Subord. Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067	Ares CLO Management LLC is the asset manager of Ares 2012 CLO 2A.	$8,231

Octagon Credit Investors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Octagon Credit Investors LLC is the asset manager of Octagon 2012 CLO 1A.	$4,232

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held	Cost of Investment (in thousands)

Equity/Other

ERC Ireland Holdings Ltd 1 Heuston South Quarter St. John’s Road Dublin 8, Ireland	Eircom is Ireland’s leading fixed-line communications company, connecting callers and web users on the Emerald Isle.	Common Stock and Warrants	0.3%	$—

Kanders C3 Holdings 33 Kings Highway Orangeburg, NY 10962	DHS Technologies LLC is a global provider of quick erect/strike mobile infrastructure systems and accompanying support equipment for military, medical, government and civilian organizations around the world.	Common Stock	6.1%	$5,000

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FSIC II Advisor

Management Services and Responsibilities

FSIC II Advisor is registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, FSIC II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FSIC II Advisor has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, FSIC II Advisor may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. FSIC II Advisor is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.

Subject to the overall supervision of our board of directors, FSIC II Advisor oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FSIC II Advisor:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	determines what securities we will purchase, retain or sell;

•	identifies, evaluates, negotiates and structures the investments we make; and

•	executes, monitors and services the investments we make.

FSIC II Advisor will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. FSIC II Advisor’s services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, FSIC II Advisor performs certain administrative services under the investment advisory and administrative services agreement. See “Administrative Services.”

Advisory Fees

We pay FSIC II Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to FSIC II Advisor and any incentive fees it earns are ultimately borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2.0% of our average gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of FSIC II Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FSIC II Advisor shall determine. The base management fee for any partial month or quarter will be appropriately pro rated.

Incentive Fee

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.875% (7.5% annualized), subject to a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to FSIC II Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to FSIC II Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.875%;

•

100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) is payable to FSIC II Advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.34375%) as the “catch-up.” The “catch-up” provision is intended to provide FSIC II Advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.34375% in any calendar quarter; and

•

20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized) is payable to FSIC II Advisor once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to FSIC II Advisor).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

These calculations will be appropriately pro rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the applicable calendar quarter.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (base management fee + other expenses)) = 0.55%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.775%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (base management fee + other expenses)) = 2.075%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

= 100% x (2.075% – 1.875%)
= 0.2%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (base management fee + other expenses)) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income – 2.34375%))

Catch up	= 2.34375% – 1.875%
= 0.46875%

Subordinated incentive fee on income = (100% × 0.46875%) + (20.0% × (2.8% – 2.34375%))

= 0.46875% + (20% × 0.45625%)
= 0.46875% + 0.09125%

= 0.56%

Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.

(1)	Represents 7.5% annualized hurdle rate.

(2)	Represents 2.0% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide FSIC II Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.34375% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains

Scenario 1

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The incentive fee on capital gains would be:

Year 1: None

Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None à $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

Year 4: Incentive fee on capital gains of $200,000 à $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2)

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $35 million

Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million incentive fee on capital gains à 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million incentive fee on capital gains à $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2

Year 4: None

Year 5: None à $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3

*	The returns shown are for illustrative purposes only. No incentive fee is payable to FSIC II Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses include the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing facilities and other expenses necessary for our operations. Our investment advisory fee compensates FSIC II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSIC II Advisor is responsible for compensating GDFM for its services pursuant to the sub-advisory agreement. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organization expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

•	the cost of calculating our net asset value, including the cost of any third-party pricing or valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	investment advisory fees;

•

fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	interest payments on our debt or related obligations;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees;

•	federal, state and local taxes;

•	fees and expenses of directors not also serving in an executive officer capacity for us or FSIC II Advisor;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits and outside legal costs;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws including compliance with the Sarbanes-Oxley Act;

•	brokerage commissions for the purchase and sale of our investments;

•	costs associated with our chief compliance officer; and

•

all other expenses incurred by FSIC II Advisor, GDFM or us in connection with administering our business, including expenses incurred by FSIC II Advisor or GDFM in performing administrative services for us and administrative personnel paid by FSIC II Advisor, to the extent they are not controlling persons of FSIC II Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of FSIC II Advisor for Administrative Services

We reimburse FSIC II Advisor for expenses necessary to perform services related to our administration and operation. The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC II Advisor.

Duration and Termination

The investment advisory and administrative services agreement became effective on June 18, 2012, the date that we satisfied our minimum offering requirement. Unless earlier terminated as described below, the investment advisory and administrative services agreement remains in effect until June 2014 and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to FSIC II Advisor. If FSIC II Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give us a minimum of 120 days notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. We may terminate FSIC II Advisor’s interest in our revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of such interest, determined by agreement between us and FSIC II Advisor. If we cannot agree on such amount, it will be determined in accordance with the then current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to FSIC II Advisor must be fair and must protect our solvency and liquidity.

Without the vote of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may we engage in a merger or other reorganization with FSIC II Advisor. In addition, should we or FSIC II Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates. FSIC II Advisor may not terminate the investment sub-advisory agreement with GDFM without prior approval from our board of directors.

Prohibited Activities

Our charter prohibits the following activities between us and FSIC II Advisor and its affiliates:

•

We may not purchase or lease assets in which FSIC II Advisor or its affiliates has an interest unless we disclose the terms of the transaction to our stockholders and the terms do not exceed the lesser of cost or fair market value, as determined by an independent expert;

•	FSIC II Advisor and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;

•	We may not lease assets to FSIC II Advisor or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

•	We may not make any loans to FSIC II Advisor or its affiliates except for the advancement of funds as permitted by our charter;

•	We may not acquire assets in exchange for our stock;

•

We may not pay a commission or fee, either directly or indirectly to FSIC II Advisor or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	FSIC II Advisor and its affiliates may not charge duplicate fees to us; and

•

FSIC II Advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, FSIC II Advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. FSIC II Advisor also may not receive a prepayment charge or penalty in connection with any such financing.

In addition, the investment advisory and administrative services agreement prohibits FSIC II Advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FSIC II Advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. FSIC II Advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

The investment advisory and administrative services agreement provides that FSIC II Advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent are not entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC II Advisor or such other person, nor will FSIC II Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC II Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC II Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC II Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. We maintain a joint liability insurance policy with our affiliates, including FSIC II Advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we and our affiliates would pay had we purchased our policies separately and the asset base of each such entity. The independent directors of our board of directors must review and approve our allocation on an annual basis. As a result, FSIC II Advisor bears the cost of its own liability insurance.

Organization of FSIC II Advisor

FSIC II Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FSIC II Advisor is FSIC II Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Overview of GDFM

GDFM acts as our sub-adviser pursuant to an investment sub-advisory agreement with FSIC II Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

Under the terms of the sub-advisory agreement, GDFM assists FSIC II Advisor in managing our portfolio in accordance with our stated investment objectives and policies. This assistance includes making investment recommendations, monitoring and servicing our investments, performing due diligence on prospective portfolio companies and providing research and other investment advisory services for us. However, all investment decisions are ultimately the responsibility of FSIC II Advisor’s investment committee.

The sub-advisory agreement provides that GDFM will receive 50% of all fees payable to FSIC II Advisor under the investment advisory and administrative services agreement with respect to each year.

The sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by GDFM or, if our board of directors or the holders of a majority of our outstanding voting securities determine that it should be terminated, by FSIC II Advisor.

Board Approval of the Investment Advisory and Sub-Advisory Agreements

Our investment advisory and administrative services agreement and investment sub-advisory agreement were approved by our board of directors in February 2012 and became effective upon our satisfaction of the minimum offering requirement in June 2012. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to ours, (iii) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements.

ADMINISTRATIVE SERVICES

FSIC II Advisor is reimbursed for administrative expenses it incurs on our behalf overseeing our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC II Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC II Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

For providing these services, facilities and personnel, we reimburse FSIC II Advisor for administrative expenses it incurs in performing its obligations. The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to us based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. Our board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC II Advisor.

For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see “Investment Advisory and Administrative Services Agreement—Indemnification.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory and administrative services agreement with FSIC II Advisor. Pursuant to the investment advisory and administrative services agreement, we pay FSIC II Advisor a base management fee and an incentive fee. See “Investment Advisory and Administrative Services Agreement” for a description of how the fees payable to FSIC II Advisor are determined.

Our executive officers, certain of our directors and certain debt finance professionals of Franklin Square Holdings who perform services for us on behalf of FSIC II Advisor are also officers, trustees, managers, and/or key professionals of Franklin Square Holdings, the dealer manager and other Franklin Square Holdings entities, including FS Investment Corporation and FS Energy and Power Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Franklin Square Holdings may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. In addition, Franklin Square Holdings may grant equity interests in FSIC II Advisor to certain management personnel performing services for FSIC II Advisor.

Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours will be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

Allocation of FSIC II Advisor’s Time

We rely on FSIC II Advisor to manage our day-to-day activities and to implement our investment strategy. FSIC II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSIC II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC and FS Energy and Power Fund. FSIC II Advisor and its employees will devote only as much of its or their time to our business as FSIC II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FSIC II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, we believe that the members of FSIC II Advisor’s senior management and the other key debt finance professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Franklin Square Holdings-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the adviser providing services to multiple programs. For example, FSIC II Advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of GDFM’s Time

We rely, in part, on GDFM to assist in identifying investment opportunities and making investment recommendations to FSIC II Advisor. GDFM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GDFM and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. Also, in connection with such business activities, GDFM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time and effort of the members of GDFM, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the assets of other advisees of GDFM and its affiliates. For example, GDFM also serves as the investment sub-adviser to FS Investment Corporation and GSO, the parent of GDFM, serves as investment sub-adviser to FS Energy and Power Fund.

Competition and Allocation of Investment Opportunities

Concurrent with our continuous offering, employees of FSIC II Advisor are simultaneously providing investment advisory services to other affiliated entities, including FB Income Advisor, LLC, which serves as the investment adviser to FS Investment Corporation, and FS Investment Advisor, LLC, which serves as the investment adviser to FS Energy and Power Fund. FS Investment Corporation is a publicly-registered BDC that invests primarily in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. FS Energy and Power Fund is a publicly-registered BDC that invests primarily in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. In addition, GDFM and its affiliates manage several other investment vehicles.

FSIC II Advisor may determine it appropriate for us and one or more other investment accounts managed by FSIC II Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment accounts managed by FSIC II Advisor, GDFM or their respective affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating accounts.

To mitigate these conflicts, FSIC II Advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include: the source of origination of the investment opportunity; investment objectives and strategies; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

As FSIC II Advisor’s senior management team consists of the same management team that runs FB Income Advisor, LLC, the investment adviser of FS Investment Corporation, and FS Investment Advisor, LLC, which serves as the investment adviser to FS Energy and Power Fund, it is possible that some investment opportunities will be provided to FS Investment Corporation or FS Energy and Power Fund rather than us.

Affiliated Dealer Manager

The dealer manager is an affiliate of FSIC II Advisor and also serves as the dealer manager in connection with the continuous public offering of shares by FS Energy and Power Fund and served as the dealer manager in connection with the continuous public offering of shares by FS Investment Corporation, which closed to new investors in May 2012. These relationships may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with FSIC II Advisor, no independent review of us will be made in connection with the distribution of our shares in this offering. In addition, the dealer manager is entitled to compensation in connection with this offering. See “Plan of Distribution—Compensation of Dealer Manager and Selected Broker-Dealers.”

Expense Support and Conditional Reimbursement Agreement

Pursuant to the expense reimbursement agreement entered into on May 10, 2012, Franklin Square Holdings has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may also be deemed to constitute a return of capital for tax purposes to the extent that we may use such dividends or other distribution proceeds to fund our distributions to stockholders. Under those circumstances, Franklin Square Holdings will not reimburse us for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our stockholders in each quarter, less the sum of our net investment income for tax purposes, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

Pursuant to the expense reimbursement agreement, we will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders.

We or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory and administrative services agreement with FSIC II Advisor, we will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

Investments

As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by FSIC II Advisor, GDFM or any of their respective affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with FSIC II Advisor, GDFM or one or more of their respective affiliates. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance. As a result, we could be limited in our ability to invest in certain portfolio companies in which GDFM or any of its affiliates and in which affiliates of FSIC II Advisor, including FS Investment Corporation and FS Energy and Power, are investing or are invested.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Capital Contribution by FSIC II Advisor and GDFM

In December 2011, pursuant to a private placement, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200,000 for 22,222 shares of common stock at $9.00 per share, which price represents the public offering price of $10.00 per share, excluding selling commissions and dealer manager fees. Also, in May 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, approximately 222,222 additional shares of common stock at $9.00 per share. The principals will not tender these shares for repurchase as long as FSIC II Advisor remains our investment adviser. In connection with the same private placement, other individuals and entities affiliated with FSIC II Advisor and members of our board of directors agreed to purchase approximately 1,247,267 shares, and individuals and entities affiliated with GDFM agreed to purchase approximately 574,444 shares, in each case at a price of $9.00 per share. In connection with the private placement, we issued an aggregate of approximately 2,043,933 shares of common stock for aggregate proceeds of approximately $18.4 million upon the satisfaction of the minimum offering requirement. As of April 15, 2013, we have sold a total of 2,478,323 shares of common stock for aggregate proceeds of approximately $22.4 million to members of our board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares sold in the private placement.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of April 15, 2013, no person was deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of April 15, 2013, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each member of our board of directors and each executive officer; and

•	all of the members of our board of directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 15, 2013.

	Shares Beneficially Owned as of April 15, 2013
Name(1)	Number of Shares	Percentage(2)

Interested Directors:

Michael C. Forman(3)	130,004.73	*
David J. Adelman(4)	123,284.40	*
Michael J. Heller	27,226.19	*

Independent Directors:

Barbara Adams(5)	2,777.00	*
Robert E. Keith, Jr.	12,000.00	*
Paul Mendelson	10,633.69	*
John E. Stuart	50,000.00	*
Scott J. Tarte	31,901.06	*

Executive Officers:

Salvatore Faia	—	—
William Goebel	2,363.04	*
Zachary Klehr	5,908.08	*
Gerald F. Stahlecker(6)	7,000.00	*
Stephen S. Sypherd	3,545.27	*

All officers and directors as a group (13 persons)	406,643.46	*

*	Less than 1%
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.
(2)	Based on a total of 101,782,877 shares of common stock issued and outstanding on April 15, 2013.
(3)	Includes 118,152.07 shares held through The 2011 Forman Investment Trust, a trust created by Mr. Forman for the benefit of his minor children.
(4)	Includes 112,173.29 shares held through Sylvia Associates, L.P., a limited partnership controlled by Mr. Adelman.
(5)	All shares held in an Individual Retirement Account.
(6)	All shares held in a joint account with spouse.

The following table sets forth, as of April 15, 2013, the dollar range of our equity securities that are beneficially owned by each member of our board of directors, based on the public offering price of $10.40 as of such date.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:

Michael C. Forman	Over $	100,000
David J. Adelman	Over $	100,000
Michael J. Heller	Over $	100,000

Independent Directors:

Barbara Adams		$10,001-$50,000
Robert E. Keith, Jr.		Over $100,000
Paul Mendelson		Over $100,000
John E. Stuart		Over $100,000
Scott J. Tarte		Over $100,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned by our directors is based on the public offering price of $10.40 per share as of April 15, 2013.
(3)	The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. Following commencement of our operations, we declared our first distribution on June 20, 2012. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Any distributions of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan, you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the semi-monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 90% of the price that shares are sold in our offering at the semi-monthly closing immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distributions in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of common stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 90% of the price at which shares are sold in the offering at the closing immediately following the distribution payment date.

There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We pay the plan administrator’s fees under the plan.

If you receive your ordinary cash distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would have had if you elected to receive distributions in cash. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

All correspondence concerning the plan should be directed to the plan administrator by mail at FSIC II Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

We have filed the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not intended to be complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the foreseeable future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of April 15, 2013:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	450,000,000	—	101,782,877

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our shares of common stock are not subject to any mandatory redemption rights by us. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The issuance of any preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance of preferred stock and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advancement of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision, which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter and bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) FSIC II Advisor of any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter prohibits us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, FSIC II Advisor and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is FSIC II Advisor, any of its affiliates, or any officer of the Company, FSIC II Advisor or an affiliate of FSIC II Advisor, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, FSIC II Advisor or an affiliate of FSIC II Advisor); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The investment advisory and administrative services agreement provides that FSIC II Advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC II Advisor or such other person, nor will FSIC II Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC II Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC II Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC II Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

FSIC II Advisor has entered into a sub-advisory agreement with GDFM. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GDFM is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the sub-advisory agreement provides that GDFM will indemnify us and FSIC II Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys’ fees, which we, FSIC II Advisor, or any respective affiliates may sustain as a result of GDFM’s willful misconduct, bad faith, gross negligence, reckless disregard of its duties thereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by our board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our charter and bylaws provide that the number of directors generally may not be less than three or more than twelve. Except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our charter as permitted by Maryland law, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under the mandatory provisions of the MGCL, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

Our board of directors consists of eight members, five of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits the consent in lieu of a meeting to be less than unanimous, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by our board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by our board of directors or (c) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires stockholder approval, including our dissolution, a merger or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our charter and bylaws provide that our board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that approval by a majority of our stockholders is needed for the following actions:

•	amendment of the investment advisory and administrative services agreement; and

•	removal of FSIC II Advisor and election of a new investment adviser.

Without the approval of a majority of our stockholders, FSIC II Advisor may not:

•	amend the investment advisory and administrative services agreement except for amendments that would not adversely affect the interests of our stockholders;

•	voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	appoint a new investment adviser;

•	sell all or substantially all of our assets; and

•	approve a merger or any other reorganization of FS Investment Corporation II.

No Appraisal Rights

In certain extraordinary transactions, the MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our charter provides that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions—Appraisal and Compensation.”

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if our board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if our board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, our board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

•

provide that all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on our board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorpII.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•

a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect, effective prior to the commencement of our operations, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a RIC

If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 of that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly-traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the stockholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

Recent legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Stockholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

In addition, with respect to certain distributions made by RICs to Non-U.S. stockholders in taxable years beginning before January 1, 2014, no withholding is required and the distributions generally are not subject to federal income tax if (i) the distributions are properly designated in a notice timely delivered to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years of RICs beginning on or after January 1, 2014. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States, or such Non-U.S. stockholder in the United States or (ii) in the case of an individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Effective January 1, 2014, we will be required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Stockholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

Non-U.S. stockholders may also be subject to U.S. estate tax with respect to their investment in our common stock.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income. Subject to certain additional limitations in the Code, such distributions would be eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of our directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. See “Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with FSIC II Advisor or GDFM in transactions originated by FSIC II Advisor or GDFM or their respective affiliates unless we obtain an exemptive order from the SEC or co-invest alongside FSIC II Advisor or GDFM or their respective affiliates in accordance with existing regulatory guidance and the allocation policies of FSIC II Advisor, GDFM and their respective affiliates, as applicable. However, we are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with FSIC II Advisor and its affiliates, including FS Investment Corporation and FS Energy and Power Fund. However, there can be no assurance that we will obtain such exemptive relief. In addition, because we are not seeking exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance. Prior to obtaining exemptive relief, we also intend to co-invest alongside FSIC II Advisor and its affiliates in accordance with existing regulatory guidance. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;

ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

For purposes of Section 55(a) under the 1940 Act, we will treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FSIC II Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors—Risks Related to Debt Financing” and “Risk Factors—Risks Related to Business Development Companies.”

For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Del River under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

We and FSIC II Advisor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. These codes of ethics are attached as exhibits to the registration statement of which this prospectus is a part. You may also read and copy these codes of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, our code of ethics is available on our website at www.fsinvestmentcorpII.com and on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

You may also obtain a copy of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

Compliance Policies and Procedures

We and FSIC II Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of FSIC II Advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to FSIC II Advisor. The proxy voting policies and procedures of FSIC II Advisor are set forth below. The guidelines are reviewed periodically by FSIC II Advisor and our non-interested directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, FSIC II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of FSIC II Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

FSIC II Advisor will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although FSIC II Advisor will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of FSIC II Advisor are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FSIC II Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

You may obtain information, without charge, regarding how FSIC II Advisor voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104 or by calling us collect at (215) 495-1150.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•

pursuant to Rule 13a-15 of the Exchange Act, beginning with our fiscal year ending December 31, 2013, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act, and will engage our independent registered public accounting firm to audit our internal control over financial reporting.

PLAN OF DISTRIBUTION

General

This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 of our shares. Additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. In June 2012, we raised in excess of $2.5 million from purchasers not affiliated with us or FSIC II Advisor, which satisfied the minimum offering requirement and allowed the initial offering proceeds to be released from an escrow account in order for us to commence operations.

The dates on which we will accept subscriptions will be the first business day of each month and the first business day following the 15th day of each month. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first of two semi-monthly closings. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first of two semi-monthly closings for the sale of shares in this offering.

We are offering our shares on a continuous basis at a current offering price of $10.45 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsinvestmentcorpII.com. Prior to September 17, 2012, we sold shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.05	September 17, 2012
$10.10	October 16, 2012
$10.20	December 17, 2012
$10.25	January 2, 2013
$10.30	January 16, 2013
$10.35	February 1, 2013
$10.40	March 18, 2013
$10.45	April 16, 2013

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount and pay such amount at the time of subscription. You should make your check payable to “FS Investment Corporation II.” Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

About the Dealer Manager

The dealer manager is FS2 Capital Partners, LLC. The dealer manager was formed in 2007. The dealer manager registered as a broker-dealer with the SEC and FINRA in December 2007. The dealer manager is an affiliate of FSIC II Advisor and serves as the dealer manager in connection with the continuous public offering of shares by FS Energy and Power Fund and served as the dealer manager in connection with the continuous public offering of shares by FS Investment Corporation, which closed to new investors in May 2012. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the shares of common stock offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and our adviser, see “Certain Relationships and Related Party Transactions.”

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, the dealer manager receives selling commissions of 7.0% of the gross proceeds of shares sold in this offering. The dealer manager also receives a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares, except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares of common stock.

The dealer manager authorizes other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The dealer manager may re-allow all of its selling commissions attributable to a selected broker-dealer.

The dealer manager, in its sole discretion, may re-allow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing our offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the 3.0% dealer manager fee will be 1.5% of the gross proceeds from shares sold in this offering.

In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses supported by detailed itemized invoices. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses, which are included as part of the reimbursement of organization and offering expenses in an amount up to 1.5% of the gross offering proceeds.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation from whatever source payable to members of FINRA participating in our offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of shares through our distribution reinvestment program). In addition, although our charter permits us to pay reasonable fees and expenses in connection with our continuous public offering, including selling commissions and dealer manager fees, in an amount not to exceed 18% of gross offering proceeds, we have further limited such fees pursuant to the investment advisory and administrative services agreement to 11.5% of gross offering proceeds.

We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

Our executive officers and directors and their immediate family members, as well as officers and employees of FSIC II Advisor and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, including but not limited to sales for which a volume discount applies, sales to certain institutional investors, sales to employees of selected broker-dealers, sales made by certain selected dealers at the discretion of the dealer manager, sales made to investors whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement, unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, sales through banks acting as trustees or fiduciaries and sales to our affiliates. We may also make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record and, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. FSIC II Advisor and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares:

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$ 5,000 – $ 500,000	$10.45	7.0%
$ 500,001 – $ 750,000	$10.35	6.0%
$ 750,001 – $1,000,000	$10.24	5.0%
$1,000,001 – $2,500,000	$10.14	4.0%
$2,500,001 – $5,000,000	$10.03	3.0%
$5,000,001 and up	$9.93	2.0%

(1)	Assumes a $10.45 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $10.45, a purchase of $1.25 million would result in a weighted average purchase price of $10.32 per share as shown below:

•	$500,000 at $10.45 per share (total: 47,846.89 shares) and a 7.0% commission;

•	$250,000 at $10.35 per share (total: 24,165.10 shares) and a 6.0% commission;

•	$250,000 at $10.24 per share (total: 24,411.68 shares) and a 5.0% commission; and

•	$250,000 at $10.14 per share (total: 24,663.35 shares) and a 4.0% commission.

To qualify for a volume discount as a result of multiple purchases of our shares you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only shares purchased in our continuous public offering are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount, nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

Other Discounts

The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

Transfer on Death Designation

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in the offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;

•	cover letters transmitting this prospectus;

•	brochures containing a summary description of this offering;

•	fact sheets describing the general nature of FS Investment Corporation II and our investment objectives;

•	asset flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by FSIC II Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of common stock under the registration statement of which this prospectus is a part.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC II Advisor and GDFM and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

Alabama—In addition to the suitability standards above, investors must have a liquid net worth of at least 10 times their investment in us and other similar programs.

Idaho—In addition to the suitability standards above, the state of Idaho requires that each Idaho investor not invest, in the aggregate, more than 10% of his or her liquid net worth in shares of our common stock and in our affiliates. Liquid net worth is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa—An Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas—The Office of the Kansas Securities Commissioner recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky—Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Maine—The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other similar investments. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Michigan—It is recommended by the Michigan Securities Division that Michigan citizens not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year.

Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor will limit his or her investment in our shares of common stock to a maximum of 10% of his or her net worth.

New Mexico—New Mexico investors must limit their investment in shares of our common stock and other non-traded BDCs to a maximum of 10% of their liquid net worth. Liquid net worth is that portion of an investor’s total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth of at least ten times their investment in us and our affiliates.

Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of our common stock, in our affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor limit his or her investment in shares of our common stock to a maximum of 10% of his or her net worth (excluding home, home furnishings and automobiles).

Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in shares of our common stock to a maximum of 10% of his or her net worth.

Tennessee—Investors who reside in the state of Tennessee must have either (i) a liquid net worth of $85,000 and minimum annual gross income of $85,000 or (ii) a minimum liquid net worth of $350,000. In addition, a Tennessee investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objectives and the relative illiquidity of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. Franklin Square Holdings, through its affiliate, FS2 Capital Partners, LLC, the dealer manager in connection with the sale of shares registered in this offering, and the selected broker-dealers selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each prospective stockholder based on information provided by the prospective stockholder in the subscription agreement regarding the prospective stockholder’s financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a prospective stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our stockholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly-traded company. We refer to these scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Our sponsor, Franklin Square Holdings, has also sponsored the continuous public offerings of its two affiliated BDCs, FS Energy and Power Fund, which is currently in its offering stage, and FS Investment Corporation, which closed its offering to new investors in May 2012 but has not yet completed a liquidity event. FS Energy and Power Fund intends to seek to complete a liquidity event for its shareholders within five years following the completion of its offering stage. FS Investment Corporation intends to seek to complete a liquidity event for its stockholders within the next twelve months or at such earlier time as its board of directors may determine, taking into consideration market conditions and other factors.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our shares of common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in August 2012 and the repurchase occurred in connection with our October 1, 2012 semi-monthly closing. The following table reflects certain information regarding the tender offers that we have conducted to date:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 30, 2012	October 1, 2012	24,877	100%	$9.045	$225
December 31, 2012(1)	January 2, 2013	—	—	$9.225	—
March 31, 2013	April 1, 2013	76,086	100%	$9.360	$712

(1)	No shares were tendered for repurchase in connection with the quarterly tender offer.

Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the MGCL, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

The board of directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, beginning with the calendar quarter ending March 31, 2013, we will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares at a price equal to 90% of the offering price in effect on each date of repurchase.

If you wish to tender your shares to be repurchased you must either tender at least 25% of the shares you have purchased or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of shares of common stock of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

Our board of directors will require that we repurchase shares or portions of shares from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

In the event that FSIC II Advisor or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contributions of the principals, Messrs. Forman and Adelman. The principals have agreed not to tender their shares for repurchase as long as FSIC II Advisor remains our investment adviser.

We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is: One Lincoln Street, Boston, Massachusetts 02111. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers in the normal course of our business infrequently. Subject to policies established by our board of directors, FSIC II Advisor is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. FSIC II Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While FSIC II Advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FSIC II Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if FSIC II Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania, and certain matters with respect to Maryland law have been passed upon by Miles & Stockbridge P.C., Baltimore, Maryland.

EXPERTS

McGladrey LLP (formerly McGladrey & Pullen, LLP), an independent registered public accounting firm located at 751 Arbor Way, Suite 200, Blue Bell, PA 19422, has audited our financial statements as of December 31, 2012 and 2011.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the MGCL, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, as part of our books and records and will be available for inspection by any stockholder at our office. We intend to update the stockholder list at least quarterly to reflect changes in the information contained therein. In addition to the foregoing, Rule 14a-7 under the Exchange Act, provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or any other information for any commercial purpose of not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of FS Investment Corporation II and its affiliated companies. This notice supersedes any other privacy notice you may have received from FS Investment Corporation II.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of FSIC II Advisor. It is our policy that only authorized employees of FSIC II Advisor who need to know your personal information will have access to it.

•

Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•

Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-2
Consolidated Statements of Operations for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-3
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-4
Consolidated Statements of Cash Flows for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-5
Consolidated Schedule of Investments as of December 31, 2012	F-6
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

FS Investment Corporation II

Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of FS Investment Corporation II (the “Company”) as of December 31, 2012 and 2011, including the consolidated schedule of investments as of December 31, 2012, and the related consolidated statements of operations, changes in net assets and cash flows for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012 by correspondence with the custodians and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FS Investment Corporation II as of December 31, 2012 and 2011 and the results of their operations and their cash flows for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011 in conformity with U.S. generally accepted accounting principles.

As explained in Note 7, the consolidated financial statements include investments valued at approximately $488,642,000 (92.6% of net assets) as of December 31, 2012, whose fair values have been determined by the Company in the absence of readily ascertainable fair values.

/s/ McGladrey LLP

Blue Bell, Pennsylvania

March 26, 2013

FS Investment Corporation II

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2012	2011
Assets
Investments, at fair value (amortized cost—$480,606 and $0, respectively)	$488,642	$—
Cash	107,157	200
Due from counterparty	97,441	—
Receivable for investments sold and repaid	3,538	—
Interest receivable	4,131	—
Receivable for common stock purchased	482	—
Deferred financing costs	162	—
Reimbursement due from sponsor(1)	1,635	—
Receivable due on total return swap(2)	396	—
Unrealized appreciation on total return swap(2)	5,641	—
Prepaid expenses and other assets	100	—

Total assets	$709,325	$200

Liabilities
Payable for investments purchased	$53,636	$—
Repurchase agreement payable(3)	117,500	—
Stockholder distributions payable	3,344	—
Management fees payable	2,467	—
Accrued capital gains incentive fee(4)	3,548	—
Administrative services expense payable	181	—
Interest payable	274	—
Other accrued expenses and liabilities	648	—

Total liabilities	181,598	—

Stockholders’ equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value, 450,000,000 shares authorized, 57,612,806 and 22,222 shares issued and outstanding, respectively	58	—
Capital in excess of par value	517,604	220
Accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency	—	—
Accumulated distributions in excess of net investment income(5)	(3,482)	(20)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	13,547	—

Total stockholders’ equity	527,727	200

Total liabilities and stockholders’ equity	$709,325	$200

Net asset value per share of common stock at year end	$9.16	$9.00

(1)	See Note 4 for a discussion of reimbursements paid to the Company by its investment adviser and affiliates.

(2)	See Note 8 for a discussion of the Company’s total return swap agreement.

(3)	See Note 10 for a discussion of the Company’s repurchase transaction.

(4)	See Note 2 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fee.

(5)	See Note 5 for a discussion of the source of distributions paid by the Company.

See notes to consolidated financial statements.

FS Investment Corporation II

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31, 2012	Period from July 13, 2011 (Inception) to December 31, 2011

Investment income
Interest income	$8,539	$—
Fee income	945	—

Total investment income	9,484	—

Operating expenses
Management fees	3,315	—
Capital gains incentive fees(1)	3,548	—
Administrative services expenses	396	—
Stock transfer agent fees	540	—
Accounting and administrative fees	85	—
Interest expense	291	—
Organization costs	205	20
Other general and administrative expenses	777	—

Total operating expenses	9,157	20
Less: Expense reimbursement from sponsor(2)	(2,482)	—

Net expenses	6,675	20

Net investment income (loss)	2,809	(20)

Realized and unrealized gain/loss
Net realized gain (loss) on investments	2,625	—
Net realized gain (loss) on total return swap(3)	1,566	—
Net realized gain (loss) on foreign currency	(142)	—
Net change in unrealized appreciation (depreciation) on investments	8,036	—
Net change in unrealized appreciation (depreciation) on total return swap(3)	5,641	—
Net change in unrealized gain (loss) on foreign currency	(130)	—

Total net realized and unrealized gain/loss on investments	17,596	—

Net increase (decrease) in net assets resulting from operations	$20,405	$(20)

Per share information—basic and diluted(4)
Net increase (decrease) in net assets resulting from operations	$0.85	$(0.90)

Weighted average shares outstanding	24,067,734	22,222

(1)	See Note 2 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fee.

(2)	See Note 4 for a discussion of reimbursements paid to the Company by its investment adviser and affiliates.

(3)	See Note 8 for a discussion of the Company’s total return swap agreement.

(4)	The weighted average shares used in the per share computation of the net increase (decrease) in net assets resulting from operations is based on the weighted average shares outstanding during the period from June 18, 2012 (commencement of operations) through December 31, 2012.

See notes to consolidated financial statements.

FS Investment Corporation II

Consolidated Statements of Changes in Net Assets

(in thousands)

	Year Ended December 31, 2012	Period from July 13, 2011 (Inception) to December 31, 2011

Operations
Net investment income (loss)	$2,809	$(20)
Net realized gain (loss) on investments, total return swap and foreign currency(1)	4,049	—
Net change in unrealized appreciation (depreciation) on investments	8,036	—
Net change in unrealized appreciation (depreciation) on total return swap(1)	5,641	—
Net change in unrealized gain (loss) on foreign currency	(130)	—

Net increase (decrease) in net assets resulting from operations	20,405	(20)

Stockholder distributions(2)
Distributions from net investment income	(7,334)	—
Distributions from net realized gain on investments	(2,986)	—

Net decrease in net assets resulting from stockholder distributions	(10,320)	—

Capital share transactions
Issuance of common stock	518,754	200
Reinvestment of stockholder distributions	3,608	—
Repurchases of common stock	(225)	—
Offering costs	(3,882)	(793)
Reimbursement of investment adviser(3)	(3,202)	—
Capital contributions of investment adviser	2,389	813

Net increase in net assets resulting from capital share transactions	517,442	220

Total increase in net assets	527,527	200
Net assets at beginning of period	200	—

Net assets at end of period	$527,727	$200

(1)	See Note 8 for a discussion of the Company’s total return swap agreement.

(2)	See Note 5 for a discussion of the source of distributions paid by the Company.

(3)	See Note 4 for a discussion of reimbursements paid by the Company to its investment adviser and affiliates.

See notes to consolidated financial statements.

FS Investment Corporation II

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2012	Period from July 13, 2011 (Inception) to December 31, 2011

Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$20,405	$(20)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(681,503)	—
Proceeds from sales and repayments of investments	204,248	—
Net realized (gain) loss on investments	(2,625)	—
Net change in unrealized (appreciation) depreciation on investments	(8,036)	—
Net change in unrealized (appreciation) depreciation on total return swap(1)	(5,641)	—
Accretion of discount	(726)	—
Amortization of deferred financing costs	17	—
(Increase) decrease in due from counterparty	(97,441)	—
(Increase) decrease in receivable for investments sold and repaid	(3,538)	—
(Increase) decrease in interest receivable	(4,131)	—
(Increase) decrease in reimbursement due from sponsor(2)	(1,635)	—
(Increase) decrease in receivable due on total return swap(1)	(396)	—
(Increase) decrease in prepaid expenses and other assets	(100)	—
Increase (decrease) in payable for investments purchased	53,636	—
Increase (decrease) in management fees payable	2,467	—
Increase (decrease) in accrued capital gains incentive fee	3,548	—
Increase (decrease) in administrative services expense payable	181	—
Increase (decrease) in interest payable	274	—
Increase (decrease) in other accrued expenses and liabilities	648	—

Net cash used in operating activities	(520,348)	(20)

Cash flows from financing activities
Issuance of common stock	518,272	200
Reinvestment of stockholder distributions	3,608	—
Repurchases of common stock	(225)	—
Offering costs	(3,882)	(793)
Capital contributions of investment adviser	2,389	813
Reimbursement of investment adviser(3)	(3,202)	—
Stockholder distributions	(6,976)	—
Borrowings under repurchase agreement(4)	117,500	—
Deferred financing costs paid	(179)	—

Net cash provided by financing activities	627,305	220

Total increase (decrease) in cash	106,957	200
Cash at beginning of period	200	—

Cash at end of period	$107,157	$200

(1)	See Note 8 for a discussion of the Company’s total return swap agreement.

(2)	See Note 4 for a discussion of reimbursements paid to the Company by its investment adviser and affiliates.

(3)	See Note 4 for a discussion of reimbursements paid by the Company to its investment adviser and affiliates.

(4)	See Note 10 for a discussion of the Company’s repurchase transaction. During the year ended December 31, 2012, the Company paid $0 in interest expense pursuant to the repurchase agreement.

See notes to consolidated financial statements.

FS Investment Corporation II

Consolidated Schedule of Investments

As of December 31, 2012

(in thousands, except share amounts)

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Senior Secured Loans—First Lien—30.3%
ADS Waste Holdings, Inc., L+400, 1.3% LIBOR Floor, 9/11/19(d)	Commercial & Professional Services	$1,317	$1,304	$1,335
Airvana Network Solutions Inc., L+800, 2.0% LIBOR Floor, 3/25/15	Telecommunication Services	1,304	1,306	1,310
AlixPartners, LLP, L+525, 1.3% LIBOR Floor, 6/28/19(d)	Diversified Financials	995	988	1,009
Alon USA Energy, Inc., L+800, 1.3% LIBOR Floor, 11/13/18(d)(f)(g)	Energy	4,167	3,958	4,201
Avaya Inc., L+450, 10/26/17(d)	Technology Hardware & Equipment	3,391	3,041	3,001
Boomerang Tube, LLC, L+950, 1.5% LIBOR Floor, 10/11/17(d)	Energy	4,938	4,794	4,876
Clear Channel Communications, Inc., L+365, 1/29/16(d)(f)	Media	6,156	4,916	5,103
Collective Brands, Inc., L+600, 1.3% LIBOR Floor, 10/9/19(d)(g)	Consumer Durables & Apparel	5,410	5,331	5,484
Corner Investment PropCo, LLC, L+975, 1.3% LIBOR Floor, 11/1/19(d)(g)	Consumer Services	9,000	8,827	8,899
Crestwood Holdings LLC, L+825, 1.5% LIBOR Floor, 3/26/18(d)	Energy	1,917	1,945	1,959
Eastman Kodak Co., L+750, 1.0% LIBOR Floor, 7/19/13(e)	Media	2,488	2,483	2,495
ERC Ireland Holdings Ltd., EURIBOR+300, 1.0% PIK, 9/29/17(f)(g)	Telecommunication Services	€11,173	10,727	11,886
Fairway Group Acquisition Co., L+675, 1.5% LIBOR Floor, 8/17/18(d)	Food & Staples Retailing	$3,722	3,669	3,759
Kanders C3 Holdings, LLC, L+900, 1.3% LIBOR Floor, 12/19/18(d)(e)	Capital Goods	35,969	35,713	35,969
Lantiq Deutschland GmbH, L+900, 2.0% LIBOR Floor, 11/16/15(d)(g)	Software & Services	1,521	1,414	1,391
MModal Inc., L+550, 1.3% LIBOR Floor, 8/15/19(d)(g)	Health Care Equipment & Services	4,534	4,469	4,376
Navistar, Inc., L+550, 1.5% LIBOR Floor, 8/17/17(d)(g)	Capital Goods	1,222	1,211	1,230
Nexeo Solutions, LLC, L+350, 1.5% LIBOR Floor, 9/17/17(d)	Capital Goods	4,489	4,402	4,416
Panda Sherman Power, LLC, L+750, 1.5% LIBOR Floor, 9/14/18(d)	Energy	3,818	3,816	3,885
Panda Temple Power (TLA), LLC, L+700, 1.5% LIBOR Floor, 7/17/18(d)	Energy	2,000	2,019	2,030
Patheon Inc., L+600, 1.3% LIBOR Floor, 12/6/18(d)(f)(g)	Pharmaceuticals, Biotechnology & Life Sciences	10,259	9,951	10,259
Sirius Computer Solutions, Inc., L+575, 1.3% LIBOR Floor, 11/30/18(d)(f)	Software & Services	9,808	9,710	9,900
Smile Brands Group Inc., L+525, 1.8% LIBOR Floor, 12/21/17(e)	Health Care Equipment & Services	12,705	12,031	12,006
Sorenson Communication, Inc., L+400, 2.0% LIBOR Floor, 8/16/13(d)	Telecommunication Services	8,511	8,373	8,376
SRA International, Inc., L+525, 1.3% LIBOR Floor, 7/20/18(d)	Software & Services	1,618	1,615	1,533
Star West Generation LLC, L+450, 1.5% LIBOR Floor, 5/17/18(d)	Energy	2,000	2,000	2,009
Texas Competitive Electric Holdings Co. LLC, L+350, 10/10/14(d)(e)(f)	Utilities	13,000	9,466	9,843
The Container Store, Inc., L+500, 1.3% LIBOR Floor, 4/5/19(e)	Consumer Durables & Apparel	993	993	1,002
TL Acquisitions, Inc., L+250, 7/3/14(d)(f)	Consumer Durables & Apparel	1,870	1,571	1,483
Totes Isotoner Corp., L+575, 1.5% LIBOR Floor, 7/7/17(e)	Consumer Durables & Apparel	953	952	955
Travelport LLC, L+475, 1.5% LIBOR Floor, 8/23/13(d)	Consumer Services	2,000	2,028	2,043
Willbros United States Holdings, Inc., L+750, 2.0% LIBOR Floor, 6/30/14(f)(g)	Energy	2,000	1,960	2,005

Total Senior Secured Loans—First Lien			166,983	170,028
Unfunded Loan Commitments			(10,204)	(10,204)

Net Senior Secured Loans—First Lien			156,779	159,824

Senior Secured Loans—Second Lien—28.3%
Advantage Sales & Marketing Inc., L+775, 1.5% LIBOR Floor, 6/18/18(e)	Commercial & Professional Services	500	501	504
Alliance Laundry Systems LLC, L+825, 1.3% LIBOR Floor, 12/10/19(d)	Consumer Durables & Apparel	4,216	4,174	4,274
Attachmate Corp., L+950, 1.5% LIBOR Floor, 11/22/18(d)	Software & Services	5,500	5,398	5,426
Audio Visual Services Group, Inc., L+900, 1.3% LIBOR Floor, 4/30/19(d)	Technology Hardware & Equipment	9,615	9,425	9,495
BJ’s Wholesale Club, Inc., L+850, 1.3% LIBOR Floor, 3/26/20(d)	Food & Staples Retailing	2,766	2,739	2,849
Blackboard Inc., L+1000, 1.5% LIBOR Floor, 4/4/19(e)	Software & Services	1,000	927	964
Brand Energy & Infrastructure Services, Inc., L+975, 1.3% LIBOR Floor, 10/23/19(e)	Energy	6,000	5,766	5,930
Brasa (Holdings) Inc., L+950, 1.5% LIBOR Floor, 1/20/20(d)	Consumer Services	1,739	1,672	1,765
Camp International Holding Co., L+875, 1.3% LIBOR Floor, 11/29/19(e)	Capital Goods	1,000	1,017	1,022
Cannery Casino Resorts, LLC, L+875, 1.3% LIBOR Floor, 10/2/19	Consumer Services	4,000	3,922	3,823
CHG Healthcare Inc., L+775, 1.3% LIBOR Floor, 11/20/20	Health Care Equipment & Services	5,787	5,672	5,827
Equipower Resources Holdings, LLC, L+850, 1.5% LIBOR Floor, 6/21/19(e)	Utilities	1,000	981	1,029
ILC Industries, LLC, L+1000, 1.5% LIBOR Floor, 6/14/19(e)	Capital Goods	4,000	3,770	3,960
John Henry Holdings, Inc., L+900, 1.3% LIBOR Floor, 5/6/19(d)(e)	Commercial Services & Supplies	23,250	22,903	22,785
Kronos Inc., L+850, 1.3% LIBOR Floor, 4/30/20	Software & Services	6,154	6,093	6,169

See notes to consolidated financial statements.

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
LM U.S. Member LLC, L+825, 1.3% LIBOR Floor, 10/15/20(d)(f)	Transportation	$6,114	$6,032	$6,168
NES Rentals Holdings, Inc., L+1150, 1.8% LIBOR Floor, 10/14/14(d)	Capital Goods	1,000	1,004	1,000
Pharmaceutical Research Associates, Inc., L+925, 1.3% LIBOR Floor, 11/27/19(d)(e)	Health Care Equipment & Services	25,000	24,751	25,266
Smart & Final Inc., L+925, 1.3% LIBOR Floor, 11/16/20(e)	Food & Staples Retailing	9,600	9,314	9,696
Sensus U.S.A. Inc., L+725, 1.3% LIBOR Floor, 5/9/18(e)	Capital Goods	2,050	2,057	2,060
Sheridan Holdings, Inc., L+775, 1.3% LIBOR Floor, 7/1/19(e)	Health Care Equipment & Services	273	270	277
Southern Pacific Resource Corp., Prime+750, 1/7/16(d)(g)	Energy	4,975	5,034	5,042
TriZetto Group, Inc., L+725, 1.3% LIBOR Floor, 3/27/18(d)	Software & Services	4,186	4,125	4,169
Venoco, Inc., L+700, 1.5% LIBOR Floor, 6/30/17(d)	Energy	3,929	3,852	4,012
Vertafore, Inc., L+825, 1.5% LIBOR Floor, 10/27/17(e)	Software & Services	830	831	835
WP CPP Holdings, LLC, L+925, 1.3% LIBOR Floor, 6/28/20(d)(f)	Capital Goods	15,000	14,850	15,150

Total Senior Secured Loans—Second Lien			147,080	149,497

Senior Secured Bonds—9.2%
Advanced Lighting Technologies, Inc., 10.5%, 6/1/19(d)(e)	Capital Goods	10,000	9,890	9,938
Avaya Inc., 7.0%, 4/1/19(d)	Technology Hardware & Equipment	2,000	1,853	1,873
Avaya Inc., 9.0%, 4/1/19	Technology Hardware & Equipment	5,000	5,000	5,075
Cenveo Corp., 8.9%, 2/1/18(d)	Commercial & Professional Services	4,188	3,756	3,998
Clear Channel Communications, Inc., 9.0%, 12/15/19(d)(f)	Media	1,844	1,697	1,699
Eastman Kodak Co., 10.6%, 3/15/19	Media	1,000	665	823
Edgen Murray Corp., 8.8%, 11/1/20(d)(g)	Capital Goods	2,000	1,986	2,020
JW Aluminum Co., 11.5%, 11/15/17(e)	Materials	5,000	4,908	4,850
Neff Rental LLC, 9.6%, 5/15/16(e)	Capital Goods	3,750	3,798	3,888
PH Holding LLC, 9.8%, 12/31/17(d)	Consumer Durables & Apparel	5,000	4,909	5,050
Prince Mineral Holdings Corp., 11.5%, 12/15/19	Materials	2,750	2,718	2,870
Sorenson Communication, Inc., 10.5%, 2/1/15	Telecommunication Services	2,000	1,691	1,668
Technicolor SA, 9.4%, 5/26/17(g)	Technology Hardware & Equipment	888	812	917
Travelport LLC, L+600 PIK, 12/1/16(d)	Consumer Services	4,907	3,856	3,939

Total Senior Secured Bonds			47,539	48,608

Subordinated Debt—20.4%
Alliant Holdings I, Inc., 7.9%, 12/15/20	Insurance	4,000	4,000	4,020
Amkor Technologies Inc., 6.4%, 10/1/22(d)(g)	Semiconductors & Semiconductor Equipment	1,250	1,250	1,227
Antero Resources Finance Corp., 6.0%, 12/1/20	Energy	7,250	7,250	7,350
Aurora Diagnostics, LLC, 10.8%, 1/15/18(d)	Pharmaceuticals, Biotechnology & Life Sciences	7,000	7,045	6,546
Cablevision Systems Corp., 5.9%, 9/15/22(d)(g)	Media	2,780	2,780	2,794
EPE Holdings LLC, 8.1%, 12/15/17	Energy	4,000	3,980	3,965
EPL Oil & Gas Inc., 8.3%, 2/15/18(e)(g)	Energy	2,150	2,129	2,217
Era Group Inc., 7.8%, 12/15/22(g)	Energy	7,250	7,128	7,159
GulfMark Offshore, Inc., 6.4%, 3/15/22(g)	Energy	4,425	4,447	4,569
iStar Financial Inc., 7.1%, 2/15/18(g)	Real Estate	5,000	5,000	5,108
Kenan Advantage Group, Inc., 8.4%, 12/15/18	Transportation	2,500	2,500	2,586
Kinetic Concepts, Inc., 12.5%, 11/1/19(e)	Health Care Equipment & Services	2,800	2,714	2,681
Legacy Reserves, L.P., 8.0%, 12/1/20(g)	Energy	8,250	8,073	8,457
NES Rental Holdings, Inc., 12.3%, 4/15/15(d)	Capital Goods	7,129	7,150	7,352
Nuveen Investments, Inc., 9.1%, 10/15/17(d)(e)	Diversified Financials	15,000	15,000	14,813
Resolute Energy Corp., 8.5%, 5/1/20(g)	Energy	5,800	5,872	5,894
Rex Energy Corp., 8.9%, 12/1/20(d)(g)	Energy	15,000	14,895	15,113
SGS International Inc., 8.4%, 10/15/20(d)	Media	1,000	1,000	1,035
Sidewinder Drilling Inc., 9.8%, 11/15/19	Capital Goods	2,000	2,000	2,008
Six Flags Theme Parks Inc., 5.3%, 1/15/21(g)	Consumer Services	2,500	2,500	2,513

Total Subordinated Debt			106,713	107,407

See notes to consolidated financial statements.

FS Investment Corporation II

Consolidated Schedule of Investments (continued)

As of December 31, 2012

(in thousands, except share amounts)

FS Investment Corporation II

Consolidated Schedule of Investments (continued)

As of December 31, 2012

(in thousands, except share amounts)

Portfolio Company(a)	Industry	Principal Amount(b)	Amortized Cost	Fair Value(c)
Collateralized Securities—3.5%
AMMC 2012 CDO 11A Class Subord., 17.9%, 10/15/23(g)	Diversified Financials	$6,000	$5,032	$5,983
Ares 2012 CLO 2A Class Subord., 19.0%, 10/12/23(g)	Diversified Financials	8,500	8,231	8,004
Octagon CLO 2012 1A Class Income, 17.1%, 1/15/24(g)	Diversified Financials	4,650	4,232	4,321

Total Collateralized Securities			17,495	18,308

		Number of Shares	Cost	Fair Value(c)
Equity/Other—0.9%
ERC Ireland Holdings Ltd., Common Equity(g)(h)	Telecommunication Services	21,825	—	—
ERC Ireland Holdings Ltd., Warrants(g)(h)	Telecommunication Services	4,228	—	—
Kanders C3 Holdings, LLC, Common Equity(e)(h)	Capital Goods	60,872	5,000	4,998

Total Equity/Other			5,000	4,998

TOTAL INVESTMENTS—92.6%			$480,606	488,642

OTHER ASSETS IN EXCESS OF LIABILITIES- 7.4%				39,085
NET ASSETS—100.0%				$527,727

Total Return Swap		Notional Amount		Unrealized Appreciation
Citibank TRS Facility (Note 8)(g)		$383,742		$5,641

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Denominated in U.S. dollars unless otherwise noted.

(c)	Fair value determined by the Company’s board of directors (see Note 7).

(d)	Security or portion thereof held within Lehigh River LLC and is pledged as collateral supporting the amounts outstanding under the Class A Notes issued to Cobbs Creek LLC pursuant to an indenture with Citibank, N.A., as trustee (see Note 10).

(e)	Security or portion thereof held within Cobbs Creek LLC and is pledged as collateral supporting the obligations of Cobbs Creek LLC under the repurchase transaction with JPMorgan Chase Bank, N.A., London Branch (see Note 10).

(f)	Position or portion thereof unsettled as of December 31, 2012.

(g)	The investment is not a qualifying asset under the Investment Company Act of 1940, as amended. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As of December 31, 2012, 80.7% of the Company’s total assets represented qualifying assets. In addition, as described in Note 8, the Company also calculates its compliance with the qualifying asset test on a “look through” basis by disregarding the value of the Company’s total return swap and treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 79.6% of the Company’s total assets represented qualifying assets as of December 31, 2012.

(h)	Security is non-income producing.

See notes to consolidated financial statements.

FS Investment Corporation II

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Investment Corporation II, or the Company, was incorporated under the general corporation laws of the State of Maryland on July 13, 2011 and commenced operations on June 18, 2012 upon raising gross proceeds in excess of $2,500, or the minimum offering requirement, from sales of shares of its common stock in its continuous public offering to persons who were not affiliated with the Company or the Company’s investment adviser, FSIC II Advisor, LLC, or FSIC II Advisor, a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and an affiliate of the Company. Prior to satisfying the minimum offering requirement, the Company had no operations except for matters relating to its organization and registration as a non-diversified, closed-end management investment company.

The Company has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. The Company is an externally managed, non-diversified, closed-end management investment company that intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. As of December 31, 2012, the Company had three wholly-owned financing subsidiaries, Del River LLC, or Del River (formerly known as IC-II Investments LLC), which was established on June 20, 2012, Cobbs Creek LLC, or Cobbs Creek, which was established on October 1, 2012, and Lehigh River LLC, or Lehigh River, which was established on October 1, 2012. The consolidated financial statements include both the Company’s accounts and the accounts of its wholly-owned financing subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Since commencing its continuous public offering and through March 14, 2013, the Company has sold 85,874,688 shares of common stock for gross proceeds of approximately $865,684. As of March 14, 2013, the Company had raised total gross proceeds of approximately $884,279, including $200 of seed capital contributed by the principals of FSIC II Advisor in December 2011 and $18,395 in proceeds raised from principals of FSIC II Advisor, other individuals and entities affiliated with FSIC II Advisor, certain members of the Company’s board of directors and certain individuals and entities affiliated with GSO / Blackstone Debt Funds Management LLC, or GDFM, the sub-adviser to FSIC II Advisor, in a private placement completed in June 2012 (see Note 4). During the year ended December 31, 2012, the Company sold 57,615,461 shares of common stock (including shares of common stock sold in the private placement) for gross proceeds of approximately $574,355 at an average price per share of $9.97. The gross proceeds received during the year ended December 31, 2012 include reinvested stockholder distributions of approximately $3,608 for which the Company issued 377,027 shares of common stock. During the period from January 1, 2013 to March 14, 2013, the Company sold 30,303,160 shares of common stock for gross proceeds of approximately $309,724 at an average price per share of $10.22.

The proceeds from the issuance of common stock as presented on the Company’s consolidated statements of changes in net assets and consolidated statements of cash flows are presented net of selling commissions and dealer manager fees of $51,993 for the year ended December 31, 2012.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying audited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The Company has evaluated the impact of subsequent events through the date the consolidated financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded and all amounts are in thousands, except share and per share amounts.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions, which are members of the Federal Deposit Insurance Corporation.

Valuation of Portfolio Investments: The Company determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by the Company’s board of directors. In connection with that determination, FSIC II Advisor provides the Company’s board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, the Company undertakes a multi-step valuation process each quarter, as described below:

•

the Company’s quarterly valuation process begins with FSIC II Advisor’s management team providing a preliminary valuation of each portfolio company or investment to the Company’s valuation committee, which valuation may be obtained from the Company’s sub-adviser or an independent valuation firm, if applicable;

•	preliminary valuation conclusions are then documented and discussed with the Company’s valuation committee;

•

the Company’s valuation committee reviews the preliminary valuation and FSIC II Advisor’s management team, together with its independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the valuation committee; and

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

•

the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC II Advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company’s consolidated financial statements. Below is a description of factors that the Company’s board of directors may consider when valuing the Company’s debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company’s board of directors may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing its debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Company’s board of directors, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

The Company’s board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company’s board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of the Company’s equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the Company’s board of directors will allocate the cost basis in the investment between the debt securities and any such warrants or other equity securities received at the time of origination. The Company’s board of directors will subsequently value these warrants or other equity securities received at fair value.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

The fair values of the Company’s investments are determined in good faith by the Company’s board of directors. The Company’s board of directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process.

The Company’s investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued its investments by using independent third-party pricing services, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such services. One senior secured loan investment and one senior secured bond investment, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of the Company’s equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. The Company valued the total return swap, or TRS, between Del River and Citibank, N.A., or Citibank, in accordance with the agreements which collectively establish the TRS and are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The Company’s valuation committee and board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company’s valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the TRS, see Note 8.

The Company periodically benchmarks the bid and ask prices it receives from the third-party pricing services against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company may also use other methods to determine fair value for securities for which the Company cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, including the use of an independent valuation firm. The Company will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which it purchases and sells its investments. The Company’s valuation committee and board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

Revenue Recognition: Security transactions are accounted for on the trade date. The Company records interest income on an accrual basis to the extent that it expects to collect such amounts. The Company records

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and the Company amortizes such amounts as interest income over the respective term of the loan. Upon the prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. Upfront structuring fees are recorded as income when earned. The Company records prepayment premiums on loans and securities as interest income when it receives such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency: Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Capital Gains Incentive Fee: The Company has entered into an investment advisory and administrative services agreement with FSIC II Advisor, dated as of February 8, 2012, or the investment advisory and administrative serves agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory and administrative services agreement with FSIC II Advisor neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FSIC II Advisor if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though FSIC II Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. During the year ended December 31, 2012, the Company accrued capital gains incentive fees of $3,548 based on the performance of its portfolio, of which $3,070 was based on unrealized gains and $478 was based on realized gains.

Organization Costs: Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to the Company’s organization. These costs are expensed as incurred. For the year ended December 31, 2012 and the period from July 13, 2011 (Inception) to December 31, 2011, the Company incurred organization costs of $205 and $20, respectively, which were paid on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FSIC II Advisor, and have been recorded as a contribution to capital (see Note 4).

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Offering Costs: The Company’s offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company’s Registration Statements on Form N-2 relating to its continuous public offering of its shares of common stock. The Company has charged offering costs against capital in excess of par value on the balance sheet. For the year ended December 31, 2012 and the period from July 13, 2011 (Inception) to December 31, 2011, the Company incurred offering costs of $3,882 and $793, respectively, of which $2,184 and $793 were paid on behalf of the Company by Franklin Square Holdings and have been recorded as a contribution to capital (see Note 4).

Income Taxes: The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain RIC tax treatment, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level federal income taxes on any income that it distributes to its stockholders. The Company intends to make distributions in an amount sufficient to qualify for and maintain its RIC status each year and to avoid any federal income taxes on income. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Uncertainty in Income Taxes: The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the consolidated statements of operations. During the year ended December 31, 2012, the Company did not incur any interest or penalties.

The Company has analyzed the tax positions taken on federal and state income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.

Distributions: Distributions to the Company’s stockholders are recorded as of the record date. Subject to the discretion of the Company’s board of directors and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis and pay such distributions on a monthly basis. Net realized capital gains, if any, are distributed or deemed distributed at least annually.

Note 3. Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance represents the converged guidance of the FASB and the International Accounting

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Recently Issued Accounting Standards (continued)

Standards Board, or collectively, the Accounting Boards, on fair value measurement. The collective efforts of the Accounting Boards reflected in this guidance have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value” and enhanced disclosure requirements for investments that do not have readily determinable fair values. The Accounting Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards. The amendments to the FASB codification in this guidance are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Company has implemented this guidance and it did not have a material impact on its consolidated financial statements, except for enhanced disclosures around fair value measurements.

Note 4. Related Party Transactions

Pursuant to the investment advisory and administrative services agreement, FSIC II Advisor is entitled to an annual base management fee of 2.0% of the average value of the Company’s gross assets and an incentive fee based on the Company’s performance.

The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and equals 20.0% of “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. As a result, FSIC II Advisor will not earn this incentive fee for any quarter until the Company’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC II Advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company’s pre-incentive fee net investment income for such quarter equals 2.34375%, or 9.375% annually, of adjusted capital. This “catch-up” feature allows FSIC II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of the Company’s incentive fee capital gains, which equal the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

The Company commenced accruing fees under the investment advisory and administrative services agreement on June 18, 2012, upon commencement of the Company’s operations. Management fees are paid on a quarterly basis in arrears. During the period from June 18, 2012 through December 31, 2012, the Company accrued $3,315 in base management fees payable to FSIC II Advisor. During the period from June 18, 2012 through December 31, 2012, $734 in base management fees were applied to offset the liability of Franklin Square Holdings, the Company’s sponsor and an affiliate of FSIC II Advisor, under the expense reimbursement agreement discussed below and $114 was paid to FSIC II Advisor by the Company. Of the $2,467 in base management fees accrued and payable as of December 31, 2012, it is intended that $1,635 of such fees will be applied to offset the liability of Franklin Square Holdings under the expense reimbursement agreement as of December 31, 2012 and the balance, $832, will be paid to FSIC II Advisor.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

The Company accrues for the capital gains incentive fee, which, if earned, is paid annually. The Company accrues the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC II Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. During the period from June 18, 2012 through December 31, 2012, the Company accrued capital gains incentive fees of $3,548 based on the performance of its portfolio, of which $3,070 was based on unrealized gains and $478 was based on realized gains.

The Company reimburses FSIC II Advisor for expenses necessary to perform services related to the Company’s administration and operations. The amount of this reimbursement is set at the lesser of (1) FSIC II Advisor’s actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSIC II Advisor is required to allocate the cost of such services to the Company based on objective factors such as total assets, revenues, time allocations and/or other reasonable metrics. The Company’s board of directors then assesses the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party providers known to be available. In addition, the Company’s board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company’s board of directors compares the total amount paid to FSIC II Advisor for such services as a percentage of the Company’s net assets to the same ratio as reported by other comparable BDCs.

During the period from June 18, 2012 through December 31, 2012, the Company incurred administrative services expenses of $396 attributable to FSIC II Advisor, of which $321 related to the allocation of costs of administrative personnel for services rendered to the Company by FSIC II Advisor and the remainder related to other reimbursable expenses. During the period from June 18, 2012 through December 31, 2012, the Company paid $215 of administrative services expenses to FSIC II Advisor. As of December 31, 2012, the Company had $181 in administrative services expense payable to FSIC II Advisor.

Franklin Square Holdings funded offering costs and organization costs in the amount of $2,389 and $813 for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011, respectively. These costs have been recorded by the Company as a contribution to capital. The offering costs were offset against capital in excess of par value on the consolidated financial statements and the organization costs were charged to expense as incurred by the Company (see Note 2). Since inception through December 31, 2012, Franklin Square Holdings has funded $3,202 in offering and organization costs.

The dealer manager for the Company’s continuous public offering is FS2 Capital Partners, LLC, which is one of the Company’s affiliates. During the year ended December 31, 2012, FS2 Capital Partners, LLC retained $10,025 for selling commissions and dealer manager fees in connection with the sale of the Company’s common stock.

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC II Advisor became entitled to receive 1.5% of gross proceeds raised in the Company’s continuous public offering until all offering costs and organization costs funded by FSIC II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. On June 18, 2012, the Company satisfied the minimum offering requirement. The Company paid total reimbursements of $3,202 to FSIC II

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

Advisor and its affiliates during the year ended December 31, 2012. The reimbursements are recorded as a reduction of capital. As of December 31, 2012, no amounts remain reimbursable to FSIC II Advisor and its affiliates under this arrangement.

In December 2011, Michael C. Forman and David J. Adelman, the principals of FSIC II Advisor, contributed an aggregate of $200 to purchase 22,222 shares of common stock at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. The principals have agreed not to tender these shares of common stock for repurchase as long as FSIC II Advisor remains the Company’s investment adviser.

In June 2012, pursuant to a private placement, Messrs. Forman and Adelman agreed to purchase, through affiliated entities, 222,222 additional shares of common stock at $9.00 per share. The principals have agreed not to tender these shares of common stock for repurchase as long as FSIC II Advisor remains the Company’s investment adviser. In connection with the same private placement, certain members of the Company’s board of directors and other individuals and entities affiliated with FSIC II Advisor agreed to purchase 1,247,267 shares of common stock, and certain individuals and entities affiliated with GDFM agreed to purchase 574,444 shares of common stock, in each case at a price of $9.00 per share. In connection with the private placement, the Company issued an aggregate of 2,043,933 shares of common stock for aggregate proceeds of $18,395 upon satisfaction of the minimum offering requirement on June 18, 2012. As of December 31, 2012, the Company has sold an aggregate of 2,291,098 shares of common stock for aggregate gross proceeds of $20,659 to members of the Company’s board of directors and individuals and entities affiliated with FSIC II Advisor and GDFM, including shares of common stock sold in the private placement completed in June 2012.

FSIC II Advisor’s senior management team is comprised of the same personnel as the senior management teams of FB Income Advisor, LLC and FS Investment Advisor, LLC, the investment advisers to Franklin Square Holdings’ other affiliated BDCs, FS Investment Corporation and FS Energy and Power Fund, respectively. As a result, such personnel provide investment advisory services to each of the Company, FS Investment Corporation and FS Energy and Power Fund. While none of FSIC II Advisor, FB Income Advisor, LLC or FS Investment Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation or FS Energy and Power Fund, respectively, any, or all, may do so in the future. In the event that FSIC II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objectives and strategies, if necessary, so that the Company will not be disadvantaged in relation to any other client of FSIC II Advisor or its management team. In addition, even in the absence of FSIC II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation and/or FS Energy and Power Fund rather than to the Company.

Pursuant to an expense support and conditional reimbursement agreement, dated as of May 10, 2012, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company’s distributions to stockholders will be paid from its offering proceeds or borrowings. However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company’s distributions to stockholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to stockholders. Under those

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to stockholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company for expenses in an amount equal to the difference between the Company’s cumulative distributions paid to its stockholders in each quarter, less the sum of the Company’s net investment income for tax purposes, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains for tax purposes) in each quarter.

Pursuant to the expense reimbursement agreement, the Company will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company’s net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by the Company to stockholders.

The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expenses in relation to its income. If the Company terminates the investment advisory and administrative services agreement with FSIC II Advisor, the Company will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Franklin Square Holdings is controlled by the Company’s chairman, president and chief executive officer, Michael C. Forman, and the Company’s vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company’s expenses in future quarters.

During the period from June 18, 2012 through December 31, 2012, the Company accrued $2,482 for reimbursements that Franklin Square Holdings has agreed to pay. As discussed more fully above, it is intended that these reimbursements will be funded, in part, through the offset of management fees payable by the Company to FSIC II Advisor. During the period from June 18, 2012 through December 31, 2012, the Company received $113 in cash reimbursements from Franklin Square Holdings and offset $734 in management fees payable by the Company to FSIC II Advisor under the investment advisory and administrative services agreement against reimbursements due from Franklin Square Holdings. As of December 31, 2012, the Company had $1,635 of reimbursements due from Franklin Square Holdings, which the Company expects to offset against management fees payable by the Company to FSIC II Advisor.

Under the expense reimbursement agreement, amounts reimbursed to the Company by Franklin Square Holdings may become subject to repayment by the Company in the future. As of December 31, 2012, $2,482 of reimbursements may become subject to repayment by the Company to Franklin Square Holdings in the future.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions

The following table reflects the cash distributions per share that the Company has declared and paid on its common stock during the year ended December 31, 2012:

	Distribution
For the Year Ended December 31,	Per Share	Amount
2012	$0.3947	$10,320

On January 14, 2013, the Company’s board of directors declared a regular semi-monthly cash distribution of $0.030964 per share payable to stockholders of record on January 15, 2013 and a regular semi-monthly cash distribution of $0.031115 per share payable to stockholders of record on January 30, 2013, both of which were paid on January 31, 2013. On January 29, 2013, the Company’s board of directors declared two regular semi-monthly cash distributions of $0.031266 per share each, which were paid on February 28, 2013 to stockholders of record on February 15, 2013 and February 27, 2013, respectively. On March 14, 2013, the Company’s board of directors declared two regular semi-monthly cash distributions of $0.031266 per share each, which will be paid on March 29, 2013 to stockholders of record on March 15, 2013 and March 28, 2013, respectively. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Company’s board of directors.

The Company has adopted an “opt in” distribution reinvestment plan for its stockholders. As a result, if the Company makes a distribution, its stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (continued)

The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense reimbursements from Franklin Square Holdings. The Company has not established limits on the amount of funds it may use from available sources to make distributions. During certain periods, the Company’s distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its continuous public offering. As a result, it is possible that a portion of the distributions the Company makes will represent a return of capital for tax purposes. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from the Company’s investment activities and will be made after deducting the fees and expenses payable in connection with its continuous public offering, including any fees payable to FSIC II Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to the Company’s stockholders. There can be no assurance that the Company will be able to pay distributions at a specific rate or at all. The following table reflects the sources of the cash distributions that the Company has paid on its common stock during the year ended December 31, 2012:

	Year Ended December 31, 2012
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	4,852	47%
Capital gains proceeds from the sale of assets	2,986	29%
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	2,482	24%

Total	$10,320	100%

(1)	During the year ended December 31, 2012, 92% of the Company’s gross investment income was attributable to cash interest earned and 8% was attributable to non-cash accretion of discount.

The Company’s net investment income on a tax-basis for the year ended December 31, 2012 was $7,334. The Company distributed all of its tax-basis net investment income earned as of December 31, 2012.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (continued)

The difference between the Company’s GAAP-basis net investment income and its tax-basis net investment income is due to the tax-basis deferral and amortization of organization costs incurred prior to the commencement of the Company’s operations, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by the Company, the inclusion of a portion of the periodic net settlement payments due on the total return swap in tax-basis net investment income and the accretion of discount on the total return swap. The following table sets forth a reconciliation between GAAP-basis net investment income and tax-basis net investment income during the year ended December 31, 2012:

Year Ended December 31, 2012
GAAP-basis net investment income (loss)	$2,809
Tax-basis deferral and amortization of organization costs	197
Reversal of incentive fee accrual on unrealized gains	3,070
Tax-basis net investment income portion of total return swap payments	1,063
Accretion of discount on total return swap	195

Tax-basis net investment income	$7,334

The Company may make certain adjustments to the classification of stockholders’ equity as a result of permanent book-to-tax differences. During the year ended December 31, 2012, the Company reduced accumulated undistributed net realized gains on investments and total return swap and gain/loss on foreign currency by $1,063, and increased accumulated distributions in excess of net investment income by $1,063, to reflect the reclassification of a portion of realized gains on the total return swap into tax-basis net investment income.

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of December 31, 2012, the components of accumulated earnings on a tax basis were as follows:

Year Ended December 31, 2012
Distributable ordinary income	$—
Incentive fee accrual on unrealized gains	(3,070)
Unamortized organization costs	(217)
Net unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency(1)	13,352

$10,065

(1)	As of December 31, 2012, the gross unrealized appreciation on the Company’s investments and total return swap was $15,142. As of December 31, 2012, the gross unrealized depreciation on the Company’s investments and loss on foreign currency was $1,790.

The aggregate cost of the Company’s investments for federal income tax purposes totaled $480,606 as of December 31, 2012. The aggregate net unrealized appreciation (depreciation) on a tax basis, including the Company’s TRS, was $13,352 as of December 31, 2012.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio

The following table summarizes the composition of the Company’s investment portfolio at cost and fair value as of December 31, 2012:

	December 31, 2012
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$156,779	$159,824	33%
Senior Secured Loans—Second Lien	147,080	149,497	30%
Senior Secured Bonds	47,539	48,608	10%
Subordinated Debt	106,713	107,407	22%
Collateralized Securities	17,495	18,308	4%
Equity/Other	5,000	4,998	1%

	$480,606	$488,642	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

The following table summarizes the composition of the Company’s investment portfolio at cost and fair value as of December 31, 2012 to include, on a look-through basis, the investments underlying the TRS, as disclosed in Note 8. The investments underlying the TRS had a notional amount and market value of $383,742 and $386,545, respectively, as of December 31, 2012.

	December 31, 2012
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$536,872	$542,660	62%
Senior Secured Loans—Second Lien	150,729	153,206	17%
Senior Secured Bonds	47,539	48,608	6%
Subordinated Debt	106,713	107,407	12%
Collateralized Securities	17,495	18,308	2%
Equity/Other	5,000	4,998	1%

	$864,348	$875,187	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

The Company does not “control” and is not an “affiliate” of any of its portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, the Company would be presumed to “control” a portfolio company if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if it owned 5% or more of its voting securities.

The Company’s investment portfolio may contain loans that are in the form of lines of credit or revolving credit facilities, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2012, the Company had one such investment with an unfunded commitment of $10,204. The Company maintains sufficient cash on hand to fund such unfunded loan commitments should the need arise.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio (continued)

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2012:

	December 31, 2012
Industry Classification	Fair Value	Percentage of Portfolio
Capital Goods	$84,807	17%
Commercial & Professional Services	5,837	1%
Commercial Services & Supplies	22,785	5%
Consumer Durables & Apparel	18,248	4%
Consumer Services	22,982	5%
Diversified Financials	34,130	7%
Energy	90,673	19%
Food & Staples Retailing	16,304	3%
Health Care Equipment & Services	50,433	10%
Insurance	4,020	1%
Materials	7,720	2%
Media	13,949	3%
Pharmaceuticals, Biotechnology & Life Sciences	16,805	3%
Real Estate	5,108	1%
Semiconductors & Semiconductor Equipment	1,227	0%
Software & Services	30,387	6%
Technology Hardware & Equipment	20,361	4%
Telecommunication Services	23,240	5%
Transportation	8,754	2%
Utilities	10,872	2%

Total	$488,642	100%

Note 7. Fair Value of Financial Instruments

Under existing accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. This accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current accounting guidance:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets.

Level 3: Inputs that are unobservable for an asset or liability.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As of December 31, 2012, the Company’s investments were categorized as follows in the fair value hierarchy:

	December 31, 2012
Valuation Inputs	Investments	Total Return Swap
Level 1—Price quotations in active markets	$—	$—
Level 2—Significant other observable inputs	—	—
Level 3—Significant unobservable inputs	488,642	5,641

	$488,642	$5,641

The Company’s investments as of December 31, 2012 consisted primarily of debt securities that are traded on a private over-the-counter market for institutional investors. Except as described below, the Company valued its investments by using independent third-party pricing services, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such services. One senior secured loan investment and one senior secured bond investment, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, call features and other relevant terms of the debt. All of the Company’s equity/other investments were valued by the same independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. The Company valued the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The Company’s valuation committee and board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company’s valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional information on the Company’s TRS, see Note 8.

The Company periodically benchmarks the bid and ask prices it receives from the third-party pricing services against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company may also use other methods to determine fair value for securities for which it cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, including the use of an independent valuation firm.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (continued)

The Company will periodically benchmark the valuations provided by the independent valuation firm against the actual prices at which it purchases and sells its investments. The Company’s valuation committee and board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The following is a reconciliation for the year ended December 31, 2012 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

	For the Year Ended December 31, 2012
	Senior Secured Loans - First Lien	Senior Secured Loans - Second Lien	Senior Secured Bonds	Subordinated Debt	Collateralized Securities	Equity/ Other	Total
Fair value at beginning of period	$—	$—	$—	$—	$—	$—	$—
Accretion of discount (amortization of premium)	485	43	207	(9)	—	—	726
Net realized gain (loss)	1,090	18	291	1,226	—	—	2,625
Net change in unrealized appreciation (depreciation)	3,045	2,417	1,069	694	813	(2)	8,036
Purchases	256,121	151,983	58,145	192,622	17,632	5,000	681,503
Sales and redemptions	(100,917)	(4,964)	(11,104)	(87,126)	(137)	—	(204,248)
Net transfers in or out of Level 3	—	—	—	—	—	—	—

Fair value at end of period	$159,824	$149,497	$48,608	$107,407	$18,308	$4,998	$488,642

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$3,045	$2,417	$1,069	$694	$813	$(2)	$8,036

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets valued by an independent valuation firm as of December 31, 2012 were as follows:

Type of Investment	Fair Value at December 31, 2012(1)	Valuation Technique(2)	Unobservable Input	Range
Senior Secured Loans—First Lien	$35,969	Market Comparables	Market Yield (%)	10.0% - 10.5%
Senior Secured Bonds	$5,050	Market Comparables	Market Yield (%)	9.3% - 9.8%
Equity/Other	$4,998	Market Comparables	EBITDA Multiples (x)	3.3x - 4.5x

(1)	Except as otherwise described in this footnote, the remaining Level 3 assets were valued by using independent third-party pricing services, which provided prevailing bid and ask prices from dealers on the date of the relevant period end that were screened for validity by such services. The TRS was valued in accordance with the TRS Agreement as discussed above. As of December 31, 2012, $10,204 of the senior secured loan-first lien investment was an unfunded loan commitment.

(2)	For investments utilizing a market comparables valuation technique, a significant increase (decrease) in the market yield, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the valuation multiples, in isolation, would result in a significantly higher (lower) fair value measurement.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap

On July 2, 2012, Del River entered into a TRS for a portfolio of senior secured floating rate loans with Citibank. On September 12, 2012, Del River entered into an amendment to the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS from $100,000 to $175,000; on September 27, 2012, Del River entered into a second amendment to the TRS to increase this amount from $175,000 to $275,000; on November 15, 2012, Del River entered into a third amendment to the TRS to increase this amount from $275,000 to $375,000; and on December 13, 2012, Del River entered into a fourth amendment to the TRS to increase this amount from $375,000 to $425,000.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables the Company, through its ownership of Del River, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Del River borrowing funds to acquire loans and incurring interest expense to a lender.

The obligations of Del River under the TRS are non-recourse to the Company and the Company’s exposure under the TRS is limited to the value of the Company’s investment in Del River, which generally will equal the value of cash collateral provided by Del River under the TRS. Pursuant to the terms of the TRS, Del River may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $425,000. Del River is required to initially cash collateralize a specified percentage of each loan (generally 25% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, Del River has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Del River are available to pay the debts of the Company.

Pursuant to the terms of an investment management agreement that the Company has entered into with Del River, the Company acts as the manager of the rights and obligations of Del River under the TRS, including selecting the specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Del River for purposes of the TRS are selected by the Company in accordance with its investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Del River may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS be rated by Moody’s Investors Service, or Moody’s, and Standard & Poor’s Corporation, or S&P, and quoted by a nationally-recognized pricing service. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (continued)

delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Del River receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Del River pays to Citibank interest at a rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus 1.25% per annum on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Del River will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Del River may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Del River may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Del River. The amount of collateral required to be posted by Del River is determined primarily on the basis of the aggregate value of the underlying loans.

The Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. The Company may, but is not obligated to, increase its equity investment in Del River for the purpose of funding any additional collateral or payment obligations for which Del River may become obligated during the term of the TRS. If the Company does not make any such additional investment in Del River and Del River fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Del River under the TRS. In the event of an early termination of the TRS, Del River would be required to pay an early termination fee.

Citibank may terminate the TRS on or after July 2, 2013, the first anniversary of the effectiveness of the TRS. Del River may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Any termination prior to the first anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank based on the maximum notional amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Del River to Citibank for the period from the termination date through and including July 2, 2013. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the aggregate notional amount of the TRS ($425,000 as of December 31, 2012), multiplied by (z) 1.25% per annum. If the TRS had been terminated as of December 31, 2012, Del River would have been required to pay an early termination fee of approximately $2,166. Other than during the first 90 days and last 30 days of the term of the TRS, Del River is required to pay a minimum usage fee in connection with the TRS.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Del River. As of December 31, 2012, the fair value of the TRS was $5,641. The fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on the consolidated balance sheets. The change in value of the TRS is reflected in the consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2012, Del River had selected 97 underlying loans with a total notional amount of $383,742 and posted $97,441 in cash collateral held by Citibank (of which only $96,251 was required to be posted), which is reflected in due from counterparty on the consolidated balance sheets.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (continued)

The Company incurred costs of $20 in connection with obtaining the TRS, which the Company has recorded as deferred financing costs on its consolidated balance sheets and amortizes to interest expense over the life of the TRS. As of December 31, 2012, $10 of such deferred financing costs have yet to be amortized to interest expense.

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Del River under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (continued)

The following is a summary of the underlying loans subject to the TRS as of December 31, 2012:

Underlying Loan(1)	Industry	Notional Amount	Market Value	Unrealized Appreciation / (Depreciation)
4L Holdings Corp., L+550, 1.3% LIBOR Floor, 5/7/18	Commercial Services & Supplies	$5,984	$6,022	$38
ADS Waste Holdings, Inc., L+400, 1.3% LIBOR Floor, 9/11/19	Commercial & Professional Services	6,340	6,476	136
Advance Pierre Foods, Inc., L+450, 1.3% LIBOR Floor, 7/10/17	Food & Staples Retailing	5,365	5,459	94
Air Medical Group Holdings, Inc., L+525, 1.3% LIBOR Floor, 6/30/18	Health Care Equipment & Services	3,443	3,504	61
Alliance Laundry Systems LLC, L+425, 1.3% LIBOR Floor, 12/10/18	Consumer Durables & Apparel	2,974	3,011	37
Allison Transmission, Inc., L+325, 1.0% LIBOR Floor, 8/23/19(2)	Automobiles & Components	3,940	4,009	69
Aspect Software, Inc., L+450, 1.8% LIBOR Floor, 5/7/16	Software & Services	4,427	4,482	55
Attachmate Corp., L+575, 1.5% LIBOR Floor, 11/22/17	Software & Services	2,920	2,909	(11)
Audio Visual Services Corp., L+550, 1.3% LIBOR Floor, 11/9/18	Technology Hardware & Equipment	9,272	9,272	—
Avaya Inc., L+450, 10/26/17	Technology Hardware & Equipment	2,235	2,189	(46)
Bausch & Lomb Inc., L+425, 1.0% LIBOR Floor, 5/17/19	Health Care Equipment & Services	996	1,002	6
BJ’s Wholesale Club, Inc., L+450, 1.3% LIBOR Floor, 9/26/19	Food & Staples Retailing	9,900	10,118	218
Boyd Gaming Corp., L+475, 1.3% LIBOR Floor, 12/17/15(2)	Consumer Services	3,257	3,326	69
Brasa (Holdings) Inc., L+625, 1.3% LIBOR Floor, 7/19/19	Consumer Services	998	1,002	4
Cannery Casino Resorts, LLC, L+475, 1.3% LIBOR Floor, 10/2/18	Consumer Services	3,950	3,993	43
CCC Information Services, Inc., L+400, 1.3% LIBOR Floor, 12/14/19	Software & Services	3,023	3,044	21
Chesapeake Energy Corp., L+450, 1.3% LIBOR Floor, 12/2/17(2)	Energy	7,840	8,002	162
CompuCom Systems, Inc., L+525, 1.3% LIBOR Floor, 10/4/18	Software & Services	3,414	3,460	46
ConvaTec Inc., L+375, 1.3% LIBOR Floor, 12/20/16	Health Care Equipment & Services	1,273	1,290	17
Corel Corp., L+700, 5/2/14(2)	Software & Services	3,217	3,229	12
DAE Aviation Holdings, Inc., L+500, 1.3% LIBOR Floor, 11/2/18	Capital Goods	2,675	2,757	82
DAE Aviation Holdings, Inc., L+500, 1.3% LIBOR Floor, 11/2/18	Capital Goods	1,213	1,250	37
Datatel, Inc., L+500, 1.3% LIBOR Floor, 7/19/18	Software & Services	1,474	1,473	(1)
David’s Bridal, Inc., L+375, 1.3% LIBOR Floor, 10/11/19	Retailing	2,583	2,613	30
Delta Airlines, Inc., L+400, 1.3% LIBOR Floor, 10/18/18(2)	Transportation	6,925	7,045	120
DigitalGlobe Inc., L+450, 1.3% LIBOR Floor, 10/7/18(2)	Software & Services	1,973	1,974	1
Drumm Investors LLC, L+375, 1.3% LIBOR Floor, 5/4/18	Health Care Equipment & Services	1,454	1,412	(42)
Equipower Resources Holdings, LLC, L+425, 1.3% LIBOR Floor, 12/21/18	Utilities	1,476	1,485	9
Fairway Group Acquisition Co., L+675, 1.5% LIBOR Floor, 8/17/18	Food & Staples Retailing	1,511	1,506	(5)
First Data Corp., L+500, 3/24/17	Software & Services	3,930	3,917	(13)
Fortescue Metals Group Ltd., L+425, 1.0% LIBOR Floor, 10/18/17(2)	Materials	7,855	7,994	139
Foxco Acquisition Sub, LLC, L+450, 1.0% LIBOR Floor, 7/1/17	Media	3,847	3,915	68
Fram Group Holdings Inc., L+500, 1.5% LIBOR Floor, 7/29/17	Automobiles & Components	2,938	2,978	40
Freedom Group, Inc., L+425, 1.3% LIBOR Floor, 4/19/19	Capital Goods	840	834	(6)
Getty Images, Inc., L+350, 1.3% LIBOR Floor, 10/18/19	Media	9,900	10,000	100
Gymboree Corp., L+350, 1.5% LIBOR Floor, 2/23/18	Consumer Durables & Apparel	2,992	2,820	(172)
Hamilton Lane Advisors, LLC, L+500, 1.5% LIBOR Floor, 2/23/18	Diversified Financials	1,932	1,930	(2)
HarbourVest Partners L.P., L+375, 1.0% LIBOR Floor, 11/21/17	Diversified Financials	5,087	5,119	32
Harvard Drug Group, LLC, L+475, 1.3% LIBOR Floor, 10/4/19	Retailing	2,701	2,742	41
Hyland Software, Inc., L+425, 1.3% LIBOR Floor, 10/25/19	Software & Services	4,918	4,924	6
Ikaria Acquisition Inc., L+650, 1.3% LIBOR Floor, 9/18/17	Pharmaceuticals, Biotechnology & Life Sciences	5,281	5,317	36
ILC Industries, LLC, L+600, 1.5% LIBOR Floor, 7/11/18	Capital Goods	5,006	4,905	(101)
Ineos Finance Plc, L+525, 1.3% LIBOR Floor, 5/4/18(2)	Materials	1,481	1,507	26
Inmar, Inc., L+525, 1.3% LIBOR Floor, 8/4/17	Software & Services	4,995	4,983	(12)
John Henry Holdings, Inc., L+475, 1.3% LIBOR Floor, 12/6/18	Commercial Services & Supplies	5,940	6,023	83
Kronos Inc., L+425, 1.3% LIBOR Floor, 10/30/19	Software & Services	7,960	8,085	125
Leap Wireless International, Inc., L+350, 1.3% LIBOR Floor, 10/10/19(2)	Telecommunication Services	1,100	1,116	16
Leslie’s Poolmart, Inc., L+400, 1.3% LIBOR Floor, 10/16/19	Consumer Durables & Apparel	11,913	12,056	143
LM U.S. Member LLC, L+450, 1.3% LIBOR Floor, 10/25/19	Transportation	1,904	1,925	21
LSP Madison Funding, LLC, L+425, 1.3% LIBOR Floor, 6/28/19	Utilities	1,502	1,530	28
Mediacom Broadband Inc., L+300, 1.0% LIBOR Floor, 1/17/20	Telecommunication Services	3,890	3,988	98
MMM Holding, Inc., L+850, 1.5% LIBOR Floor, 10/23/17	Health Care Equipment & Services	3,972	4,037	65
MModal Inc., L+550, 1.3% LIBOR Floor, 8/15/19(2)	Health Care Equipment & Services	7,436	7,213	(223)
MSO Holdings of Puerto Rico Inc., L+825, 1.5% LIBOR Floor, 10/23/17	Health Care Equipment & Services	2,888	2,936	48
National Mentor Holdings, Inc., L+525, 1.3% LIBOR Floor, 2/9/17	Health Care Equipment & Services	7,980	7,950	(30)
National Vision, Inc., L+575, 1.3% LIBOR Floor, 8/2/18	Health Care Equipment & Services	2,346	2,406	60

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Total Return Swap (continued)

Underlying Loan(1)	Industry	Notional Amount	Market Value	Unrealized Appreciation / (Depreciation)
Navistar, Inc., L+550, 1.5% LIBOR Floor, 8/17/17(2)	Capital Goods	$3,735	$3,732	$(3)
NCI Building Systems, Inc., L+675, 1.3% LIBOR Floor, 5/2/18(2)	Capital Goods	2,667	2,717	50
Nexeo Solutions, LLC, L+350, 1.5% LIBOR Floor, 9/7/17	Capital Goods	4,399	4,402	3
NSH Merger Sub, Inc., L+650, 1.8% LIBOR Floor, 2/2/17	Health Care Equipment & Services	1,970	1,940	(30)
Nuveen Investments, Inc., L+550, 5/13/17	Diversified Financials	5,767	5,817	50
OSI Restaurant Partners, LLC, L+350, 1.3% LIBOR Floor, 10/28/19(2)	Consumer Services	3,474	3,541	67
Par Pharmaceutical Companies, Inc., L+375, 1.3% LIBOR Floor, 9/18/19(2)	Pharmaceuticals, Biotechnology & Life Sciences	4,642	4,680	38
Party City Holdings Inc., L+450, 1.3% LIBOR Floor, 7/27/19	Consumer Durables & Apparel	3,054	3,116	62
Pinnacle Operating Corp., L+550, 1.3% LIBOR Floor, 11/15/18	Materials	6,708	6,760	52
Plains Exploration & Production Co., L+300, 1.0% LIBOR Floor, 11/30/19(2)	Energy	6,633	6,688	55
PRA International Inc., L+525, 1.3% LIBOR Floor, 12/10/18	Pharmaceuticals, Biotechnology & Life Sciences	5,775	5,819	44
Presidio, Inc., L+450, 1.3% LIBOR Floor, 3/31/17	Software & Services	4,978	4,988	10
PRV Aerospace, LLC, L+525, 1.3% LIBOR Floor, 5/9/18	Capital Goods	3,066	3,060	(6)
RadNet, Inc, L+425, 1.3% LIBOR Floor, 10/10/18	Health Care Equipment & Services	4,134	4,177	43
RCN Telecom Services, LLC, L+400, 1.3% LIBOR Floor, 8/26/16	Telecommunication Services	827	840	13
Sabre Inc., L+575, 9/30/17	Consumer Services	1,470	1,496	26
Sabre Inc., L+600, 1.3% LIBOR Floor, 12/29/17	Consumer Services	5,369	5,444	75
Sagittarius Restaurants LLC, L+550, 2.0% LIBOR Floor, 5/18/15	Consumer Services	1,360	1,347	(13)
Samson Investment Co., L+475, 1.3% LIBOR Floor, 9/25/18	Energy	3,649	3,709	60
Sequa Corp., L+400, 1.3% LIBOR Floor, 5/28/17	Capital Goods	5,729	5,789	60
Serta Simmons Holdings, LLC, L+375, 1.3% LIBOR Floor, 9/18/19	Consumer Durables & Apparel	6,699	6,773	74
Sheridan Holdings, Inc., L+475, 1.3% LIBOR Floor, 6/29/18	Health Care Equipment & Services	426	428	2
Sheridan Production Co., LLC, L+375, 1.3% LIBOR Floor, 10/1/19	Energy	5,290	5,383	93
Smile Brands Group Inc., L+525, 1.8% LIBOR Floor, 12/21/17	Health Care Equipment & Services	4,829	4,679	(150)
Sorenson Communication, Inc., L+400, 2.0% LIBOR Floor, 8/16/13	Telecommunication Services	6,236	6,226	(10)
Sports Authority, Inc., L+600, 1.5% LIBOR Floor, 11/16/17	Consumer Durables & Apparel	8,303	8,348	45
Sprouts Farmers Markets Holdings, LLC, L+475, 1.3% LIBOR Floor, 4/18/18	Food & Staples Retailing	1,989	2,012	23
SRA International, Inc., L+525, 1.3% LIBOR Floor, 7/20/18	Software & Services	2,748	2,653	(95)
Surgery Center Holdings, Inc., L+500, 1.5% LIBOR Floor, 2/6/17	Health Care Equipment & Services	2,478	2,460	(18)
Tallgrass Operations, LLC, L+400, 1.3% LIBOR Floor, 11/13/18	Energy	6,516	6,634	118
Technicolor SA, L+500, 2.0% LIBOR Floor, 5/26/16(2)	Technology Hardware & Equipment	467	464	(3)
Technicolor SA, L+600, 2.0% LIBOR Floor, 5/26/17(2)	Technology Hardware & Equipment	1,249	1,242	(7)
The Pantry, Inc., L+450, 1.3% LIBOR Floor, 7/25/19(2)	Retailing	1,012	1,035	23
Total Safety U.S., Inc., L+625, 1.3% LIBOR Floor, 10/31/17	Energy	2,498	2,504	6
Toys “R” Us – Delaware, Inc., L+450, 1.5% LIBOR Floor, 9/1/16	Consumer Durables & Apparel	4,234	4,089	(145)
TravelCLICK, Inc., L+500, 1.5% LIBOR Floor, 3/16/16	Consumer Services	1,968	1,974	6
USI Holdings Corp., L+400, 1.3% LIBOR Floor, 12/14/19	Insurance	3,731	3,738	7
Wall Street Systems Delaware, Inc., L+450, 1.3% LIBOR Floor, 10/25/19	Software & Services	7,036	7,134	98
Wesco Distribution Inc., L+350, 1.0% LIBOR Floor, 12/4/19(2)	Capital Goods	2,829	2,868	39
West Corp., L+450, 1.3% LIBOR Floor, 6/29/18	Software & Services	3,621	3,700	79
Wide OpenWest Finance, LLC, L+500, 1.3% LIBOR Floor, 7/17/18	Media	1,591	1,675	84

Total		$383,742	$386,545	2,803

Total TRS Accrued Income and Liabilities:				2,838

Total TRS Fair Value:				$5,641

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	The investment is not a qualifying asset under the 1940 Act. A BDC may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 9. Share Repurchase Program

The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares of common stock and under what terms:

•	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of its assets (including fees and costs associated with disposing of assets);

•	the Company’s investment plans and working capital requirements;

•	the relative economies of scale with respect to the Company’s size;

•	the Company’s history in repurchasing shares of common stock or portions thereof; and

•	the condition of the securities markets.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the sale of shares of common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such shares of common stock on each date of repurchase at a price equal to 90% of the offering price in effect on each date of repurchase. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time, upon 30 days’ notice. The first such tender offer commenced in August 2012.

The following table sets forth the number of shares of common stock repurchased by the Company during the year ended December 31, 2012:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
September 30, 2012	October 1, 2012	24,877	100%	$9.045	$225
December 31, 2012(1)	January 2, 2013	—	—	$9.225	—

(1)	No shares were tendered for repurchase in connection with the quarterly tender offer.

Note 10. Repurchase Transaction

On February 6, 2013, through its two newly formed, wholly-owned, special-purpose, bankruptcy-remote subsidiaries, Lehigh River and Cobbs Creek, the Company entered into an amendment, or the February 2013 amendment, to its conventional debt financing arrangement with JPMorgan Chase Bank, N.A., London Branch, or JPM, which was originally entered into on October 26, 2012. The February 2013 amendment, among other

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Repurchase Transaction (continued)

things: (i) increased the amount of debt financing available under the arrangement from $150,000 to $300,000 and (ii) extended the final repurchase date under the financing arrangement from November 20, 2016 to February 20, 2017. The Company elected to structure the financing in the manner described more fully below in order to, among other things, obtain such financing at a lower cost than would be available through alternate arrangements.

Pursuant to the financing transaction, the Company may sell from time to time loans in its portfolio having an aggregate market value of approximately $640,000 ($316,500 prior to the February 2013 amendment) to Lehigh River pursuant to an amended and restated asset transfer agreement, dated as of February 6, 2013, between the Company and Lehigh River, or the Amended and Restated Lehigh Asset Transfer Agreement. Under the Amended and Restated Lehigh Asset Transfer Agreement, as of February 6, 2013, the Company had sold loans to Lehigh River for a purchase price of approximately $202,300, all of which consisted of the issuance to the Company of equity interests in Lehigh River. It is expected that the aggregate amount of loans held by Lehigh River when the financing arrangement is fully-ramped will be approximately $640,000.

The loans held by Lehigh River will secure the obligations of Lehigh River under Class A Floating Rate Notes, or the Class A Notes, to be issued from time to time by Lehigh River to Cobbs Creek pursuant to an amended and restated indenture, dated as of February 6, 2013, with Citibank, as trustee, or the Amended and Restated Indenture. Pursuant to the Amended and Restated Indenture, the aggregate principal amount of Class A Notes that may be issued by Lehigh River from time to time is $360,000 ($180,000 prior to the February 2013 amendment). Principal on the Class A Notes will be due and payable on the stated maturity date of February 20, 2024 (November 20, 2023 prior to the February 2013 amendment). Interest on the Class A Notes accrues at three-month LIBOR plus a spread of 2.75% per annum. Cobbs Creek will purchase the Class A Notes to be issued by Lehigh River from time to time at a purchase price equal to their par value.

Pursuant to the Amended and Restated Indenture, Lehigh River has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the Amended and Restated Indenture contains the following events of default: (a) the failure to make principal payments on the Class A Notes at their stated maturity or redemption date, or to make interest payments on the Class A Notes within five business days of when due; (b) the failure of the aggregate outstanding principal balance (subject to certain reductions) of the loans securing the Class A Notes to be at least 147.07% of the outstanding principal amount of the Class A Notes; and (c) GDFM ceasing to be the sub-adviser to the Company’s investment adviser, FSIC II Advisor.

Cobbs Creek, in turn, has entered into a repurchase transaction with JPM pursuant to the terms of an amended and restated master repurchase agreement and the related annex and amended and restated confirmation thereto, each dated as of February 6, 2013, or collectively, the JPM Facility. Pursuant to the JPM Facility, JPM has agreed to purchase from time to time Class A Notes held by Cobbs Creek for an aggregate purchase price equal to approximately 83.33% of the principal amount of Class A Notes purchased. Subject to certain conditions, the maximum principal amount of Class A Notes that may be purchased under the JPM Facility is $360,000 ($180,000 prior to the February 2013 amendment). Accordingly, the maximum amount payable at any time to Cobbs Creek under the JPM Facility will not exceed $300,000 ($150,000 prior to the February 2013 amendment). Under the JPM Facility, Cobbs Creek will, on a quarterly basis, repurchase the Class A Notes sold to JPM under the JPM Facility and subsequently resell such Class A Notes to JPM. The final repurchase

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Repurchase Transaction (continued)

transaction must occur no later than February 20, 2017 (November 20, 2016 prior to the February 2013 amendment). The repurchase price paid by Cobbs Creek to JPM for each repurchase of the Class A Notes will be equal to the purchase price paid by JPM for such Class A Notes, plus interest thereon accrued at a fixed rate of 3.25% per annum. Commencing February 20, 2015, Cobbs Creek is permitted to reduce (based on certain thresholds) the aggregate principal amount of Class A Notes subject to the JPM Facility. Such reductions, and any other reductions of the principal amount of Class A Notes, including upon an event of default, will be subject to breakage fees in an amount equal to the present value of 1.25% per annum over the remaining term of the JPM Facility applied to the amount of such reduction.

If at any time during the term of the JPM Facility the market value of the loans held by Lehigh River securing the Class A Notes declines by an amount greater than 27% of their initial aggregate purchase price, or the Margin Threshold, Cobbs Creek will be required to post cash collateral with JPM in an amount at least equal to the amount by which the market value of such loans at such time is less than the Margin Threshold. In such event, in order to satisfy any such margin-posting requirements, Cobbs Creek intends to borrow funds from the Company pursuant to an amended and restated revolving credit agreement, dated as of February 6, 2013, between Cobbs Creek, as borrower, and the Company, as lender, or the Amended and Restated Revolving Credit Agreement. The Company may, in its sole discretion, make such loans from time to time to Cobbs Creek pursuant to the terms of the Amended and Restated Revolving Credit Agreement. Borrowings under the Amended and Restated Revolving Credit Agreement will accrue interest at a rate equal to one-month LIBOR plus a spread of 0.75% per annum.

In connection with the JPM Facility, the Company may sell from time to time loans in its portfolio having an aggregate market value of approximately $180,000 ($90,000 prior to the February 2013 amendment) to Cobbs Creek pursuant to an amended and restated asset transfer agreement, dated as of February 6, 2013, between the Company and Cobbs Creek, or the Amended and Restated Cobbs Asset Transfer Agreement. The loans purchased by Cobbs Creek from the Company will secure the obligations of Cobbs Creek under the JPM Facility. Under the Amended and Restated Cobbs Asset Transfer Agreement, the Company had sold loans to Cobbs Creek for a purchase price of approximately $35,700, all of which consisted of the issuance to the Company of equity interests in Cobbs Creek.

Pursuant to the JPM Facility, Cobbs Creek has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default included in similar transactions, the JPM Facility contains the following events of default: (a) the failure to pay the repurchase price upon the applicable payment dates; (b) the failure to post required cash collateral with JPM as discussed above; and (c) the occurrence of an event of default under the Amended and Restated Indenture.

In connection with the Class A Notes and the Amended and Restated Indenture, Lehigh River also entered into a collateral management agreement with the Company, as collateral manager, dated as of October 26, 2012 and amended as of February 6, 2013, pursuant to which the Company will manage the assets of Lehigh River, and a collateral administration agreement with Virtus Group, LP, or Virtus, as collateral administrator, and the Company, as collateral manager, dated as of October 26, 2012 and amended as of February 6, 2013, pursuant to which Virtus will perform certain administrative services with respect to the assets of Lehigh River. In connection with the JPM Facility, Cobbs Creek also entered into a collateral management agreement with the Company, as collateral manager, dated as of October 26, 2012, pursuant to which the Company will manage the assets of Cobbs Creek.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Repurchase Transaction (continued)

As of December 31, 2012, Class A Notes in the aggregate principal amount of $141,000 had been purchased by Cobbs Creek from Lehigh River and subsequently sold to JPM under the JPM Facility for aggregate proceeds of $117,500. As of December 31, 2012, the fair value of loans held by Lehigh River was $270,119, which included loans purchased by Lehigh River with proceeds from the issuance of Class A Notes. The Company funded each purchase of Class A Notes by Cobbs Creek through a capital contribution to Cobbs Creek. As of December 31, 2012, Cobbs Creek’s liability under the JPM Facility was $117,500, plus $274 of accrued interest expense. The Class A Notes issued by Lehigh River and purchased by Cobbs Creek eliminate in consolidation on the Company’s financial statements.

On February 6, 2013, Lehigh River issued and sold to Cobbs Creek an additional $39,000 in aggregate principal amount of Class A Notes and Cobbs Creek sold such Class A Notes to JPM under the JPM Facility for aggregate proceeds of $32,500. During the 180-day period following February 6, 2013, Lehigh River intends to issue and sell to Cobbs Creek an additional $180,000 in aggregate principal amount of Class A Notes and Cobbs Creek intends to enter into additional repurchase transactions under the JPM Facility with respect to such Class A Notes.

As of December 31, 2012, the Company had incurred costs of $159 in connection with obtaining the JPM Facility, which the Company has recorded as deferred financing costs on its consolidated balance sheet and amortizes to interest expense over the life of the JPM Facility. As of December 31, 2012, $152 of such deferred financing costs had yet to be amortized to interest expense.

The effective interest rate on the borrowings under the JPM Facility was 3.25% as of December 31, 2012. Interest is paid quarterly in arrears and commenced in February of 2013. The Company recorded interest expense of $281 for the year ended December 31, 2012, which includes commitment fees on the unused portion of the JPM Facility, and $7 related to the amortization of deferred financing costs. The Company paid $0 in interest expense for the year ended December 31, 2012. The average borrowings under the JPM Facility for the period from October 26, 2012 through December 31, 2012 were $44,230, with a weighted average interest rate of 3.25%.

Amounts outstanding under the JPM Facility will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

Note 11. Senior Securities Asset Coverage

Information about the Company’s senior securities is shown in the table below as of December 31, 2012:

December 31,	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4) (Exclude Bank Loans)
2012	$404,991	2.30	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented. For purposes of the asset coverage test, the Company treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted, as a senior security.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 11. Senior Securities Asset Coverage (continued)

(2)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the Company in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	Not applicable because senior securities are not registered for public trading.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 12. Financial Highlights

The following is a schedule of financial highlights for the year ended December 31, 2012. The Company has omitted the financial highlights for the period from July 13, 2011 (Inception) to December 31, 2011 since the Company did not have operations as of December 31, 2011.

Year Ended December 31, 2012
Per Share Data:
Net asset value, beginning of period	$9.00

Results of operations(1)
Net investment income (loss)	0.12
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	0.73

Net increase (decrease) in net assets resulting from operations	0.85

Stockholder distributions(2)
Distributions from net investment income	(0.28)
Distributions from net realized gain on investments	(0.11)

Net decrease in net assets resulting from stockholder distributions	(0.39)

Capital share transactions(3)
Issuance of common stock	0.07
Offering costs	(0.28)
Reimbursement to investment adviser	(0.33)
Capital contributions of investment adviser	0.24

Net increase (decrease) in net assets resulting from capital share transactions	(0.30)

Net asset value, end of period	$9.16

Shares outstanding, end of period	57,612,806

Total return(4)	6.11%

Ratio/Supplemental Data:
Net assets, end of period	$527,727

Ratio of net investment income to average net assets(5)	1.29%

Ratio of accrued incentive fees to average net assets(5)	1.63%

Ratio of interest expense to average net assets(5)	0.13%

Ratio of operating expenses to average net assets(5)	4.20%
Ratio of expenses reimbursed by sponsor to average net assets(5)	(1.14)%

Ratio of net operating expenses to average net assets(5)	3.06%

Portfolio turnover	111.30%

(1)	The per share data was derived by using the weighted average shares outstanding during the period from June 18, 2012 (commencement of operations) through December 31, 2012.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 12. Financial Highlights (continued)

(2)	The per share data for distributions reflects the actual amount of distributions paid per share during the period.

(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of common stock in the Company’s continuous public offering and pursuant to the Company’s distribution reinvestment plan. The issuance of common stock at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share. The per share impact of the Company’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the period. Offering costs, reimbursement to investment adviser and capital contributions of investment adviser were calculated as a percentage of weighted average shares outstanding during the periods in which those amounts were incurred by the Company.

(4)	The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share at the beginning of the period. The total return does not consider the effect of the sales load from the sale of the Company’s common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of the Company’s future total return, which may be greater or less than the return shown in the table due to a number of factors, including the Company’s ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities the Company acquires, the level of the Company’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return as calculated above represents the total return on the Company’s investment portfolio during such period and is calculated in accordance with GAAP. This return figure does not represent an actual return to stockholders.

(5)	Weighted average net assets during the period from June 18, 2012 (commencement of operations) through December 31, 2012 are used for this calculation.

FS Investment Corporation II

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 13. Selected Quarterly Financial Data (Unaudited)

The following are the quarterly results of operations for the year ended December 31, 2012 and the results for the period from July 13, 2011 (Inception) to December 31, 2011. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended				Period from July 13, 2011 (Inception) to December 31, 2011
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Investment income	$7,642	$1,824	$18	$—	$—
Operating expenses
Total operating expenses	6,484	2,323	157	193	20
Less: Expense reimbursement from sponsor	(1,635)	(712)	(135)	—	—

Net expenses	4,849	1,611	22	193	20

Net investment income (loss)	2,793	213	(4)	(193)	(20)
Realized and unrealized gain/loss	12,195	5,075	326	—	—

Net increase (decrease) in net assets resulting from operations	$14,988	$5,288	$322	$(193)	$(20)

Per share information-basic and diluted
Net investment income (loss)	$0.07	$0.02	$(0.02)	$(8.69)	$(0.90)

Net increase (decrease) in net assets resulting from operations	$0.37	$0.47	$1.40	$(8.69)	$(0.90)

Weighted average shares outstanding	40,220,720	11,134,670	229,647	22,222	22,222

The sum of quarterly per share amounts does not equal per share amounts reported for the year ended December 31, 2012. This is due to changes in the number of weighted-average shares outstanding and the effects of rounding for each period.

APPENDIX 1

The following is a schedule of financial highlights of FS Investment Corporation for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Per Share Data:(1)
Net asset value, beginning of period	$9.35	$9.42	$9.10	$7.33	$—
Results of operations(2)
Net investment income (loss)	0.59	0.76	0.40	0.48	(4.72)
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss foreign currency	0.86	(0.19)	0.81	2.09	—

Net increase (decrease) in net assets resulting from operations	1.45	0.57	1.21	2.57	(4.72)

Stockholder distributions(3)
Distributions from net investment income	(0.63)	(0.78)	(0.55)	(0.46)	(0.18)
Distributions from net realized gain on investments	(0.23)	(0.13)	(0.32)	(0.21)	—

Net decrease in net assets resulting from stockholder distributions	(0.86)	(0.91)	(0.87)	(0.67)	(0.18)

Capital share transactions
Issuance of common stock(4)	0.04	0.34	0.10	0.19	7.32
Repurchases of common stock(5)	—	—	—	—	—
Offering costs(2)	(0.01)	(0.07)	(0.07)	(0.09)	(10.67)
Reimbursement to investment adviser(2)	—	—	(0.10)	(0.32)	—
Capital contributions of investment adviser(2)	—	—	0.05	0.09	15.58

Net increase (decrease) in net assets resulting from capital share transactions	0.03	0.27	(0.02)	(0.13)	12.23

Net asset value, end of period	$9.97	$9.35	$9.42	$9.10	$7.33

Shares outstanding, end of period	251,890,821	160,390,540	41,332,661	10,241,544	136,251

Total return(6)	15.83%	8.93%	13.08%	33.33%	2.40%

(1)	The share information utilized to determine per share data has been retroactively adjusted to reflect stock distributions.
(2)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.
(4)

The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in FS Investment Corporation’s continuous public offering

X-1

and pursuant to FS Investment Corporation’s distribution reinvestment plan. The issuance of common stock at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share.

(5)	The per share impact of FS Investment Corporation’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the applicable period.

(6)	The total return does not consider the effect of the sales load from the sale of FS Investment Corporation’s common stock and, as described below, is based upon FS Investment Corporation’s net asset value per share rather than its per share public offering price. As a result, the total return is not necessarily indicative of the return experienced by stockholders on their investment. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of FS Investment Corporation’s future total return, which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation’s ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities FS Investment Corporation acquires, the level of FS Investment Corporation’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Investment Corporation encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return as calculated above represents the total return on FS Investment Corporation’s investment portfolio during such period and is calculated in accordance with GAAP. These return figures do not represent an actual return to stockholders.

The 2008 total return is based on an initial investment at $7.32 per share. This represents the initial offering price per share, net of commissions and discounts, after taking into account stock distributions to stockholders. FS Investment Corporation’s net loss in 2008 did not reduce net asset value as all expenses were funded by a third-party affiliate. The 2009 total return was calculated by taking the net asset value per share as of December 31, 2009, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2008. The 2010 total return was calculated by taking the net asset value per share as of December 31, 2010, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2009. The 2011 total return was calculated by taking the net asset value per share as of December 31, 2011, adding the cash distributions per share which were declared during the calendar year and dividing the total by the net asset value per share on December 31, 2010. The 2012 total return was calculated by taking the net asset value per share as of December 31, 2012, adding the cash distributions per share which were declared during the period and dividing the total by the net asset value per share on December 31, 2011.

X-2

Subscription Agreement

The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of FS Investment Corporation II, a Maryland corporation (sometimes referred to herein as the “Company”), set forth below.

  1. Investment (Select only one)

Brokerage Investment Subscription Amount $	Advisory and Other Net of Commission Investment Subscription Amount $
Wrap Fee Arrangement at your Broker-Dealer*
☐ Initial Investment ($5,000 minimum)	☐ Initial Investment ($5,000 minimum)
☐ Additional Investment ($500 minimum)	☐ Additional Investment ($500 minimum)
* Not all broker-dealers are eligible for advisory business; please confirm with the dealer manager
Registered Investment Advisor (Non-Broker Dealer)
☐ Initial Investment ($5,000 minimum)
☐ Additional Investment ($500 minimum)
☐ Net of Commission Purchase*
* By a registered representative on his/her own behalf

  2. Ownership (Select only one)

☐ Individual*	☐ Joint Tenants with Rights of Survivorship	☐ UGMA: State of
(one signature)	(all parties must sign)	(custodian signature required)
☐ Community Property	☐ Tenants in Common	☐ UTMA: State of
(all parties must sign)	(all parties must sign)	(custodian signature required)
☐ Qualified Pension	☐ Profit Sharing Plan	☐ Trust
(include Plan Documents)	(include Plan Documents)	(include title and signature page)
☐ Corporation (include Corporate	☐ Partnership (include Partnership	☐ Other (specify and include title and
Resolution; authorized signature)	Agreement; authorized signature)	signature pages)

☐ Custodial Arrangement
(owner and custodian signature required)

☐ IRA	☐ SEP	☐ Name of Custodian

☐ Roth IRA	☐ KEOGH	☐ Mailing Address

☐ Rollover IRA	☐ Other

Custodian Information (to be completed by custodian above)

Custodian Tax ID# Custodian Account #

        Custodian Phone#

* Please complete and return a Transfer on Death form if you wish to make a transfer on death designation. You can request a Transfer on Death form by contacting the Company at (877) 628 - 8575.

  3. Investor Information (Please print)

    Individual Owner/Beneficial Owner

    (first, middle, last)

    Social Security #

Address	Date of Birth

(street) (city/state) (zip)	(mm/dd/yyyy)

(You must include a permanent street address even if your mailing address is a P.O. Box)

Country of Citizenship	Daytime Phone #

    Joint Owner/Beneficial Owner/Minor

    (first, middle, last)

    Social Security #

Address	Date of Birth

(street) (city/state) (zip)	(mm/dd/yyyy)

(You must include a permanent street address even if your mailing address is a P.O. Box)
Country of Citizenship	Daytime Phone #

    3. Investor Information (continued)

Trust Information
Name of Trust	Date of Trust (mm/dd/yyyy)
Address (street) (city/state) (zip) (You must include a permanent street address even if your mailing address is a P.O. Box)
Trustee(s)	Tax ID
Beneficial Owner(s)	Social Security #
Beneficial Owner(s) Address (street) (city/state) (zip)	Date of Birth (mm/dd/yyyy)
Occupation

Corporation/Partnership/Other
Entity Name	Date of Entity Formation (mm/dd/yyyy)
Address (street) (city/state) (zip) (You must include a permanent street address even if your mailing address is a P.O. Box)

Entity Type If corporation ☐ C Corp ☐ S Corp	Tax ID

Officer(s), General Partner or Authorized Person(s)

Preferred Mailing Address (if different than above)

Attention

Address (street) (city/state) (zip)

     4. Distributions (IRA accounts may not direct distributions without the custodian’s approval)

I hereby elect the distribution option indicated below:
☐ I choose to participate in the Company’s Distribution Reinvestment Plan.*	☐ I choose to have distributions deposited in a checking, savings, IRA, brokerage account or sent to the custodian for the benefit of the investor.**	☐ I choose to have distributions mailed to me at the address listed in Section 3.***	☐ I choose to have distributions mailed to me at the following address:***

*	The Company requests that each investor that elects to have his or her distributions reinvested in the Company’s Distribution Reinvestment Plan notify the Company and the broker-dealer or registered investment advisor named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides and as set forth in the Prospectus and this form. This request in no way shifts the responsibility of the Company’s sponsor (through its affiliated dealer manager), or any other person selling Shares on behalf of the Company to each investor, to make every reasonable effort to determine that the purchase of the Shares is a suitable and appropriate investment based on information provided by each investor in this Subscription Agreement.

**	Complete the information below.

***	Not applicable for custodial or qualified retirement accounts.

I authorize the Company or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws. I acknowledge that distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Name of Financial Institution Account Type

Mailing Address (street) (city/state) (zip)

ABA Routing Number	Account Number

Individual/Trustee/Beneficial Owner (signature)
Joint Owner/Co-Trustee (signature)

    5. Electronic Delivery of Documents (You will not receive paper mailings)

☐	In lieu of receiving documents by mail, I authorize the Company to make available on its website at www.fsinvestmentcorpII.com its quarterly reports, annual reports, tender offer materials, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. (Any investor who elects this option must provide an e-mail address below and ensure that the Company has a current e-mail address for as long as he or she owns Shares.)

E-mail Address Initials

    6. Subscriber Representations

Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order to induce the Company to accept this subscription, I (we) hereby represent and warrant that:

	Owner	Joint Owner
	(Initials)	(Initials)

a)     I (we) have received a Prospectus for the Company relating to the Shares for which I am (we are) subscribing, wherein the terms and conditions of the offering are described and agree to be bound by the terms and conditions therein.

b)     I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus for the Company relating to the Shares under “Suitability Standards.”

c) I am (we are) purchasing Shares for my (our) own account.

d) I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.

e) If I am (we are) a resident of Alabama, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company and other similar programs.

f)      If I am (we are) a resident of Idaho, I (we) certify that my (our) aggregate investment in the Shares and in affiliates of the Company does not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

g)     If I am (we are) a resident of Iowa, I (we) certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

h)     If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the Office of the Kansas Securities Commissioner recommends that I (we) should not invest, in the aggregate, more than 10% of my (our) liquid net worth in the Company and other non-traded business development companies. Liquid net worth is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

i)      If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and annual gross income of $85,000 or (2) a liquid net worth of $300,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth.

j)      If I am (we are) a resident of Maine, I (we) hereby acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in this offering and similar offerings not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

k)     If I am (we are) a resident of Massachusetts, I (we) hereby acknowledge that it is recommended by the Massachusetts Securities Division that I (we) not invest, in the aggregate, more than 10% of my (our) liquid net worth in the Company and other similar investments. Liquid net worth is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

l)      If I am (we are) a resident of Michigan, I (we) hereby acknowledge that it is recommended by the Michigan Securities Division that I (we) not invest more than 10% of my (our) liquid net worth in the Company. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year.

m) If I am (we are) a resident of Nebraska, I (we) certify that my (our) investment in the Shares does not exceed 10% of my (our) net worth.

    6. Subscriber Representations (continued)

	Owner	Joint Owner
	(Initials)	(Initials)

n)     If I am (we are) a resident of New Mexico, I (we) certify that my (our) investment in the Shares and other non-traded business development companies does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of my (our) total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

o) If I am (we are) a resident of North Dakota, I (we) certify that I (we) have a net worth of at least 10 times my (our) investment in the Company and its affiliates.

p)     If I am (we are) a resident of Ohio, I (we) certify that my (our) investment in the Shares, in the Company’s affiliates and in other non-traded business development companies does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of my (our) net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

q) If I am (we are) a resident of Oklahoma, I (we) certify that my (our) investment in the Shares does not exceed 10% of my (our) net worth (excluding home, home furnishings and automobiles).

r) If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in the Shares does not exceed 10% of my (our) net worth.

s)      If I am (we are) a resident of Tennessee, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and minimum annual gross income of $85,000 or (2) a minimum liquid net worth of $350,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth.

    7. Important Information (Rights, Certifications, Authorizations)

Substitute IRS Form W-9 Certification:

I (we) declare that the information supplied in this subscription agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien). NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

By signing below, you hereby acknowledge receipt of the Prospectus of the Company relating to the Shares for which you have subscribed, as supplemented and amended through the date hereof (as so supplemented and amended, the “Prospectus”), not less than five (5) business days prior to the signing of this Subscription Agreement. The Prospectus is available at www.sec.gov. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus. Residents of Maine, Massachusetts, Minnesota, Missouri and Ohio investing in the Company, who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and Social Security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

By signing below, you also acknowledge that:

•	You do not expect to be able to sell your Shares regardless of how the Company performs.
•	If you are able to sell your Shares, you will likely receive less than your purchase price.
•

The Company does not intend to list the Shares on any securities exchange during the offering period or for what may be a significant time thereafter, and it does not expect a secondary market in the Shares to develop.

    7. Important Information (continued)

•

Although the Company has implemented a share repurchase program, only a limited number of Shares are eligible for repurchase. Any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase. The Company may suspend or terminate its share repurchase program at any time.

•

You may not have access to the money you invest for an indefinite period of time until the Company completes a liquidity event. Moreover, there is no assurance that the Company will ever complete a liquidity event.

•	An investment in the Shares is not suitable for you if you need access to the money you invest.
•

Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

•

The Company’s previous distributions to stockholders were funded in part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to its affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings. Portions of these distributions were not based on the Company’s investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings had not agreed to reimburse certain of the Company’s expenses, including through the waiver of certain of its advisory fees, portions of these distributions would have come from your paid-in capital or borrowings. The repayment of the fees owed to Franklin Square Holdings will reduce the future distributions to which you would otherwise be entitled.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Owner or Authorized Person (Print Name)	Owner or Authorized Person (Print Name)

Owner or Authorized Person Signature	Owner or Authorized Person Signature

Date	/ /	Date	/ /
(mm/dd/yyyy)		(mm/dd/yyyy)

     8. Financial Advisor

The undersigned confirm on behalf of the Broker-Dealer or Registered Investment Advisor that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Broker Dealer or Registered Investment Advisor Firm Name

Financial Advisor Name
(First, Middle, Last)

Operational Contact Name (Optional): (First, Middle, Last)

Address
	(street)	(city/state)	(zip)

Advisor Number	Branch Number	Telephone

Email Address	Fax

Financial Advisor Signature	Date

Principal Signature	Date

    9. Investment Instructions

By Wire Transfer	By Mail:

UMB Bank, N.A., ABA Routing #101000695,	(Checks should be made payable to “FS
FS Investment Corporation II, Account #9871976238, Beneficial Owner(s) (include in memo field)	Investment Corporation II”)

FS Investment II Services
Custodial Accounts	c/o DST Systems Inc.

Forward Subscription Agreement to the custodian	(877) 628-8575

Regular Mail
P.O. Box 219095
Kansas City, MO 64121-9095

Express/Overnight Delivery
430 W. 7th Street
Kansas City, MO 64105

     Additional Information

APPENDIX A TO SUBSCRIPTION AGREEMENT

NOTICE TO STOCKHOLDER OF ISSUANCE OF

UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the

Maryland General Corporation Law

To: Stockholder

From: FS Investment Corporation II

Shares of Common Stock, $0.001 par value per share

FS Investment Corporation II, a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 200,000,000 Shares of

Common Stock

PRELIMINARY PROSPECTUS

[                    ], 2013

PART C

Other Information

Item 25.    Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of FS Investment Corporation II (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

Page
Financial Statements for the year ended December 31, 2012
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-2
Consolidated Statements of Operations for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-3
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-4
Consolidated Statements of Cash Flows for the year ended December 31, 2012 and for the period from July 13, 2011 (Inception) to December 31, 2011	F-5
Consolidated Schedule of Investments as of December 31, 2012	F-6
Notes to Consolidated Financial Statements	F-9

(2) Exhibits

(a)	Articles of Amendment and Restatement of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 14, 2012).
(b)	Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit (b) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference).
(e)(1)	Distribution Reinvestment Plan. (Incorporated by reference to Exhibit (e) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(e)(2)	Amended and Restated Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.3 filed with the Registrant’s Quarterly Report filed on Form 10-Q filed on November 14, 2012.)
(g)(1)	Investment Advisory and Administrative Services Agreement, dated as of February 8, 2012, by and between the Registrant and FSIC II Advisor, LLC. (Incorporated by reference to Exhibit (g)(1) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(g)(2)	Investment Sub-Advisory Agreement, dated as of February 8, 2012, by and between FSIC II Advisor, LLC and GSO / Blackstone Debt Funds Management LLC. (Incorporated by reference to Exhibit (g)(2) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(h)(1)	Dealer Manager Agreement, dated as of February 8, 2012, by and among the Registrant, FSIC II Advisor, LLC and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(1) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Dealer Manager Agreement). (Incorporated by reference to Exhibit (h)(1) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).

(j)	Custodian Agreement, dated as of February 8, 2012, by and between the Registrant and State Street Bank and Trust Company. (Incorporated by reference to Exhibit (j) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(k)(1)	Escrow Agreement, dated as of January 23, 2012, by and among the Registrant, UMB Bank, N.A. and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (k) filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654), filed on February 10, 2012).
(k)(2)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of July 2, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 3, 2012).
(k)(3)	Confirmation Letter Agreement, dated as of July 2, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 3, 2012).
(k)(4)	Investment Management Agreement, dated as of July 2, 2012, by and between the Registrant and Del River LLC (formerly IC-II Investments LLC). (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 3, 2012).
(k)(5)	Amended and Restated Confirmation Letter Agreement, dated as of September 12, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 12, 2012).
(k)(6)	Amended and Restated Confirmation Letter Agreement, dated as of September 27, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 1, 2012).
(k)(7)	Amended and Restated Confirmation Letter Agreement, dated as of November 15, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 15, 2012).
(k)(8)	Amended and Restated Confirmation Letter Agreement, dated as of December 13, 2012, by and between Del River LLC (formerly IC-II Investments LLC) and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 17, 2012).
(k)(9)	Asset Transfer Agreement, dated as of October 26, 2012, by and between the Registrant and Lehigh River LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(10)	Indenture, dated as of October 26, 2012, by and between Lehigh River LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(11)	Amended and Restated Indenture, dated as of February 6, 2013, by and between Lehigh River LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 7, 2013).
(k)(12)	Supplemental Indenture No. 1, dated as of April 23, 2013, by and between Lehigh River LLC and Citibank, N.A., as trustee. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 26, 2013).
(k)(13)	Lehigh River LLC Class A Floating Rate Secured Note, due 2023. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(14)	Lehigh River LLC Class A Floating Rate Secured Note, due 2024. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 7, 2013).
(k)(15)	Lehigh River LLC Class A Floating Rate Secured Note, due 2024. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 26, 2013).
(k)(16)	TBMA/ISMA 2000 Global Master Repurchase Agreement, by and between JPMorgan Chase Bank, N.A., London Branch and Cobbs Creek LLC, together with the related Annex and Confirmation thereto, each dated as of October 26, 2012. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).

(k)(17)	TBMA/ISMA 2000 Amended and Restated Global Master Repurchase Agreement, by and between JPMorgan Chase Bank, N.A., London Branch and Cobbs Creek LLC, together with the related Annex and Amended and Restated Confirmation thereto, each dated as of February 6, 2013. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on February 7, 2013).
(k)(18)	TBMA/ISMA 2000 Amended and Restated Global Master Repurchase Agreement, by and between JPMorgan Chase Bank, N.A., London Branch and Cobbs Creek LLC, together with the related Annex and Amended and Restated Confirmation thereto, each dated as of April 23, 2013. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 26, 2013).
(k)(19)	Revolving Credit Agreement, dated as of October 26, 2012, by and between the Registrant and Cobbs Creek LLC. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(20)	Asset Transfer Agreement, dated as of October 26, 2012, by and between the Registrant and Cobbs Creek LLC. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(21)	Collateral Management Agreement, dated as of October 26, 2012, by and between Lehigh River LLC and the Registrant. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(22)	Collateral Administration Agreement, dated as of October 26, 2012, by and among Lehigh River LLC, the Registrant and Virtus Group, LP. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(23)	Collateral Management Agreement, dated as of October 26, 2012, by and between Cobbs Creek LLC and the Registrant. (Incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on October 30, 2012).
(k)(24)	Loan Agreement, dated as of March 27, 2013, by and between Cooper River LLC, the financial institutions and other lenders from time to time party thereto and Citibank, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 28, 2013).
(k)(25)	Account Control Agreement, dated as of March 27, 2013, by and between Cooper River LLC, Citibank, N.A and Virtus Group, LP. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 28, 2013).
(k)(26)	Security Agreement, dated as of March 27, 2013, by and between Cooper River LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 28, 2013).
(k)(27)	Agreement and Plan of Merger, dated as of March 27, 2013, by and among Cooper River LLC, Cooper River CBNA Loan Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on March 28, 2013).
(k)(28)	Investment Management Agreement, dated as of March 27, 2013, by and between the Registrant and Cooper River LLC. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on March 28, 2013).
(l)	Opinion of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (l) filed with Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-175654) filed on February 10, 2012).
(n)(1)	Consent of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (l) hereto).
(n)(2)	Consent of McGladrey LLP.*
(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K filed on December 17, 2012).
(r)(2)	Code of Ethics of FSIC II Advisor, LLC. (Incorporated by reference to Exhibit (r)(2) filed with Amendment No. 2 to the Registrant’s registration statement on Form N-2 (File No. 333-184474) filed on February 27, 2013).

*	Filed herewith.

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee	$231,450
FINRA filing fee	$75,500
Blue sky expenses	$200,000
Advertising and sales literature	$2,000,000
Accounting fees and expenses	$3,000,000
Legal fees and expenses	$3,000,000
Printing	$1,000,000
Seminars	$503,440
Miscellaneous fees and expenses	$21,339,610

Total	$31,350,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

Not applicable.

Item 29.    Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at April 15, 2013:

Title of Class	Number of Record Holders
Common stock, $0.001 par value	21,806

Item 30.    Indemnification

Limitation on Liability

The Registrant’s charter limits the personal liability of the Registrant’s directors and officers to the corporation or its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

(a)	actual receipt of an improper benefit or profit in money, property or services; or

(b)	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The Registrant’s charter contains a provision which limits directors’ and officers’ liability, to the maximum extent permitted by Maryland law, and subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, the Registrant has obtained director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the Registrant’s board of directors or an agreement approved by the Registrant’s board of directors to which the corporation is a party expressly provides otherwise.

The Registrant’s charter and bylaws obligate the Registrant, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) FSIC II Advisor of any of its affiliates acting as an agent for the Registrant, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding, only if all of the following conditions are met:

(a)	the Registrant has determined, in good faith, that the course of conduct which caused the loss or liability was in the Registrant’s best interest;

(b)	the Registrant has determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for the Registrant;

(c)	the Registrant has determined, in good faith, that the party seeking indemnification’s liability or loss was not the result of the indemnitee’s negligence or misconduct, in the case that the party seeking indemnification is FSIC II Advisor, any of its affiliates or any officer of the Registrant, FSIC II Advisor or an affiliate of FSIC II Advisor, and gross negligence or willful misconduct in the case that the party seeking indemnification is a director of the Registrant (and not also an officer of the Registrant, FSIC II Advisor or an affiliate of FSIC II Advisor); and

(d)	such indemnification or agreement to hold harmless is recoverable only out of the Registrant’s net assets and not from the Registrant’s stockholders.

Furthermore, under the Registrant’s charter and bylaws, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities an Exchange Commission and the published position of any state securities regulatory authority in which securities of the Registrant were offered or sold as to indemnification for violations of securities laws.

Under the Registrant’s charter and bylaws, the advancement of company funds to an indemnitee or its affiliates for legal expenses and other costs, as incurred, as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Registrant;

(b)	the indemnitee provides the Registrant with written affirmation of such indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met;

(c)	the legal action is initiated by a third party who is not a stockholder, or the legal action is initiated by a stockholder and a court of competent jurisdiction specifically approves of such advancement; and

(d)	the indemnitee or its affiliates undertake to repay the advanced funds to the Registrant, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to the Registrant and the Registrant’s stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to the Registrant or the Registrant’s stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Item 31.    Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which FSIC II Advisor and each manager or executive officer of FSIC II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding FSIC II Advisor and its officers and managers is set forth in its Form ADV, as filed with the Securities and Exchange Commission, or the SEC, (SEC File No. 801-73088) and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which GDFM and each director or executive officer of GDFM who performs a policy-making function for GDFM in connection with the performance of its services under the Investment Sub-Advisory Agreement between GDFM and FSIC II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Portfolio Management” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding GDFM and its officers and directors is set forth in its Form ADV, as filed with the SEC, (SEC File No. 801-68243) and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Act, and the rules thereunder, are maintained at the offices of:

(1)	the Registrant, FS Investment Corporation II, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104;

(2)	the Transfer Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;

(3)	the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

(4)	the investment adviser, FSIC II Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104; and

(5)	the administrator, FSIC II Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Item 33.    Management Services

Not Applicable.

Item 34.    Undertakings

The Registrant hereby undertakes:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, the Registrant’s net asset value declines more than 10% from the Registrant’s net asset value as of the effective date of this registration statement, or (ii) the Registrant’s net asset value increases to an amount greater than the Registrant’s net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(3)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on April 30, 2013.

FS Investment Corporation II

By:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL C. FORMAN Michael C. Forman	President and Chief Executive Officer and Director (Principal executive officer)	April 30, 2013

/S/ WILLIAM GOEBEL William Goebel	Chief Financial Officer (Principal financial and accounting officer)	April 30, 2013

* David J. Adelman	Director	April 30, 2013

* Michael J. Heller	Director	April 30, 2013

* Barbara Adams	Director	April 30, 2013

* Robert E. Keith, Jr.	Director	April 30, 2013

* Paul Mendelson	Director	April 30, 2013

* John E. Stuart	Director	April 30, 2013

* Scott J. Tarte	Director	April 30, 2013

*By:	/S/ MICHAEL C. FORMAN
Attorney-in-fact